
09010416

EXPERIENCE LIFE



2008 ANNUAL REPORT


ST. JUDE MEDICAL
MORE CONTROL. LESS RISK.



table of contents



EXPERIENCE A NEW START

David, a retired engineer in Great Britain, was having trouble breathing and climbing stairs to the point where he felt "debilitated." He was admitted to the hospital and diagnosed with heart flutter and atrial fibrillation (AF). David's symptoms only worsened after five attempts at cardioversion, a procedure in which an electrical shock is applied to restore the heart's normal rhythm.

David became one of the first people to undergo treatment with the St. Jude Medical Epicor™ LP Cardiac Ablation System, a surgical approach approved in Europe to treat atrial fibrillation. The Epicor LP System delivers energy from the outside of a beating heart, reducing risk by eliminating the need for patients to be placed on a heart-lung bypass machine. David says the procedure was a "life-changing experience" and has given him "a new start at the age of 71." He cherishes time with his family, including special fishing trips with his six-year-old grandson, Toby.

The **Epicor™ LP Cardiac Ablation System** delivers HIFU (high intensity focused ultrasound) energy to create precise and complete lines of cardiac tissue ablation to block abnormal heart rhythms. Since HIFU energy is directed from the outside of the heart inward, the risk of unintended peripheral tissue damage is minimized. The Epicor LP (low profile) System is smaller than previous-generation technology, which facilitates device introduction and placement on the patient's heart.





EXPERIENCE RENEWED STRENGTH

Miyoko was diagnosed with atrial fibrillation (AF) after suffering occasional dizzy spells. In spite of drug therapy, her AF continued, so doctors performed catheter ablations to eliminate the arrhythmia. During these procedures, doctors discovered Miyoko also had sick sinus syndrome, a condition where the heart's natural "pacemaker" does not function properly. To help regulate Miyoko's heartbeat, doctors implanted St. Jude Medical's Identity® pacemaker.

Pacemaker patients like Miyoko require regular monitoring to ensure that their devices remain properly programmed. In 2008, St. Jude Medical introduced the first and only Japanese-language programmer, the Merlin® Patient Care System, offering clinicians streamlined programming capabilities in their native language. The Merlin system facilitates quick and efficient programming during implant and follow-up visits. Today, Miyoko leads an active, vigorous life. She plays tennis with friends and a professional coach, and enjoys golfing, overseas travel with her husband, and time with her young grandchildren. Miyoko appreciates the sense of "safety" that comes from her St. Jude Medical device.


Merlin
Patient Care System

The **Merlin® Patient Care System** is a universal programmer for cardiac resynchronization therapy (CRT) devices, implantable cardioverter defibrillators (ICDs) and pacemakers. It is the only programmer available in Japanese and Chinese languages, a feature designed to reduce risk during device implant and patient follow-up visits. Developed with clinician input, the intuitive Merlin system simplifies programming, allowing physicians to efficiently conduct tests, analyze data and accurately program devices.



Current® RF ICDs are specifically designed with a critical focus on safety, improved control and enhanced convenience. The RF (radiofrequency) wireless telemetry provides secure remote monitoring between the implanted device and the programmers in a clinician's office. Innovative features, like the vibrating patient notifier and convenient diagnostic reporting tools, provide tailored therapy solutions with unmatched efficiency and accuracy. Multiple hardware and software safeguards offer outstanding reliability, with a series of features designed to minimize risk.


SVC (DF-1)
RV (DF-1)
CURRENT™ DR



EXPERIENCE ANOTHER RACE

Gösta has earned many honors as a Swedish road-racing cyclist. He competed in the Olympics three times, winning a silver and two bronze medals. In his first year as a professional cyclist, he finished third in the Tour de France. The following year, he won the prestigious Tour of Italy, regarded by many as the second-most important bicycle race in the world.

After he retired, Gösta stayed active and fit, so he was surprised when he suffered several episodes of ventricular tachycardia, a potentially deadly abnormal heart rhythm. Doctors immediately implanted St. Jude Medical's Current® RF ICD, the company's first wireless telemetry device to treat patients with lethal heart arrhythmias.

Since the surgery, Gösta has been able to pursue his passion for bike riding again. He feels "protected" by his Current implantable defibrillator, and he is grateful for the opportunity to fully enjoy an active retirement.







Experience Child's Play

Kelsey had to fight for her life from the day she was born. As a tiny baby, she had a hole in her heart, a missing pulmonary valve, and improperly routed blood vessels — a potentially fatal condition. Doctors performed a complex 12-hour surgery, which included a homograft (donor) heart valve implantation. Although Kelsey suffered several setbacks, her fighting spirit helped her recover and return home several weeks later.

Kelsey's parents knew she would eventually need a heart valve replacement, since donor valves do not grow along with the patient. When Kelsey turned five, doctors implanted St. Jude Medical's Epic™ Stented Tissue Valve with Linx™ AC Technology. Kelsey bounced back quickly, and six weeks later she proudly started kindergarten! Today, Kelsey's parents marvel at their active little girl, who loves to bike, swim and play outdoors.

The **Epic™ Stented Tissue Valve with Linx™ AC Technology** incorporates patented anti-calcification technology designed to protect against tissue mineralization, or hardening. Tissue calcification, along with mechanical stress, can affect heart valve durability, which is a key consideration when physicians choose tissue valves for their patients. The Epic valve is designed to address both issues to deliver long-term performance. The valve is also designed to make implantation easier, offering greater procedural control to cardiac surgeons.





EXPERIENCE TRUE FREEDOM

As a former member of the U.S. Army's "Golden Knights" elite parachute team, Adam had successfully jumped more than 1,000 times. But while home on leave, Adam was skydiving recreationally when his parachute failed to open correctly, sending him slamming into the ground at more than 45 miles an hour.

Adam remained in a coma for six weeks, with his body broken and bruised. Over the next two years he underwent 18 operations and extensive physical therapy. Although his survival was nothing short of miraculous, Adam suffered from constant, excruciating pain.

Doctors recommended Adam as the first candidate to receive St. Jude Medical's newly approved Eon Mini™ neurostimulator for chronic pain. Immediately after receiving the device, Adam noticed a dramatic reduction in pain, and he no longer has to use a wheelchair. "The results have been incredible," he said. "It has given me my life back."


Eon mini
NEURODYNAMIX

The **Eon Mini™** neurostimulator is the world's smallest, longest-lasting rechargeable neurostimulation device to treat chronic pain of the trunk or limbs and pain associated with failed back surgery. In addition, the Eon Mini generator's small size gives physicians more flexibility in selecting an implant location and allows for a smaller incision. Patients benefit from the Eon Mini's thin profile and its long-lasting battery, which may result in fewer battery-replacement surgeries.







Experience New Love

As a child, Jennifer suffered from fainting spells, but it wasn't until years later that doctors discovered a faulty heart valve. They replaced Jennifer's mitral valve with a St. Jude Medical® Mechanical Heart Valve, and she "felt great" for a while. But two years ago, more fainting spells and shortness of breath led to a diagnosis of atrial fibrillation (AF), a condition which sometimes accompanies heart valve disease.

In 2008, Jennifer received St. Jude Medical's new SJM Confirm™ device, the world's smallest implantable cardiac monitor. Although doctors told Jennifer she might eventually need a pacemaker, the SJM Confirm helps doctors monitor her heart and decide if and when she'll need another device.

Jennifer, an executive assistant with NBC Universal, likes the "reassurance" of her heart monitor. She enjoys travel, time with her family and playing with her dog, Max, who was rescued from Hurricane Katrina and adopted by Jennifer after he appeared on the "Today" show.


ST. JUDE MEDICAL
SJM CONFIRM™
MODEL DM2100

The **SJM Confirm™ Implantable Cardiac Monitor** provides physicians with accurate and comprehensive data about their patients' hearts. Its sensing algorithm is designed to help physicians diagnose difficult-to-detect heart arrhythmias in patients who may suffer from unexplained symptoms, such as syncope (fainting) or shortness of breath. In Europe, the SJM Confirm device is also approved for atrial fibrillation (AF), allowing doctors to monitor patients after AF ablation to determine if the arrhythmia returns.

SELECTED FINANCIAL INFORMATION (in thousands, except per share amounts)

Fiscal Year	2008	2007	% Change
Statement of Earnings Data			
Net sales	**$4,363,251**	$3,779,277	15.5%
Gross profit	**3,192,710**	2,737,683	16.6%
% of Net sales	**73.2%**	72.4%	
Selling, general and administrative expense	**1,636,526**	1,382,466	18.4%
% of Net sales	**37.5%**	36.6%	
Research and development expense	**531,799**	476,332	11.6%
% of Net sales	**12.2%**	12.6%	
Net earnings	**384,327**[a]	559,038[b]	(31.3)%
% of Net sales	**8.8%**	14.8%	
Diluted net earnings per share	**$ 1.10**[a]	$ 1.59[b]	(30.8)%
Balance Sheet Data			
Cash and cash equivalents	**$ 136,443**	$ 389,094	
Total assets	**5,722,504**	5,329,404	
Total debt	**1,201,602**	1,387,991	
Shareholders' equity	**$3,235,906**	$2,928,010	
Cash Flow Data			
Cash provided by operating activities	**$ 945,592**	$ 865,569	

[a] Results for 2008 include $319.4 million of IPR&D charges primarily associated with the acquisition of MediGuide, Inc.; after-tax special charges of $72.7 million, which consist of the following: $59.3 million primarily associated with the impairment of a technology license agreement and the impairment of purchased technology intangible assets related to the Company's 2005 Velocimed acquisition; $8.7 million of inventory-related charges; and $4.7 million related to the Company providing its remote patient monitoring system without charge to existing St. Jude Medical CRM patients. Additionally, the Company recorded $22.2 million of after-tax contribution expenses to non-profit organizations including the St. Jude Medical Foundation, and $8.0 million of after-tax investment impairment charges. The impact of all of these items on 2008 net earnings was $422.3 million, or $1.21 per diluted share.

[b] Results for 2007 include after-tax special charges of $21.9 million related to the settlement of a patent litigation matter; $21.4 million related to initiatives to streamline the Company's operations, primarily internationally; $14.9 million of impairment charges related to acquired intangible assets associated with a terminated distribution agreement; $11.5 million of inventory write-offs for discontinued products; and $7.5 million associated with the write-off of the remaining carrying value of older model programmer diagnostic equipment. The Company also recorded an after-tax impairment charge of $15.7 million associated with its investment in ProRhythm, Inc. The impact of all of these items on 2007 net earnings was $92.9 million, or $0.26 per diluted share.



Daniel J. Starks
Chairman, President and
Chief Executive Officer

TO OUR SHAREHOLDERS: St. Jude Medical continued its record of success in 2008 with an intense focus on putting more control in the hands of those who treat cardiac, neurological and chronic pain patients worldwide.

Our commitment to providing customers with the medical technology and services they need to best treat their patients has once again allowed us to achieve our short-term financial goals, while investing in long-term growth programs.

Overall revenue increased 15 percent in 2008, and we achieved $4 billion in annual sales for the first time. Our strategy of investing in target markets with significant, sustained growth opportunities is proving successful. We also continue to invest in our future through internal research and development and through strategic acquisitions.

In 2008, we launched a new company brand to help us better communicate to our customers and stakeholders who we are and who we always have been. As a part of this new brand, you will see some different colors and a new logo in our annual report this year. But our brand is really about being even more focused on our longstanding mission and values.

That focus demands that we help reduce risk by putting more control into the hands of our clinician customers. We fulfill this commitment through the quality, innovation and benefits of our products, through the experience and commitment of our people, and by being accessible, ethical and trustworthy at all times.

I would be remiss not to acknowledge that 2008 was a difficult year for shareholders across most industries. St. Jude Medical's share price could not escape the impact of the decline in the overall stock markets as a result of macroeconomic factors. But we have never felt better about our momentum and our prospects as a business.

BUSINESS SEGMENT PERFORMANCE

In 2008, we captured market share in each of our key business segments. St. Jude Medical now holds the No. 1 or No. 2 market share position in almost all of the markets in which we compete.

We continued to gain market share in the implantable cardioverter defibrillator (ICD) and pacemaker segments of our cardiac rhythm management (CRM) business. Our atrial fibrillation (AF) and neuromodulation businesses accelerated their growth rates this past year and are well-positioned as major growth platforms for many years to come. We strengthened and expanded our vascular closure program and saw market share gains in the tissue valve segment of our business.

Cardiac Rhythm Management

In 2008, our CRM revenues were $2.7 billion, up 14 percent from 2007. The combined ICD and pacemaker markets are now an estimated $11 billion in total revenue. We are confident, based on our new-product introduction program and the strength of our people, that we have every opportunity to continue to capture market share.

In 2008, St. Jude Medical introduced several differentiated technologies that offer competitive advantages, including:

- *Breakthrough capabilities.* The AnalyST™ ICD, launched in Europe in late 2008, is a first-of-its-kind device that gives physicians unprecedented insight into heart-related events and patient risks. This revolutionary product continuously monitors electrical changes between heartbeats, providing physicians with earlier and more accurate insights into cardiac problems. Ultimately, this compelling technology may have the potential to predict an oncoming heart attack and alert patients to seek emergency care.
- *Wireless devices.* Our new Merlin@home™ wireless transmitter sends data about device performance and patient heart rhythms to a secure, Internet-based data management system, which can be programmed to alert physicians directly about critical cardiac events. This timely notification offers physicians more control over their patients' critical health care needs. We are also engaged in an important connectivity initiative that allows our clinician customers to seamlessly connect patient and device data to major electronic health records systems around the world.
- *Smallest ICD leads.* St. Jude Medical offers the thinnest ICD leads (7 French) on the market, including our newest Durata® lead. Durata's small diameter can be especially helpful for patients with complex anatomy, a narrow vasculature, or the need for multiple leads in a single vessel.

"St. Jude Medical's market or technology leadership in each of our key business segments gives us confidence we can achieve our business goals in the years ahead."

- *National language programmers.* We launched the first and only Japanese-language and Chinese-language full-featured programmers in Japan and China. The Merlin® Patient Care System offers clinicians easy-to-use, streamlined cardiac programming capabilities in their native language, designed to reduce risk during device implant and patient follow-up visits.

Atrial Fibrillation

St. Jude Medical has one of the industry's most substantial programs focused on AF and electrophysiology (EP). Our AF revenues grew an impressive 33 percent in 2008, to $546 million. Since our AF Division was created, this business has grown from less than 7 percent to 13 percent of total company revenues.

In 2008, we moved forward with two acquisitions to bolster our AF program. We completed our acquisition of EP MedSystems, which provided an immediate entry into two new market segments: EP workstations and intracardiac ultrasound imaging systems.

We also acquired MediGuide, a company offering sophisticated technology (outside the U.S.) for intra-body navigation during catheter and other minimally invasive procedures. This technology, originally developed for jet fighter pilot applications, is designed to increase the accuracy and detail of information available to physicians during EP procedures, while reducing the amount of radiation exposure to the patient and medical team. We expect initially to integrate the technology into our EnSite™ mapping and navigation platform; over time we anticipate its use in our cardiac rhythm management, interventional cardiology, neurology and structural heart disease businesses.

St. Jude Medical brought other clinically relevant AF technologies to market in 2008 in several key areas, including:

- *Mapping and navigation.* Our EnSite Fusion™ software provides a highly detailed image of the heart to help physicians diagnose arrhythmias and deliver therapy. Our EnSite™ System Version 8 software improves a physician's ability to identify the location of abnormal heart rhythms through easier visualization of the heart's anatomy.
- *Surgical cardiac ablation.* We received U.S. Food and Drug Administration (FDA) clearance and European approval for our Epicor™ LP Cardiac Ablation System, which uses proprietary HIFU (high intensity focused ultrasound) technology to surgically ablate cardiac tissue by delivering energy from the outside surface of a beating heart. This approach is designed to help physicians reduce operative risk by eliminating the need for patients to be placed on heart-lung bypass machines.
- *Implantable cardiac monitoring.* In Europe, we launched the SJM Confirm™ device, the world's smallest implantable cardiac monitor, designed to detect atrial fibrillation and other abnormal heart rhythms. In the U.S., this device was cleared to monitor heart rhythm disorders for patients suffering from unexplained symptoms (such as syncope, or fainting), to aid in diagnosis.

By entering into new market segments and gaining share with current products, St. Jude Medical will continue strengthening its AF leadership position.

Neuromodulation
Our neuromodulation business is on track to become another significant growth driver. In 2008, our neuromodulation revenues were $254 million, up 21 percent from the prior year.

We had an extremely successful launch of our Eon Mini™ in the U.S. and Europe. Eon Mini — the world's smallest, longest-lasting rechargeable neurostimulator to treat chronic pain — offers increased patient comfort and may result in fewer battery-replacement surgeries.

We made significant progress with our neuromodulation clinical trials in 2008. In Europe, we received approvals for our Libra® Deep Brain Stimulation System to treat Parkinson's disease, and our Genesis® neurostimulator system for chronic angina.

In the U.S., we started a clinical study investigating whether deep brain stimulation in a specific area of the brain (Brodmann Area 25) can help people suffering from major depressive disorder. We are also continuing pivotal studies in the U.S. to evaluate neuromodulation as a treatment for Parkinson's disease, essential tremor and chronic migraine headache. These potential new applications hold the promise to profoundly impact millions of people worldwide.

Cardiovascular
The company's cardiovascular business also grew in 2008, with sales of $862 million, up 9 percent from the prior year.

Our tissue valve business continued to advance, driven by our Epic™ Stented Tissue Valve with Linx™ anti-calcification technology. This valve, available in the U.S. for just more than a year, is designed to protect against valve leaflet calcification, or hardening, which can affect a valve's long-term durability.

In our vascular closure business, we received U.S. and European approvals for the Angio-Seal™ Evolution™ Vascular Closure Device, with an entirely new delivery system that reduces potential variability as physicians deploy and secure the Angio-Seal system. These new innovations offer physicians greater consistency and deployment control during vascular closure procedures.

In 2008, we acquired a Swedish cardiovascular device company, Radi Medical Systems AB, providing market leadership in two new areas: pressure measurement guidewires, used for physiological assessment of coronary lesions, and manual compression-assist products for vascular closure. We also acquired the vascular closure business and collagen operations of Datascope Corporation, allowing us to augment our market-leading Angio-Seal vascular closure products with the technology, intellectual property and manufacturing capabilities from these acquisitions.

FUTURE GROWTH PROSPECTS

St. Jude Medical is well-positioned for long-term growth. We compete in large, diverse and growing markets that total approximately $16 billion and are growing at 7 to 8 percent annually. Our AF and neuromodulation platforms are becoming larger percentages of our business at a time when the growth of these markets will accelerate, and we believe there are many patient needs that remain to be served in the cardiac rhythm management market.

"Our strategy of investing in target markets with significant, sustained growth opportunities is proving successful."

St. Jude Medical's leadership in each of our key business segments — coupled with the leverage that remains to improve our gross profit margin, reduce our SG&A (sales, general and administrative) costs, and decrease our tax rate — gives us confidence that we can achieve our business goals in the years ahead.

As we reflect on 2008, we appreciate the support of all who contribute to St. Jude Medical's success. Approximately 14,000 talented employees work diligently every day to develop products that help physicians increase control and reduce risk. We collaborate with our clinician customers in a remarkable partnership that brings life-saving technologies to market.

Our seasoned executive team, and the collective experience of our Board of Directors, provides invaluable perspective and guidance. And we are deeply grateful for the confidence our shareholders have placed in St. Jude Medical over the years. We will continue to work hard to earn your support and fulfill our mission to serve patients around the world.

Sincerely,



DANIEL J. STARKS
Chairman, President and
Chief Executive Officer

March 12, 2009

OUR FOCUS AND COMMITMENT:

Simpler Solutions to Complex Medical Problems

St. Jude Medical competes globally in multiple large and growing medical device markets. These markets total approximately $16 billion and are growing at an average rate of about 7 to 8 percent annually. We have established a No. 1 or No. 2 market share position in each of our major growth programs, and are well positioned for continued growth in the years ahead. We have five major focus areas that include atrial fibrillation, cardiac rhythm management, cardiac surgery, cardiology and neuromodulation.

ATRIAL FIBRILLATION


ViewMate™ II System Intracardiac Ultrasound


EnSite™ System Version 8 Cardiac Mapping Software


Reflexion Spiral X™ Variable Radius Mapping Catheter

St. Jude Medical is a pioneer in the atrial fibrillation (AF) market. We have one of the broadest and deepest programs in one of the best growth opportunities in medical devices. In 2008, AF product sales grew about 33 percent over 2007. We should continue to see growth as the adoption of device therapy for the treatment of AF expands.

- Our new ViewMate™ II System Intracardiac Ultrasound, coupled with the ViewFlex™ PLUS ICE (Intracardiac Echocardiography) Catheter, delivers high-resolution imaging in an easy-to-use, ergonomic, cost-effective platform.
- As part of enhanced performance features of our cardiac mapping and navigation system, EnSite™ System Version 8 Cardiac Mapping Software helps physicians more intuitively visualize the anatomy of the heart to diagnose and treat abnormal heart rhythms.
- The Reflexion Spiral X™ Variable Radius Mapping Catheter provides physicians with greater maneuverability, stability and control for the mapping of abnormal atrial heart rhythms.

CARDIAC RHYTHM MANAGEMENT



Durata®
Defibrillation Lead


ST. JUDE MEDICAL
SJM CONFIRM™
MODEL DM2100

SJM Confirm™ Implantable
Cardiac Monitor


Merlin @home
Transmitter

Merlin@home™
Transmitter

St. Jude Medical is a leader and innovator in Cardiac Rhythm Management (CRM), averaging about 20 new CRM products every year for the past three years. In fact, we are the only public company that has gained CRM market share every year for at least the last five years. And, we expect to be in an even stronger position with respect to our product portfolio moving forward.

- Our new Durata® Defibrillation Lead is the thinnest of any competitive lead on the market. Published data from four prospective studies underscore the performance and reliability of our ICD lead family.
- Our SJM Confirm™ Implantable Cardiac Monitor enables physicians to evaluate heart rhythm signals over a longer period of time than allowed by standard monitoring tests and is designed to detect abnormal heart rhythms in patients with unexplained syncope and other symptoms.
- The new Merlin@home™ Transmitter, part of our Merlin.net™ Patient Care Network, is an RF (radiofrequency) wireless technology that remotely monitors patients' implanted cardiac devices from their homes.

CARDIAC SURGERY



Epic™ Stented Tissue Valve
with Linx™ AC Technology



Regent™
Mechanical Valve



St. Jude Medical®
Rigid Saddle Ring

With more than 30 years of heart valve expertise, St. Jude Medical provides a growing portfolio of tissue valves, industry gold standard mechanical valves, and valve repair products. Our Biocor™ Stented Tissue Valve leads the tissue valve industry in U.S. market share growth and is backed by two published 20-year durability studies.

- Our new Epic™ Stented Tissue Valve with Linx™ AC Technology is identical in design to our Biocor™ Stented Tissue Valve, but also incorporates patented anti-calcification technology designed to protect against tissue mineralization, or hardening.
- More than 1.8 million of the company's mechanical heart valves have been implanted worldwide. The newest member of this family, the Regent™ Mechanical Valve, has evolved from our time-tested proprietary design, delivering exceptional performance and best-in-class hemodynamics.
- The innovative St. Jude Medical® Rigid Saddle Ring alleviates tension on chordea and leaflets for increased durability in mitral valve repair.

CARDIOLOGY


Angio-Seal
Angio-Seal™ Evolution™ Vascular Closure Device


Venture™ Wire Control Catheter


Proxis™ Embolic Protection Device

St. Jude Medical is the global leader in vascular closure devices and first to market with other tools that support interventional cardiologists. In 2008, we acquired Radi Medical Systems AB and its industry-leading PressureWire® Certus for physiological assessment of coronary lesions. In addition, Radi's FemoStop® and RadiStop® product lines, together with our world-leading Angio-Seal™ line of active vascular closure products, will lead St. Jude Medical's further development of the global vascular closure device market.

- Our new Angio-Seal™ Evolution™ Vascular Closure Device is designed to enable physicians to quickly and effectively seal femoral artery punctures made during minimally invasive catheter-based procedures.
- Our Venture™ Wire Control Catheter is the first deflectable catheter designed for steering guidewires successfully during left-heart target vessel sub-selection.
- The Proxis™ Embolic Protection Device is the first and only system to provide proximal protection for interventional coronary procedures, offering unique advantages over conventional systems.

NEUROMODULATION


Eon mini
NeuroDynamix
Eon Mini™ Neurostimulation System


Libra
Libra® Deep Brain Stimulation System


LibraXP
Libra*XP*™ Deep Brain Stimulation System

St. Jude Medical's rich history of innovation and excellence positions the company well in the neuromodulation market — one of the best growth opportunities in the medical device space. Our strong patent portfolio, covering multiple neuromodulation segments, improves the quality of life for millions who suffer from disabling chronic pain and neurological disorders.

- We provide a comprehensive line of spinal cord stimulation devices for the treatment of chronic pain. Our new Eon Mini™ neurostimulator is the world's smallest and longest-lasting rechargeable neurostimulation device to treat chronic pain.
- Our Libra® Deep Brain Stimulation System and Libra*XP*™ Deep Brain Stimulation System have received European CE Mark approval for the treatment of Parkinson's disease.
- We are developing new technologies to address a growing list of neurological disorders. Clinical studies are underway in the U.S. for Parkinson's disease, essential tremor, migraine headache and major depressive disorder.

Executive Leadership


Daniel J. Starks
Chairman, President
and Chief Executive Officer


John C. Heinmiller
Executive Vice President
and Chief Financial Officer


Joseph H. McCullough
Group President


Michael T. Rousseau
Group President


I. Paul Bae
Vice President,
Human Resources


Frank J. Callaghan
President,
Cardiovascular Division


Christopher G. Chavez
President,
Neuromodulation Division


Angela D. Craig
Vice President,
Corporate Relations


Eric S. Fain
President,
Cardiac Rhythm Management
Division


Denis M. Gestin
President,
International Division


Pamela S. Krop
Vice President, General Counsel,
Corporate Secretary


Thomas R. Northenscold
Vice President,
Information Technology
and Chief Information Officer


Jane J. Song
President,
Atrial Fibrillation Division

BOARD OF DIRECTORS

Governance and Nominating Committee Members
John W. Brown, *Chairperson*
Stuart M. Essig, Ph.D.
Wendy L. Yarno

Audit Committee Members
Michael A. Rocca, *Chairperson*
Richard R. Devenuti
Thomas H. Garrett

Compensation Committee Members
Stuart M. Essig, Ph.D., *Chairperson*
John W. Brown
Barbara B. Hill
Wendy L. Yarno



Daniel J. Starks
Chairman, President
and Chief Executive Officer
St. Jude Medical, Inc.,
St. Paul, Minnesota
Director since 1996



John W. Brown
Chairman
Stryker Corporation,
an orthopedic and other
medical products company,
Kalamazoo, Michigan
Director since 2005



Richard R. Devenuti
Senior Vice President and
Chief Operating Officer,
CMA Division, EMC Corporation,
developer and provider of
information infrastructure
technology and solutions,
Pleasanton, California
Director since 2001



Stuart M. Essig, Ph.D.
President, Chief Executive Officer
and member of Board of Directors
Integra LifeSciences Holdings
Corporation, a manufacturer
of medical devices, implants
and biomaterials,
Plainsboro, New Jersey
Director since 1999



Thomas H. Garrett
Business Consultant
St. Paul, Minnesota
Director since 1979



Barbara B. Hill
Chief Executive Officer, President
and member of Board of Directors
ValueOptions, Inc.,
a privately owned, managed
behavioral health company,
Norfolk, Virginia
Director since 2007



Michael A. Rocca
Former Senior Vice President
and Chief Financial Officer
Mallinckrodt, Inc.,
a pharmaceutical and
medical device manufacturer,
St. Louis, Missouri
Director since 2004



Stefan K. Widensohler
President and Chief Executive Officer
KRAUTH medical KG (GmbH & Co.),
a European distributor of medical
and surgical devices and services,
Hamburg, Germany
Director since 2001



Wendy L. Yarno
Former Chief Marketing Officer
Merck & Co., Inc.,
a pharmaceutical company,
Whitehouse Station, New Jersey
Director since 2002

FIVE-YEAR SUMMARY FINANCIAL DATA (in thousands, except per share amounts) 21

	2008[a]	2007[b]	2006[c]	2005[d]	2004[e]
Summary of Operations for the Fiscal Year:					
Net sales	**$4,363,251**	$3,779,277	$3,302,447	$2,915,280	$2,294,173
Gross profit	**$3,192,710**	$2,737,683	$2,388,934	$2,118,519	$1,615,123
Percent of net sales	**73.2%**	72.4%	72.3%	72.7%	70.4%
Operating profit	**$ 655,047**	$ 793,503	$ 743,083	$ 612,730	$ 535,958
Percent of net sales	**15.0%**	21.0%	22.5%	21.0%	23.4%
Net earnings	**$ 384,327**	$ 559,038	$ 548,251	$ 393,490	$ 409,934
Percent of net sales	**8.8%**	14.8%	16.6%	13.5%	17.9%
Diluted net earnings per share	**$ 1.10**	$ 1.59	$ 1.47	$ 1.04	$ 1.10
Financial Position at Year End:					
Cash and cash equivalents	**$ 136,443**	$ 389,094	$ 79,888	$ 534,568	$ 688,040
Working capital[f]	**1,051,539**	278,954	1,013,958	406,759	1,327,419
Total assets	**5,722,504**	5,329,404	4,789,794	4,844,840	3,230,747
Long-term debt, including current portion	**1,201,602**	1,387,991	859,376	1,052,970	234,865
Shareholders' equity	**$3,235,906**	$2,928,010	$2,968,987	$2,883,045	$2,333,928
Other Data:					
Diluted weighted average shares outstanding	**349,722**	352,444	372,830	379,106	370,992

Fiscal year 2008 consisted of 53 weeks. All other fiscal years noted above consisted of 52 weeks. The Company did not declare or pay any cash dividends during 2004 through 2008.

[a] Results for 2008 include $319.4 million of IPR&D charges primarily associated with the acquisition of MediGuide, Inc.; after-tax special charges of $72.7 million, which consist of the following: $59.3 million primarily associated with the impairment of a technology license agreement and the impairment of purchased technology intangible assets related to the Company's 2005 Velocimed acquisition; $8.7 million of inventory-related charges; and $4.7 million related to the Company providing its remote patient monitoring system without charge to existing St. Jude Medical CRM patients. Additionally, the Company recorded $22.2 million of after-tax contribution expenses to non-profit organizations including the St. Jude Medical Foundation, and $8.0 million of after-tax investment impairment charges. The impact of all of these items on 2008 net earnings was $422.3 million, or $1.21 per diluted share.

[b] Results for 2007 include after-tax special charges of $21.9 million related to the settlement of a patent litigation matter; $21.4 million related to initiatives to streamline the Company's operations, primarily internationally; $14.9 million of impairment charges related to acquired intangible assets associated with a terminated distribution agreement; $11.5 million of inventory write-offs for discontinued products; and $7.5 million associated with the write-off of the remaining carrying value of older model programmer diagnostic equipment. The Company also recorded an after-tax impairment charge of $15.7 million associated with its investment in ProRhythm, Inc. The impact of all of these items on 2007 net earnings was $92.9 million, or $0.26 per diluted share.

[c] Results for 2006 include after-tax special charges of $22.0 million, or $0.06 per diluted share, related to restructuring activities in the Company's former Cardiac Surgery and Cardiology divisions and international selling organization.

[d] Results for 2005 include $179.2 million of IPR&D charges relating to the acquisitions of ANS, Savacor, Velocimed and ESI. Additionally, the Company recorded an after-tax special credit of $7.2 million for the reversal of a portion of accrued Symmetry™ device legal costs, net of settlement costs. The Company also recorded an after-tax expense of $6.2 million as a result of a contribution to the St. Jude Medical Foundation. The Company also recorded the reversal of $13.7 million of previously recorded income tax expense due to the finalization of certain tax examinations, as well as $26.0 million of income tax expense on the repatriation of $500 million under the provisions of the American Jobs Creation Act of 2004. The impact of all of these items on 2005 net earnings was $190.5 million, or $0.50 per diluted share.

[e] Results for 2004 include after-tax special charges of $21.9 million relating to the discontinuance of the Symmetry™ device product line and product liability litigation, as well as an after-tax special charge of $3.4 million resulting from the settlement of certain patent infringement litigation. Additionally, the Company recorded $9.1 million of IPR&D in conjunction with the acquisition of Irvine Biomedical, Inc. Also, the Company recorded the reversal of $14.0 million of previously recorded income tax expense due to the finalization of certain tax examinations. The impact of all of these items on 2004 net earnings was $20.4 million, or $0.06 per diluted share.

[f] Total current assets less total current liabilities. Working capital fluctuations can be significant based on the maturity dates of the Company's long-term debt.

OVERVIEW

Our business is focused on the development, manufacture and distribution of cardiovascular medical devices for the global cardiac rhythm management, cardiology, cardiac surgery and atrial fibrillation therapy areas and implantable neurostimulation medical devices for the management of chronic pain. We sell our products in more than 100 countries around the world. Our largest geographic markets are the United States, Europe, Japan and Asia Pacific. Our four operating segments are Cardiac Rhythm Management (CRM), Cardiovascular (CV), Atrial Fibrillation (AF), and Neuromodulation (Neuro). Our principal products in each operating segment are as follows: CRM — tachycardia implantable cardioverter defibrillator systems (ICDs) and bradycardia pacemaker systems (pacemakers); CV — vascular closure devices, heart valve replacement and repair products and pressure measurement guidewires; AF — electrophysiology introducers and catheters, advanced cardiac mapping, navigation and recording systems and ablation systems; and Neuro — neurostimulation devices. References to "St. Jude Medical," "St. Jude," "the Company," "we," "us" and "our" are to St. Jude Medical, Inc. and its subsidiaries.

Our industry has undergone significant consolidation in the last decade and is highly competitive. Our strategy requires significant investment in research and development in order to introduce new products. We are focused on improving our operating margins through a variety of techniques, including the production of high quality products, the development of leading edge technology, the enhancement of our existing products and continuous improvement of our manufacturing processes. We expect cost containment pressure on healthcare systems as well as competitive pressures in the industry will continue to place downward pressure on prices for our products.

We participate in several different medical device markets, each of which has its own expected growth rate. A significant portion of our net sales relate to CRM devices — ICDs and pacemakers. Management remains focused on increasing our worldwide CRM market share, as we are one of three principal manufacturers and suppliers in the global CRM market. In order to help accomplish this objective, we have continued to expand our selling organizations and introduce new CRM products. We are also investing in our other three major growth platforms — atrial fibrillation, neuromodulation and cardiovascular, to increase our market share.

During 2008, we expanded our growth programs through the acquisitions of EP MedSystems, Inc. (EP MedSystems), MediGuide Inc. (MediGuide), and Radi Medical Systems AB (Radi Medical Systems). Our EP MedSystems acquisition strengthens our portfolio of products providing visualization, diagnosis and treatment of heart rhythm disorders. The MediGuide acquisition brings a new technology that, with additional research and development efforts, may benefit all of our major growth businesses. MediGuide has been focused on developing a proprietary Medical Positioning System (gMPSTM) technology that provides localization and tracking capability for interventional medical devices. The Radi Medical Systems acquisition expands our reach into two segments of the cardiovascular market in which we previously had not participated: 1) physiological assessment of intravascular pressure during a cardiovascular procedure, which provides physicians additional diagnostic information to better treat their patients and 2) assisted manual compression devices for vascular closure, which helps arrest bleeding of the radial and femoral arteries following an intravascular device procedure.

We utilize a 52/53-week fiscal year ending on the Saturday nearest December 31st. Fiscal year 2008 consisted of 53 weeks and

NET SALES


(in millions)
$2,294
$2,915
$3,302
$3,779
$4,363
04
05
06
07
08

RESEARCH AND DEVELOPMENT EXPENSE


(in millions)
$282
$369
$431
$476
$532
04
05
06
07
08

YEAR END CLOSING STOCK PRICE*


(in dollars)
$41.93
$50.20
$36.56
$40.64
$32.96
04
05
06
07
08

*Year ended December 31

ended on January 3, 2009, and fiscal years 2007 and 2006 consisted of 52 weeks and ended on December 29, 2007 and December 30, 2006, respectively. The additional week in fiscal year 2008 has been reflected in our fourth quarter results.

Net sales in 2008 increased 15% compared to 2007 led by sales growth in ICDs and pacemakers as well as products to treat atrial fibrillation. Foreign currency translation had a favorable impact on net sales of $120.4 million when compared to fiscal year 2007. Compared to 2007, our 2008 ICD net sales grew nearly 18% to $1,534.2 million and our pacemaker net sales grew approximately 10% to $1,167.3 million, both as a result of strong volume growth. Additionally, 2008 AF net sales increased 33%, compared to 2007, to $545.5 million, due to continued market acceptance of device-based procedures to treat the symptoms of atrial fibrillation. Refer to the *Segment Performance* section for a more detailed discussion of our net sales results by operating segment.

Our 2008 net earnings of $384.3 million and diluted net earnings per share of $1.10 declined 31.3% and 30.8%, respectively, compared to 2007 net earnings of $559.0 million and diluted net earnings per share of $1.59. Fiscal year 2008 net earnings included in-process research and development (IPR&D) charges of $319.4 million, after-tax special charges of $72.7 million, after-tax non-profit contribution expenses of $22.2 million and after-tax investment impairment charges of $8.0 million for a combined impact of $422.3 million, or $1.21 per diluted share. Fiscal year 2007 net earnings included after-tax special charges of $77.2 million and an after-tax investment impairment charge of $15.7 million for a combined impact of $92.9 million, or $0.26 per diluted share. Compared to 2007, our net earnings and diluted net earnings per share benefited from increased net sales growth in all of our operating segments with net sales in our CRM and AF operating segments growing 14% and 33%, respectively.

Our 2008 results included $319.4 million of IPR&D charges, or $0.92 per diluted share, primarily related to our MediGuide acquisition, and $72.7 million, or $0.21 per diluted share of after-tax special charges, which consisted of the following: $59.3 million, or $0.17 per diluted share, primarily associated with the impairment of a technology license agreement and the impairment of purchased technology intangible assets related to our 2005 Velocimed LLC (Velocimed) acquisition; $8.7 million, or $0.03 per diluted share, of inventory-related charges; and $4.7 million, or $0.01 per diluted share, related to providing our Merlin™@home wireless patient monitoring system to existing St. Jude Medical CRM patients at no charge. Our 2008 results also included $22.2 million, or $0.06 per diluted share, of after-tax contribution expenses to non-profit organizations including the St. Jude Medical Foundation, and $8.0 million, or $0.02 per diluted share, of after-tax investment impairment charges. Refer to Notes 8 and 9 of the Consolidated Financial Statements for further details of these charges.

Our 2007 results included after-tax special charges of $77.2 million, which consisted of $21.9 million, or $0.06 per diluted share, related to the settlement of a patent litigation matter; $21.4 million, or $0.06 per diluted share, associated with streamlining our operations; $19.0 million, or $0.05 per diluted share, related to discontinued inventory and older model programmer write-offs; and $14.9 million, or $0.04 per diluted share, associated with the impairment of intangible assets related to a terminated distribution agreement. Additionally, our 2007 results included a $15.7 million after-tax investment impairment, or $0.04 per diluted share. Refer to Notes 8 and 9 of the Consolidated Financial Statements for further details of these charges.

We generated $945.6 million of operating cash flows during 2008, compared to $865.6 million of operating cash flows during 2007. We ended the year with $136.4 million of cash and cash equivalents and $1,201.6 million of total debt. We have strong short-term credit ratings, with an A2 rating from Standard & Poor's and a P2 rating from Moody's. During the second quarter of 2008, Standard & Poor's raised our long-term debt rating to A- from BBB+. Additionally, we repurchased 6.7 million shares of our common stock for $300.0 million during 2008 and 23.6 million shares of our common stock for $1.0 billion in 2007.

New Accounting Pronouncements

Information regarding new accounting pronouncements is included in Note 1 to the Consolidated Financial Statements.

Critical Accounting Policies and Estimates

Preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States requires us to adopt various accounting policies and to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Our significant accounting policies are disclosed in Note 1 to the Consolidated Financial Statements.

On an ongoing basis, we evaluate our estimates and assumptions, including those related to our accounts receivable allowance for doubtful accounts; estimated useful lives of diagnostic equipment; valuation of IPR&D, other intangible assets and goodwill; income taxes; legal reserves and insurance receivables; and stock-based compensation. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, and the results form the basis for making judgments about the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. We believe that the following represent our most critical accounting estimates:

Accounts Receivable Allowance for Doubtful Accounts: We grant credit to customers in the normal course of business, and generally do not require collateral or any other security to support our accounts receivable. We maintain an allowance for doubtful accounts for potential credit losses, which primarily consists of reserves for specific customer balances that we believe may not be collectible. We determine the adequacy of this allowance by regularly reviewing the age of accounts receivable, customer financial conditions and credit histories, and current economic conditions. In some developed markets and in many emerging markets, payment of certain accounts receivable balances are made by the individual countries' healthcare systems for which payment is dependent, to some extent, upon the political and economic environment within those countries. Although we consider our allowance for doubtful accounts to be adequate, if the financial condition of our customers or the individual countries' healthcare systems were to deteriorate and impair their ability to make payments to us, additional allowances may be required in future periods. The allowance for doubtful accounts was $29.0 million at January 3, 2009 and $26.7 million at December 29, 2007.

Estimated Useful Lives of Diagnostic Equipment: Diagnostic equipment is recorded at cost and is depreciated using the straight-line method over its estimated useful life of three to five years. Diagnostic equipment primarily consists of programmers that are used by physicians and healthcare professionals to program and analyze data from ICDs and pacemakers. The estimated useful life of this equipment is determined based on our estimates of its usage by the physicians and healthcare professionals, factoring in expected new technology platforms and rollouts. To the extent that we experience changes in the usage of this equipment or there are introductions of new technologies to the market, the estimated useful lives of this equipment may change in a future period. Diagnostic equipment had a net carrying value of $205.3 million at January 3, 2009 and $189.5 million at December 29, 2007.

Valuation of IPR&D, Other Intangible Assets and Goodwill: When we acquire another company, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets, tangible assets and goodwill. Determining the portion of the purchase price allocated to IPR&D and other intangible assets requires us to make significant estimates.

IPR&D is defined as the value assigned to those projects for which the related products have not yet reached technological feasibility and have no future alternative use. The primary basis for determining the technological feasibility of these projects at the time of acquisition is obtaining regulatory approval to market the underlying products in an applicable geographic region. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations* (SFAS No. 141), we expense the value attributed to these projects in conjunction with the acquisition. In 2008, we recorded IPR&D of $319.4 million. No IPR&D charges were incurred during fiscal years 2007 or 2006. Any IPR&D acquired in a business acquisition in fiscal year 2009 and future periods will be subject to SFAS No. 141 (revised 2007), *Business Combinations* (SFAS No. 141(R)). Under these new accounting requirements, the fair value of IPR&D will be capitalized as indefinite-lived intangible assets until completion of the IPR&D project or abandonment. Upon completion of the development (generally when regulatory approval to market the product is obtained), acquired IPR&D assets would be amortized over their useful life. If the IPR&D projects are abandoned, the related IPR&D assets would likely be impaired and written down to their remaining fair value, if any. See the New Accounting Pronouncements section that follows for details on the adoption and new accounting provisions of SFAS No. 141(R).

We use the income approach to establish the fair value of IPR&D as of the acquisition date. This approach establishes fair value by estimating the after-tax cash flows attributable to a project over its useful life and then discounting these after-tax cash flows back to a present value. We base our revenue assumptions on estimates of relevant market sizes, expected market growth, and trends in technology as well as anticipated product introductions by competitors. In arriving at the value of the projects, we consider, among other factors, the stage of completion, the complexity of the work completed, the costs incurred, the projected cost of completion, the contribution of core technologies and other acquired assets, the expected introduction date and the estimated useful life of the technology. The discount rate used is determined at the time of acquisition and includes consideration of the assessed risk of the project not being developed to commercial feasibility.

At the time of acquisition, we expect all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these projects will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, failure of clinical trials, delay or failure to obtain required market clearances, and patent litigation. If commercial viability is not achieved, we would not realize the original estimated financial benefits expected for these projects. We fund all costs to complete IPR&D projects with internally generated cash flows.

The fair value of other identifiable intangible assets is based on detailed valuations using the income approach. Other intangible assets consist of purchased technology and patents, customer lists and relationships, distribution agreements, licenses, trademarks and tradenames, which are amortized using the straight-line method over their estimated useful lives, ranging from 3 to 20 years. We review other intangible assets for impairment as changes in circumstance or the occurrence of events suggest the carrying value may not be recoverable. Other intangible assets, net of accumulated amortization, were $493.5 million at January 3, 2009 and $498.7 million at December 29, 2007.

Goodwill represents the excess of the aggregate purchase price over the fair value of net assets, including IPR&D, of the acquired businesses. Goodwill is tested for impairment annually or more frequently if changes in circumstance or the occurrence of events suggest impairment exists. The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment tests are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment required in determining fair value amounts, including projected future cash flows and the use of an appropriate risk-adjusted discount rate. Goodwill was $1,984.6 million at January 3, 2009 and $1,657.3 million at December 29, 2007.

Income Taxes: As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax expense as well as assessing temporary differences in the treatment of items for tax and financial accounting purposes. These timing differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We also assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that we believe that recovery is not likely, a valuation allowance is established. At January 3, 2009, we had $350.5 million of gross deferred tax assets, including net operating loss and tax credit carryforwards that will expire from 2012 to 2025 if not utilized. We believe that our deferred tax assets, including the net operating loss and tax credit carryforwards, will be fully realized based upon our estimates of future taxable income. As such, we have not recorded any valuation allowance for our deferred tax assets. If our estimates of future taxable income are not met, a valuation allowance for some of these deferred tax assets would be required.

We have not recorded U.S. deferred income taxes on certain of our non-U.S. subsidiaries' undistributed earnings, as such amounts are intended to be reinvested outside the United States indefinitely. However, should we change our business and tax strategies in the future and decide to repatriate a portion of these earnings to one of our U.S. subsidiaries, including cash maintained by these non-U.S. subsidiaries, additional U.S. tax liabilities would be incurred. It is not practical to estimate the amount of additional U.S. tax liabilities we would incur.

We are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. We have substantially concluded all U.S. federal income tax matters for all tax years through 2001. Substantially all material foreign, state, and local income tax matters have been concluded for all tax years through 1999. The U.S. Internal Revenue Service (IRS) completed an audit of our 2002-2005 tax returns, and proposed adjustments in its audit report issued in November 2008. We intend to vigorously defend our positions and initiated defense of these adjustments at the IRS appellate level in January 2009. An unfavorable outcome could have a material negative impact on our effective income tax rate in future periods.

We record our income tax provisions based on our knowledge of all relevant facts and circumstances, including the existing tax laws, our experience with previous settlement agreements, the status of current IRS examinations and our understanding of how the tax authorities view certain relevant industry and commercial matters. Although we have recorded all income tax accruals in accordance with FIN 48 and SFAS No. 109, our accruals represent accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. At January 3, 2009, our liability for unrecognized tax benefits was $82.7 million, and our accrual for interest and penalties was $21.7 million. We believe that any potential tax assessments from the various tax authorities that are not covered by our income tax accruals will not have a material adverse impact on our consolidated financial position or cash flows; however, they may be material to our consolidated earnings of a future period.

Legal Reserves and Insurance Receivables: We operate in an industry that is susceptible to significant product liability and intellectual property claims. As a result, we are involved in a number of legal proceedings, the outcomes of which are not in our complete control and may not be known for extended periods of time. In accordance with SFAS No. 5, *Accounting for Contingencies* (SFAS No. 5), we record a liability in our consolidated financial statements for costs related to claims, including future legal costs, settlements and judgments where we have assessed that a loss is probable and an amount can be reasonably estimated. Product liability claims may be brought by individuals seeking relief for themselves or, increasingly, by groups seeking to represent a class. In addition, claims may be asserted against us in the future related to events that are not known to us at the present time. Our significant legal proceedings are discussed in detail in Note 5 to the Consolidated Financial Statements. While it is not possible to predict the outcome for most of the legal proceedings discussed in Note 5, the costs associated with such proceedings could have a material adverse effect on our consolidated earnings, financial position or cash flows of a future period.

We record a receivable from our product liability insurance carriers for amounts expected to be recovered. This includes amounts for legal matters where we have incurred defense costs or where we have recorded a liability for probable and estimable future legal costs, settlements or judgments. We record a receivable for the amount of insurance we expect to recover based on our assessment of the specific insurance policies, the nature of the claim, our experience with similar claims and our assessment of collectability based on our insurers' financial condition. To the extent our insurance carriers ultimately do not reimburse us, either because such costs are deemed to be outside the scope of our product liability insurance policies or because our insurers may not be able to meet their payment obligations to us, the related losses we incur relating to these unreimbursed costs could have a material adverse effect on our consolidated earnings or cash flows.

Stock-Based Compensation: Effective January 1, 2006, we adopted the provisions of, and account for stock-based compensation in accordance with, SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS No. 123(R)). Under the fair value recognition provisions of SFAS No. 123(R), we measure stock-based compensation cost at the grant date based on the fair value of the award and recognize the compensation expense over the requisite service period, which is the vesting period. We elected the modified-prospective method of adopting SFAS No. 123(R), under which prior periods are not retroactively revised. The valuation provisions of SFAS No. 123(R) apply to awards granted after the January 1, 2006 effective date. Estimated stock-based compensation expense for awards granted prior to the effective date that remained unvested on the effective date are recognized over the remaining service period using the compensation cost estimated for SFAS No. 123, *Accounting for Stock-Based Compensation* pro forma disclosures.

We believe that stock-based compensation aligns the interests of managers and non-employee directors with the interests of shareholders; therefore, we do not currently expect to significantly change our various stock-based compensation programs. See Note 7 to the Consolidated Financial Statements for further information regarding our stock-based compensation programs.

We use the Black-Scholes standard option pricing model (Black-Scholes model) to determine the fair value of stock options and employee stock purchase rights. The determination of the fair value of the awards on the date of grant using the Black-Scholes model is affected by our stock price as well as assumptions of other variables, including projected employee stock option exercise behaviors (expected option life), risk-free interest rate, expected volatility of our stock price in future periods and expected dividend yield.

We analyze historical employee exercise and termination data to estimate the expected life assumption. We believe that historical data currently represents the best estimate of the expected life of a new employee option. We also stratify our employee population based upon distinctive exercise behavior patterns. The risk-free interest rate we use is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected life of the options. In December 2008, we began calculating our expected volatility assumption by equally weighting historical and implied volatility. Previously, we calculated the expected volatility assumption exclusively on the implied volatility of market-traded options. We changed the method of determining expected volatility to take into consideration how future volatility experience over the expected life of the option may differ from short-term volatility experience and thus provide a better estimate of expected volatility over the expected life of employee stock options. The impact of changing the method of determining expected volatility was not material to fiscal year 2008 stock compensation expense. Refer to Note 7 of the Consolidated Financial Statements for further details regarding the change in our expected volatility assumption. Because we do not anticipate paying any cash dividends in the foreseeable future, we use an expected dividend yield of zero. The amount of stock-based compensation expense we recognize during a period is based on the portion of the awards that are ultimately expected to vest. We estimate pre-vesting option forfeitures at the time of grant by analyzing historical data and revise those estimates in subsequent periods if actual forfeitures differ from those estimates.

If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, the expense in future periods may differ significantly from what we have recorded in the current period and could materially affect our net earnings and net earnings per share of a future period.

ACQUISITIONS

On July 3, 2008, we completed the acquisition of EP MedSystems for $95.7 million (consisting of $59.0 million in net cash consideration and direct acquisition costs and 0.9 million shares of St. Jude Medical common stock). EP MedSystems had been publicly traded on the NASDAQ Capital Market under the ticker symbol EPMD. EP MedSystems is based in West Berlin, New Jersey and develops, manufactures and markets medical devices for the electrophysiology market which are used for visualization, diagnosis and treatment of heart rhythm disorders. We acquired EP MedSystems to strengthen our portfolio of products used to treat heart rhythm disorders. EP MedSystems has become part of our Atrial Fibrillation division.

On December 19, 2008, we completed the acquisition of Radi Medical Systems for $248.9 million in net cash consideration, including direct acquisition costs. Radi Medical Systems is based in Uppsala, Sweden and develops, manufactures and markets products that provide precise measurements of intravascular pressure during a cardiovascular procedure and manual compression systems that arrest bleeding of the femoral and radial arteries following an intravascular medical device procedure. We acquired Radi Medical Systems to accelerate our cardiovascular growth platform in these two segments of the cardiovascular medical device market in which we previously had not participated. Radi Medical Systems has become part of our Cardiovascular division.

On December 22, 2008, we completed the acquisition of MediGuide for $285.2 million in net consideration, which includes future estimated cash consideration payments of approximately $145 million and direct acquisition costs. MediGuide was a development-stage company based in Haifa, Israel and has been focused on developing its Medical Positioning System (gMPS™) technology for localization and tracking capability for interventional medical devices. We plan to expend additional research and development efforts to achieve technological feasibility for this technology. MediGuide has become part of our Atrial Fibrillation division.

Segment Performance

Our four operating segments are Cardiac Rhythm Management (CRM), Cardiovascular (CV), Atrial Fibrillation (AF), and Neuromodulation (Neuro). The primary products produced by each operating segment are: CRM — ICDs and pacemakers; CV — vascular closure devices, heart valve replacement and repair products and pressure measurement guidewires; AF — electrophysiology introducers and catheters, advanced cardiac mapping, navigation and recording systems and ablation systems; and Neuro — neurostimulation devices.

We aggregate our four operating segments into two reportable segments based upon their similar operational and economic characteristics: CRM/Neuro and CV/AF. Net sales of our reportable segments include end-customer revenue from the sale of products they each develop and manufacture or distribute. The costs included in each of the reportable segments' operating results include the direct costs of the products sold to end-customers and operating expenses managed by each of the reportable segments. Certain operating expenses managed by our selling and corporate functions, including all stock-based compensation expense, impairment charges and special charges have not been recorded in the individual reportable segments. As a result, reportable segment operating profit is not representative of the operating profit of the products in these reportable segments.

The following table presents net sales and operating profit by reportable segment (in thousands):

	CRM/Neuro	CV/AF	Other	Total
Fiscal Year 2008				
Net sales	**$2,955,603**	**$1,407,648**	**$ –**	**$4,363,251**
Operating profit	**1,824,023**	**736,979**	**(1,905,955)**	**655,047**
Fiscal Year 2007				
Net sales	$ 2,577,975	$ 1,201,302	$ –	$ 3,779,277
Operating profit	1,576,439	579,325	(1,362,261)	793,503
Fiscal Year 2006				
Net sales	$ 2,235,128	$ 1,067,319	$ –	$ 3,302,447
Operating profit	1,337,479	502,244	(1,096,640)	743,083

The following discussion of the changes in our net sales is provided by class of similar products within our four operating segments, which is the primary focus of our sales activities.

Cardiac Rhythm Management

(in thousands)	**2008**	2007	2006	**2008 vs. 2007 % Change**	2007 vs. 2006 % Change
ICD systems	**$1,534,212**	$1,304,899	$1,099,906	**17.6%**	18.6%
Pacemaker systems	**1,167,251**	1,063,182	955,859	**9.8%**	11.2%
	$2,701,463	$2,368,081	$2,055,765	**14.1%**	15.2%

Cardiac Rhythm Management 2008 net sales increased 14% to $2,701.5 million compared to 2007 due to strong volume growth. Foreign currency translation had a $69.0 million favorable impact on 2008 net sales compared to 2007. Net sales of ICDs increased approximately 18% to $1,534.2 million driven by strong volume growth. The volume growth in ICD net sales in 2008 was broad-based across both U.S. and international markets, which reflects our continued market penetration into new customer accounts and strong market demand for our cardiac resynchronization therapy ICDs. In the United States, 2008 ICD net sales of $985.4 million increased 11% over last year. Internationally, 2008 ICD net sales of $548.8 million increased nearly 32% compared to 2007. Foreign currency translation had a $28.8 million favorable impact on international ICD net sales compared to 2007. Pacemaker systems 2008 net sales increased nearly 10% to $1,167.3 million driven by strong volume growth, which was also broad-based across both U.S. and international markets. In the United States, 2008 pacemaker net sales of $521.9 million increased 3% compared to 2007. Internationally, 2008 pacemaker net sales of $645.4 million increased 16% over last year. Foreign currency translation had a $40.2 million favorable impact on international pacemaker net sales in 2008 compared to 2007.

Cardiac Rhythm Management 2007 net sales increased by 15% to $2,368.1 million compared to 2006 due to strong volume growth. Foreign currency translation had a $63.0 million favorable impact on 2007 net sales compared to 2006. Net sales of ICDs increased nearly 19% to $1,304.9 million driven by strong volume growth. The volume growth in ICD net sales in 2007 was broad-based across both U.S. and international markets. In the United States, 2007 ICD net sales of $887.8 million increased 11% over 2006. Internationally, 2007 ICD net sales of $417.1 million increased nearly 38% compared to 2006. Foreign currency translation had a $30.0 million favorable impact on international ICD net sales compared to 2006. Pacemaker systems 2007 net sales increased 11% to nearly $1,063.2 million driven by strong volume growth, which was also broad-based across both U.S. and international markets. In the United States, 2007 pacemaker net sales of $507.9 million increased 9% compared to 2006. Internationally, 2007 pacemaker net sales of $555.3 million increased 13% over 2006. Foreign currency translation had a $33.0 million favorable impact on international pacemaker net sales in 2007 compared to 2006.

CARDIOVASCULAR

(in thousands)	2008	2007	2006	2008 vs. 2007 % Change	2007 vs. 2006 % Change
Vascular closure devices	**$367,893**	$353,987	$341,259	**3.9%**	3.7%
Heart valve products	**321,534**	290,196	270,507	**10.8%**	7.3%
Other cardiovascular products	**172,709**	146,447	129,846	**17.9%**	12.8%
	$862,136	$790,630	$741,612	**9.0%**	6.6%

Cardiovascular 2008 net sales increased 9% to $862.1 million compared to 2007 driven by increased sales volumes and favorable foreign currency translation impacts, led by both heart valve products and other cardiovascular products. Foreign currency translation had a $34.0 million favorable impact on CV net sales compared to 2007. Net sales of vascular closure devices increased approximately 4% compared to 2007 due to sales volume growth of Angio-Seal™, which continues to be the market share leader in the vascular closure device market. Heart valve net sales increased 11% compared to 2007 due to increased sales volumes for both tissue heart valves and mechanical heart valves. Other cardiovascular products net sales increased approximately 18% compared to last year due to increased sales volumes and favorable foreign currency translation.

Cardiovascular 2007 net sales increased nearly 7% to $790.6 million compared to 2006 driven by strong volume growth for tissue heart valves and favorable product mix for our other cardiovascular products. Foreign currency translation had a $22.4 million favorable impact on CV net sales compared to 2006. Net sales of vascular closure devices increased approximately 4% compared to 2006 due to sales volume growth of Angio-Seal™. Heart valve net sales increased 7% compared to 2006 primarily due to an increase in tissue heart valve sales volumes, driven by market growth, which was partially offset by declines in sales of mechanical heart valves. Other cardiovascular products net sales increased nearly 13% compared to 2006.

ATRIAL FIBRILLATION

(in thousands)	2008	2007	2006	2008 vs. 2007 % Change	2007 vs. 2006 % Change
Atrial fibrillation products	**$545,512**	$410,672	$325,707	**32.8%**	26.1%

Atrial Fibrillation 2008 net sales increased approximately 33% to $545.5 million compared to 2007 net sales. The increase in AF net sales was driven by volume growth from continued market acceptance of device-based procedures to treat the symptoms of atrial fibrillation. Our access, diagnosis, visualization and ablation products assist physicians in diagnosing and treating atrial fibrillation and other irregular heart rhythms. Foreign currency translation had a favorable impact on AF net sales of $16.0 million compared to 2007.

Atrial Fibrillation 2007 net sales increased 26% to $410.7 million compared to 2006 net sales. The increase in AF net sales was driven by strong volume growth. Foreign currency translation had a favorable impact on AF net sales of approximately $12.3 million compared to 2006.

NEUROMODULATION

(in thousands)	2008	2007	2006	2008 vs. 2007 % Change	2007 vs. 2006 % Change
Neurostimulation devices	**$254,140**	$209,894	$179,363	**21.1%**	17.0%

Neuromodulation 2008 net sales increased 21% to $254.1 million compared to 2007 net sales. The increase in Neuro net sales was driven by continued growth in the neuromodulation market and strong volume growth driven by new product introductions. Foreign currency translation did not have a significant impact on 2008 net sales.

Neuromodulation 2007 net sales increased 17% to $209.9 million over 2006 net sales of $179.4 million due to sales volume increases in a growing market for neurostimulation devices. Foreign currency translation did not have a significant impact on 2007 net sales.

RESULTS OF OPERATIONS

NET SALES

(in thousands)	2008	2007	2006	2008 vs. 2007 % Change	2007 vs. 2006 % Change
Net sales	**$4,363,251**	$3,779,277	$3,302,447	**15.5%**	14.4%

Overall, 2008 net sales increased 15% compared to 2007. Net sales growth was favorably impacted by strong volume growth, driven by CRM and AF product sales. Additionally, foreign currency had a $120.4 million, or 3%, favorable impact on net sales, primarily due to the strengthening of both the Euro and Japanese Yen against the U.S. Dollar.

Overall, 2007 net sales increased 14% compared to 2006. Net sales growth was favorably impacted by strong volume growth, driven by CRM and AF product sales. Additionally, foreign currency translation had a $99.6 million, or 3%, favorable impact on net sales, primarily due to the strengthening of the Euro against the U.S. Dollar.

Net sales by geographic location of the customer were as follows (in thousands):

	2008	2007	2006
United States	**$2,319,645**	$2,107,015	$1,920,623
International			
Europe	**1,152,601**	936,526	763,526
Japan	**387,648**	321,826	289,716
Asia Pacific	**234,073**	192,793	148,953
Other	**269,284**	221,117	179,629
	2,043,606	1,672,262	1,381,824
	$4,363,251	$3,779,277	$3,302,447

Foreign currency translation relating to our international operations can have a significant impact on our operating results from year to year. The two main currencies influencing our operating results are the Euro and the Japanese Yen. As discussed above, foreign currency translation had a $120.4 million favorable impact on 2008 net sales, while the translation impact in 2007 had a $99.6 million favorable impact on net sales. These impacts to net sales are not indicative of the net earnings impact of foreign currency translation due to partially offsetting foreign currency translation impacts on cost of sales and operating expenses.

GROSS PROFIT

(in thousands)	2008	2007	2006
Gross profit	**$3,192,710**	$2,737,683	$2,388,934
Percentage of net sales	**73.2%**	72.4%	72.3%

Gross profit for 2008 totaled $3,192.7 million, or 73.2% of net sales, compared with $2,737.7 million, or 72.4% of net sales in 2007. Special charges in 2008 negatively impacted our gross profit by approximately 1.5 percentage points consisting primarily of charges related to the impairment of a technology license agreement, termination costs related to certain raw material purchase contracts, inventory obsolescence charges associated with a terminated distribution agreement and charges related to providing our new remote patient monitoring system to existing St. Jude Medical CRM patients at no charge. Special charges in 2007 negatively impacted our gross profit margin by approximately 1.0 percentage point and were associated with our 2007 restructuring activities. The improvement in our 2008 gross profit percentage as a percent of net sales is due to favorable foreign currency translation and favorable product mix from higher margin products. Refer to Note 8 of the Consolidated Financial Statements for further details of the special charges impacting our 2008 and 2007 gross profit.

Gross profit for 2007 totaled $2,737.7 million, or 72.4% of net sales, compared with $2,388.9 million, or 72.3% of net sales, for 2006. As discussed above, special charges negatively impacted our 2007 gross profit percentage by approximately 1.0 percentage point. The improvement in our 2007 gross profit percentage as a percent of net sales compared to 2006 reflects favorable product mix and increased manufacturing efficiencies, partially offset by increased diagnostic equipment depreciation expense resulting from the rollout of our Merlin™ programmer platform for our ICDs and pacemakers.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSE

(in thousands)	2008	2007	2006
Selling, general and administrative	**$1,636,526**	$1,382,466	$1,195,030
Percentage of net sales	**37.5%**	36.6%	36.2%

SG&A expense for 2008 totaled $1,636.5 million, or 37.5% of net sales, compared with $1,382.5 million, or 36.6% of net sales in 2007. The increase in SG&A expense as a percent of net sales is primarily due to $35.0 million of contributions to non-profit organizations, including the St. Jude Medical Foundation.

SG&A expense for 2007 totaled $1,382.5 million, or 36.6% of net sales, compared with $1,195.0 million, or 36.2% of net sales in 2006. The increase in SG&A expense as a percent of net sales reflects the full-year impact of investments made in expanding our U.S. selling organization infrastructure and market development programs, which began in the second quarter of 2006.

RESEARCH AND DEVELOPMENT (R&D) EXPENSE

(in thousands)	2008	2007	2006
Research and development expense	**$531,799**	$476,332	$431,102
Percentage of net sales	**12.2%**	12.6%	13.1%

R&D expense in 2008 totaled $531.8 million, or 12.2% of net sales, compared with $476.3 million, or 12.6% of net sales in 2007. While 2008 R&D expense as a percent of net sales decreased compared to 2007, total R&D expense increased over 11% compared to the prior year, reflecting our continuing commitment to fund future long-term growth opportunities. We will continue to balance delivering short-term results with the right investments in long-term growth drivers, and expect that R&D expense as a percentage of net sales will range from 12% to 13% in 2009.

R&D expense in 2007 totaled $476.3 million, or 12.6% of net sales, compared with $431.1 million, or 13.1% of net sales in 2006. While 2007 R&D expense as a percent of net sales decreased compared to 2006, total R&D expense increased over 10% compared to 2006, reflecting our continuing commitment to fund future long-term growth opportunities.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT (IPR&D) CHARGES

(in thousands)	2008	2007	2006
Purchased in-process research and development charges	**$319,354**	$ –	$ –

IPR&D is defined as the value assigned to those projects for which the related products have not yet reached technological feasibility and have no future alternative use. The primary basis for determining the technological feasibility of these projects at the time of acquisition is obtaining regulatory approval to market the underlying products in an applicable geographic region. We expense the value attributed to these projects in conjunction with the related business acquisition or asset purchase.

MediGuide, Inc.: In December 2008, we acquired privately-held MediGuide, a development-stage company that has been focused on developing its Medical Positioning System (gMPS™) technology for localization and tracking capability for interventional medical devices. The acquisition will provide the Company with exclusive rights to use and develop MediGuide's gMPS™ technology. As MediGuide was a development-stage company, the excess of the purchase price over the fair value of the net assets acquired was allocated on a pro-rata basis to the net assets acquired. Accordingly, the excess purchase price was allocated to IPR&D, the principal asset acquired. At the date of acquisition, $306.2 million of the purchase price was expensed as IPR&D since technological feasibility of the underlying projects had not yet been reached and such technology had no future alternative use. We expect to incur up to approximately $30 million to bring the technology to commercial viability on a worldwide basis within two to three years.

Other: In December 2008, we also made an additional minority investment in a developmental-stage company and, in accordance with step-acquisition accounting treatment under the equity method of accounting, allocated the excess purchase price over the fair value of the investee's net assets to IPR&D the principal asset acquired. At the additional investment date, $11.6 million of IPR&D was expensed since technological feasibility of the underlying projects had not yet been reached and such technology had no future alternative use. Additionally, we recognized $1.6 million of IPR&D charges related to the purchase of intellectual property in our CRM and CV segments since the related technological feasibility had not yet been reached and such technology had no future alternative use.

SPECIAL CHARGES

(in thousands)	2008	2007	2006
Cost of sales special charges	**$ 64,603**	$ 38,292	$15,108
Special charges	**49,984**	85,382	19,719
	$114,587	$123,674	$34,827

Fiscal Year 2008

Impairment Charges: In September 2004, we completed making payments under a technology license agreement and were granted a fully paid-up license that provided access to patents covering technology used in our CRM devices. In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, whenever events or changes in circumstances indicate that a long-lived asset's carrying amount may not be recoverable, we test the asset for impairment. In 2008, we determined that a large portion of the technology under the license agreement was no longer fully utilized in our products and that certain of the patents under the license were no longer valid based upon recent patent law developments. Based upon these developments and changes in circumstances, we recognized an impairment charge of $43.5 million to cost of sales to write the technology license agreement down to its fair value.

In 2008, we experienced lower than forecasted sales of certain products in the Cardiovascular division associated with our 2005 acquisition of Velocimed. Based upon the recent unfavorable sales performance as well as termination of a clinical trial, we reduced the future revenue and cash flow projections relating to these products. Accordingly, we tested the related purchased technology intangible assets for impairment in the fourth quarter of 2008 and recognized a $37.0 million impairment charge to write down the related intangible assets to their remaining fair value. We also recognized other impairment charges of $5.8 million in 2008 primarily related to assets in the Cardiovascular division that will no longer be utilized.

In December 2008, we discontinued the use of the Advanced Neuromodulation Systems, Inc. (ANS) tradename. We had acquired ANS in November 2005 and used the related tradename through its discontinuance in December 2008. Accordingly, we wrote off the ANS tradename intangible assets and recognized a $1.7 million impairment charge.

Inventory-related Charges: In 2008 we entered into purchase contracts in the normal course of business for certain raw material commodities that are used in the manufacture of our products. Favorable decreases in commodity prices in the fourth quarter of 2008 resulted in our election to terminate and exit the contracts, paying $10.7 million in termination costs, which was recorded as a special charge in cost of sales.

We also recognized inventory obsolescence charges related to inventory that is not expected to be sold due to the termination of a distribution agreement in Japan. When we elected to terminate the distribution agreement in December 2007, we recorded a $4.0 million special charge in 2007 related to inventory that we estimated would not be sold. We increased this estimate in 2008 and recorded an additional $3.0 million special charge in cost of sales.

Other Charges: In 2008, we launched our Merlin™@home wireless patient monitoring system and committed to provide this system without charge to our existing St. Jude Medical CRM patients. In connection with the completion of this roll-out in the fourth quarter of 2008, we recorded a $7.4 million special charge in cost of sales to accrue for the related costs. We also recognized $5.5 million of other unrelated costs.

Fiscal Year 2007

Patent Litigation: In June 2007, we settled a patent litigation matter with Guidant Corporation (a subsidiary of Boston Scientific Corporation) and Mirowski Family Ventures, L.L.C. and recorded a special charge of $35.0 million.

Restructuring Activities: In December 2007, management continued its efforts to streamline operations and implemented additional restructuring actions primarily focused at our international locations. As a result, we recorded special charges totaling $29.1 million in 2007 consisting of employee termination costs ($17.9 million) and other costs ($11.2 million). Of the total $29.1 million charge, $5.9 million was recorded in cost of sales. Employee termination costs related to severance and benefit costs for approximately 200 individuals identified for employment termination. These costs were recorded after management determined that such severance and benefits were probable and estimable, in accordance with SFAS No. 112, *Employers' Accounting for Postemployment Benefits.* Other costs primarily represented contract termination costs. The majority of actions and related payments for these restructuring activities were completed by January 3, 2009.

Impairment Charges: We recognized impairment charges of $23.7 million related to acquired intangible assets associated with a distribution agreement with a supplier of medical products to our Japanese distribution subsidiary. In December 2007, we provided notice to the supplier that we were terminating the distribution agreement. As a result, we recognized an impairment charge to state the related intangible assets at their remaining fair value. We had acquired the intangible assets as part of our acquisition in Japan of Getz Bros. Co., Ltd. in April 2003. The distribution agreement was terminated in June 2008.

Additionally, in connection with completing our United States roll-out of the Merlin™ programmer platform for our ICDs and pacemakers, we recorded an $11.8 million special charge in cost of sales to write off the remaining carrying value of older model programmer diagnostic equipment. We also recognized $6.0 million of asset write-offs relating to the carrying value of assets that will no longer be utilized, of which $2.5 million was recorded in cost of sales.

Discontinued Inventory: In 2007, we recorded a $14.1 million special charge in cost of sales relating to inventory that would be scrapped in connection with management's decision to terminate certain product lines in our CV and AF divisions that were redundant with other existing products lines. By eliminating product lines with redundant characteristics, we do not anticipate any material short-term or long-term impact on future revenue or gross profit percentages.

Additionally, in connection with our decision to terminate the distribution agreement in Japan (see *Impairment Charges* discussed previously), we recorded a $4.0 million special charge in cost of sales to write off the related inventory that will not be sold.

Fiscal Year 2006

Restructuring Activities: During the third quarter of 2006, management performed a review of the organizational structure of our former Cardiac Surgery and Cardiology divisions and our international selling organization. In August 2006, management approved restructuring plans to streamline operations within our former Cardiac Surgery and Cardiology divisions by combining them into one new Cardiovascular division and also implemented changes in our international selling organization to enhance the efficiency and effectiveness of sales and customer service operations in certain international geographies.

As a result of these restructuring plans, we recorded special charges totaling $34.8 million in 2006 consisting of employee termination costs ($14.7 million), inventory write-downs ($8.7 million), asset write-downs ($7.3 million) and other exit costs ($4.1 million). Of the total $34.8 million special charge, $15.1 million was recorded in cost of sales. In connection with these restructuring plans, approximately 140 individuals were identified for employment termination. In addition, management discontinued certain product lines and disposed of related assets. We also discontinued the use of the Getz trademarks in Japan, and wrote off the related $4.2 million acquired intangible assets. All actions related to these restructuring activities were completed in 2006 and 2007.

OTHER INCOME (EXPENSE)

(in thousands)	**2008**	2007	2006
Interest income	**$ 16,315**	$ 4,374	$ 9,266
Interest expense	**(22,581)**	(38,229)	(33,883)
Other	**(18,040)**	(15,343)	2,175
Other income (expense), net	**$(24,306)**	$(49,198)	$(22,442)

The favorable change in other income (expense) during 2008 compared to 2007 was the result of lower interest expense driven by lower average outstanding debt balances as well as the full year 2008 benefit of lower interest rates on our outstanding debt balances. The increase in interest income during 2008 was due to higher average invested cash balances compared to 2007. During 2008, we recognized $12.9 million of pre-tax impairment charges as other expense related to a decline in the fair values of certain investments that were deemed to be other-than-temporary. In 2007, we recognized a $25.1 million pre-tax impairment charge as other expense related to our investment in ProRhythm, Inc. (ProRhythm). This 2007 impairment charge was partially offset by a pre-tax gain of $7.9 million recognized as other income related to the sale of our Conor Medical, Inc. common stock investment.

The unfavorable change in other income (expense) during 2007 compared to 2006 was primarily the result of the $25.1 million ProRhythm impairment charge, which was partially offset by the realized pre-tax gain of $7.9 million related to the sale of our Conor Medical, Inc. common stock investment. Interest expense increased during 2007 compared to 2006 driven by higher average debt balances in 2007. During the first quarter of 2007, we borrowed $350.0 million under an interim liquidity facility and issued additional commercial paper to finance the repurchase of approximately $700 million of our common stock. These borrowings were repaid in April 2007 with proceeds from the issuance of $1.2 billion aggregate principal amount of 1.22% Convertible Senior Debentures (1.22% Convertible Debentures). Interest income decreased in 2007 compared to 2006 due to lower average invested cash balances in 2007.

Income Taxes

(as a percent of pre-tax income)	**2008**	2007	2006
Effective tax rate	**39.1%**	24.9%	23.9%

Our effective tax rate was 39.1% in 2008 compared to 24.9% in 2007. Non-deductible IPR&D charges and 2008 special charges and investment impairment charges unfavorably impacted the 2008 effective rate by 11.6 percentage points. In 2007, special charges as well as the ProRhythm investment impairment charge favorably impacted the 2007 effective tax rate by 2.1 percentage points. Refer to Notes 8 and 9 of the Consolidated Financial Statements for further details regarding these 2008 and 2007 charges.

Net Earnings

(in thousands, except per share amounts)	**2008**	2007	2006	**2008 vs. 2007 % Change**	2007 vs. 2006 % Change
Net earnings	**$384,327**	$559,038	$548,251	**-31.3%**	2.0%
Diluted net earnings per share	**$1.10**	$1.59	$1.47	**-30.8%**	8.2%

Net earnings were $384.3 million in 2008, a 31.3% decrease over 2007 net earnings of $559.0 million. Diluted net earnings per share were $1.10 in 2008, a 30.8% decrease over 2007 diluted net earnings per share of $1.59. Net earnings for 2008 included IPR&D charges of $319.4 million, after-tax special charges of $72.7 million, after-tax contribution expenses of $22.2 million and after-tax investment impairment charges of $8.0 million for a combined impact of $422.3 million, or $1.21 per diluted share. Net earnings for 2007 included after-tax special charges of $77.2 million and an after-tax investment impairment charge of $15.7 million, for a combined impact of $92.9 million, or $0.26 per diluted share. Refer to Notes 8 and 9 of the Consolidated Financial Statements for further details regarding these 2008 and 2007 charges. Compared to 2007, our net earnings and diluted net earnings per share benefited from increased net sales growth in all of our operating segments with net sales in our CRM and AF operating segments growing 14% and 33%, respectively.

Net earnings were $559.0 million in 2007, a 2.0% increase over 2006 net earnings of $548.3 million. Diluted net earnings per share were $1.59 in 2007, an 8.2% increase over 2006 diluted net earnings per share of $1.47. Net earnings for 2007 included after-tax special charges of $77.2 million and the after-tax investment impairment charge of $15.7 million, for a combined impact of $92.9 million, or $0.26 per diluted share. Net earnings for 2006 included after-tax special charges of $22.0 million, or $0.06 per diluted share, related to restructuring activities. Compared to 2006, the increase in net earnings and diluted net earnings per share were driven primarily by net sales growth in our CRM and AF operating segments. Additionally, the relatively larger increase in our diluted net earnings per share compared to our net earnings growth was primarily a result of our common stock repurchases, resulting in lower shares outstanding. From April 2006 through May 2007, we returned $1.7 billion to shareholders in the form of share repurchases.

Liquidity

We believe that our existing cash balances, available borrowing capacity under our commercial paper program and long-term committed credit facility and future cash generated from operations will be sufficient to meet our working capital, capital investment and debt service requirements over the next twelve months and in the foreseeable future thereafter. In the fourth quarter of 2008, we borrowed $500.0 million from our $1.0 billion long-term committed credit facility. We also entered into a 3-year, unsecured term loan totaling $360.0 million and another 3-year, unsecured term loan totaling 8.0 billion Japanese Yen (the equivalent of $88.2 million at January 3, 2009). The proceeds were used to retire our 1.22% Convertible Debentures and fund two acquisitions: Radi Medical Systems and MediGuide. Although we believe that our earnings, cash flows and balance sheet position will permit us to obtain additional debt financing or equity capital, should additional suitable investment opportunities arise, recent disruptions in the global financial markets may adversely impact the availability and cost of capital.

At January 3, 2009, our short-term credit ratings were A2 from Standard & Poor's and P2 from Moody's. Our Standard & Poor's long-term debt rating at January 3, 2009 was A-. The ratings are not a recommendation to buy, sell or hold our securities, may be changed, superseded or withdrawn at any time and should be evaluated independently of any other rating.

At January 3, 2009, a large portion of our cash and cash equivalents was held by our non-U.S. subsidiaries. These funds are only available for use by our U.S. operations if they are repatriated into the United States. The funds repatriated would be subject to additional U.S. taxes upon repatriation; however, it is not practical to estimate the amount of additional U.S. tax liabilities we would incur.

We use two primary measures that focus on accounts receivable and inventory — days sales outstanding (DSO) and days inventory on hand (DIOH). We use DSO as a measure that places emphasis on how quickly we collect our accounts receivable balances from customers. We use DIOH, which can also be expressed as a measure of the estimated number of days of cost of sales on hand, and as a measure that places emphasis on how efficiently we are managing our inventory levels. These measures may not be computed the same as similarly titled measures used by other companies.

Our DSO (ending net accounts receivable divided by average daily sales for the quarter) decreased from 92 days at December 29, 2007 to 88 days at January 3, 2009 primarily as a result of our increased receivable collection efforts during the fourth quarter of 2008 over the prior year period. Our DIOH (ending net inventory divided by average daily cost of sales for the most recent six months) increased from 152 days at December 29, 2007 to 160 days at January 3, 2009. Special charges recorded in 2008 and 2007 cost of sales reduced our January 3, 2009 DIOH and December 29, 2007 DIOH by 19 days and 11 days, respectively. Foreign currency translation impacts and the December acquisition of Radi Medical Systems increased our January 3, 2009 DIOH by 10 days. Taking these DIOH impacts into consideration, our January 3, 2009 DIOH increased 6 days over December 29, 2007. This increase is the result of our inventory levels increasing to support our increased sales growth and recent product launches.

A summary of our cash flows from operating, investing and financing activities is provided in the following table (in thousands):

	2008	2007	2006
Net cash provided by (used in):			
Operating activities	**$ 945,592**	$ 865,569	$ 648,811
Investing activities	**(871,073)**	(306,315)	(325,639)
Financing activities	**(322,493)**	(259,484)	(786,241)
Effect of currency exchange rate changes on cash and cash equivalents	**(4,677)**	9,436	8,389
Net increase (decrease) in cash and cash equivalents	**$(252,651)**	$309,206	$(454,680)

Cash Flows from Operating Activities: Cash provided by operating activities was $945.6 million for 2008 compared to $865.6 million for 2007 and $648.8 million for 2006. Operating cash flows can fluctuate significantly from period to period due to payment timing differences of working capital accounts such as accounts receivable and accounts payable. Operating cash flows improved during 2008 compared to 2007 and 2006 due to better management of working capital.

Cash Flows from Investing Activities: Cash used in investing activities was $871.1 million in 2008 compared to $306.3 million in 2007 and $325.6 million in 2006. Our purchases of property, plant and equipment, which totaled $343.9 million, $287.2 million, and $267.9 million in 2008, 2007 and 2006, respectively, reflect our continued investment in our product growth platforms currently in place. During 2008, we spent $490.0 million of net cash consideration on acquisitions, with Radi Medical Systems, MediGuide and EP MedSystems being the most significant. Correspondingly, we spent only $12.2 million and $38.8 million in 2007 and 2006, respectively, to acquire various businesses involved in the distribution of our products. During 2007, we also received proceeds of $12.9 million due to liquidating our minority interest in Conor Medical, Inc., as a result of its acquisition by Johnson and Johnson, Inc.

Cash Flows from Financing Activities: Cash used in financing activities was $322.5 million in 2008 compared to $259.5 million in 2007 and $786.2 million in 2006. Our financing cash flows can fluctuate significantly depending upon our liquidity needs and the amount of stock option exercises and the extent of our common stock repurchases. During 2008, we borrowed $500.0 million from our $1.0 billion long-term committed credit facility to fund the repayment of our $1.2 billion 1.22% Convertible Debentures. Additionally, we entered into a 3-year, unsecured term loan totaling $360.0 million and a 3-year, unsecured term loan totaling 8.0 billion Japanese Yen (the equivalent of $88.2 million at January 3, 2009). During 2008, we also used our outstanding cash balances to repurchase $300.0 million of our common stock. Comparatively, during 2007, we repurchased approximately $1.0 billion of our common stock, which was financed through a combination of a portion of the proceeds from the issuance of $1.2 billion of 1.22% Convertible Debentures, proceeds from the issuance of commercial paper and borrowings under an interim liquidity facility. Approximately $700 million of proceeds from the issuance of our 1.22% Convertible Debentures were used to repay commercial paper borrowings and borrowings under an interim liquidity facility. We also used $101.0 million of proceeds from the issuance of our 1.22% Convertible Debentures to purchase a call option to receive shares of our common stock. During 2006, we repurchased $700.0 million of our common stock and funded the payment of $654.5 million of our 2.80% Convertible Senior Debentures due 2035 (2.80% Convertible Debentures), both of which were primarily financed through proceeds from the issuance of commercial paper. Proceeds from stock options exercised and stock issued, inclusive of the related excess tax benefits, provided $215.0 million, $284.7 million and $105.9 million of cash inflows during 2008, 2007 and 2006, respectively. Proceeds from stock options exercised and stock issued can fluctuate significantly based upon, among other things, the amount and exercise price of stock options exercised and the fair market value of our common stock when stock options are exercised.

DEBT AND CREDIT FACILITIES

Total debt decreased to $1,201.6 million at January 3, 2009 from $1,388.0 million at December 29, 2007 primarily due to the maturity of the Company's $1.2 billion 1.22% Convertible Debentures. The retirement of our 1.22% Convertible Debentures on December 15, 2008 was funded by new borrowings and cash from operations.

We have a long-term $1.0 billion committed credit facility used to support our commercial paper program and for general corporate purposes. Borrowings under this facility bear interest at the United States Prime Rate (Prime Rate) or the United States Dollar London InterBank Offered Rate (LIBOR) plus 0.235%, at our election. In the event over half of the facility is drawn upon, an additional five basis points is added to the elected prime or LIBOR rate. Additionally, the interest rate is subject to adjustment in the event of a change in our credit ratings. In October 2008, we borrowed $500.0 million from our $1.0 billion long-term committed credit facility to fund the repayment of our 1.22% Convertible Debentures. There were no outstanding borrowings under this credit facility during fiscal years 2007 or 2006.

Our commercial paper program provides for the issuance of short-term, unsecured commercial paper with maturities up to 270 days. We had outstanding commercial paper borrowings of $19.4 million at January 3, 2009 and no outstanding commercial paper borrowings at December 29, 2007. During 2008 and 2007 we issued commercial paper at weighted average effective interest rates of 1.0% and 5.4%, respectively. Any future commercial paper borrowings would bear interest at the applicable then-current market rates.

In December 2008, we entered into a 3-year, unsecured term loan totaling $360.0 million, which can be used for general corporate purposes or to refinance certain other outstanding borrowings of the Company. These borrowings bear interest at LIBOR plus 2.0%, although we may also elect the Prime Rate plus 1.0%, which is subject to adjustment in the event of a change in our credit ratings. We are required to make quarterly principal payments in the amount of 5% of the original outstanding borrowings. We had the option to make additional borrowings under this term loan, and in January 2009, we elected to borrow an additional $180.0 million resulting in total borrowings of $540.0 million under this 3-year term loan.

In December 2008, we entered into a 3-year, Yen-denominated unsecured term loan in Japan (Yen Term Loan) totaling 8.0 billion Japanese Yen (the equivalent of $88.2 million at January 3, 2009). The borrowings bear interest at the Yen LIBOR plus 2.0%. Interest payments are required on a semi-annual basis and the entire principal balance is due in December 2011. The principal amount recorded on the balance sheet fluctuates based on the effects of foreign currency translation.

During the first quarter of 2007, we had borrowed $350.0 million under an interim liquidity facility to finance a portion of the common stock repurchases made during the first half of 2007. Borrowings under this liquidity facility bore interest at LIBOR plus 0.35%. On April 25, 2007, this facility expired and we repaid the related outstanding borrowings using a portion of the proceeds from the issuance of the 1.22% Convertible Debentures.

In May 2003, we issued 7-year, 1.02% Yen-denominated notes in Japan (Yen Notes) totaling 20.9 billion Yen (the equivalent of $230.1 million at January 3, 2009 and $182.5 million at December 29, 2007). Interest payments are required on a semi-annual basis and the entire principal balance is due in May 2010. The principal amount recorded on our balance sheet fluctuates based on the effects of foreign currency translation.

In April 2007, we issued $1.2 billion aggregate principal amount of 1.22% Convertible Debentures that matured on December 15, 2008. Interest payments related to the 1.22% Convertible Debentures are required on a semi-annual basis. Under certain circumstances, holders had the right to convert their 1.22% Convertible Debentures at an initial conversion rate of 19.2101 shares of our common stock per $1,000 principal amount of the 1.22% Convertible Debentures (equivalent to an initial conversion price of approximately $52.06 per share). Upon conversion, we were required to satisfy up to 100% of the principal amount of the 1.22% Convertible Debentures solely in cash, with any amounts above the principal amount to be satisfied in shares of our common stock, cash or a combination of common stock and cash, at our election. On December 15, 2008, we retired the 1.22% Convertible Debentures for cash, which was primarily funded by borrowings and cash from operations.

In April 2007, we sold warrants for 23.1 million shares of our common stock in a private transaction and received proceeds of $35.0 million. Over a two-month period beginning in April 2009, we may be required to issue shares of our common stock to the counterparty if the average price of our common stock during a defined period exceeds the warrant exercise price of approximately $60.73 per share.

In December 2005, we issued $660.0 million aggregate principal amount of 2.80% Convertible Debentures that mature in December 2035. Interest on the 2.80% Convertible Debentures is payable on a semi-annual basis. Contingent interest of 0.25% is payable in certain circumstances. Holders of the 2.80% Convertible Debentures can require us to repurchase for cash some or all of the 2.80% Convertible Debentures on December 15 in the years 2006, 2008, 2010, 2015, 2020, 2025 and 2030 or upon the occurrence of certain events. In December 2006 and December 2008, holders required us to repurchase $654.5 million and $5.1 million, respectively, of the 2.80% Convertible Debentures for cash. As of January 3, 2009, $0.4 million aggregate principal amount of the 2.80% Convertible Debentures remained outstanding. We have the right to redeem some or all of the 2.80% Convertible Debentures for cash at any time. The 2.80% Convertible Debentures are convertible into less than six thousand shares of our common stock if the price of our common stock exceeds $64.51 per share. The total number of contingently issuable shares that could be issued to satisfy conversion of the remaining $0.4 million aggregate principal amount of the 2.80% Convertible Debentures is not material.

Our $1.0 billion committed credit facility, $360.0 million term loan and Yen Notes contain certain operating and financial covenants. Specifically, the credit facility and $360.0 million term loan require that we have a leverage ratio (defined as the ratio of total debt to EBITDA (net earnings before interest, income taxes, depreciation and amortization)) not exceeding 3.0 to 1.0. The Yen Notes require that we have a ratio of total debt to total capitalization not exceeding 55% and a ratio of consolidated EBIT (net earnings before interest and income taxes) to consolidated interest expense of at least 3.0 to 1.0. Under the credit facility, $360.0 million term loan and Yen Notes we also have certain limitations on how we conduct our business, including limitations on additional liens or indebtedness and limitations on certain acquisitions, mergers, investments and dispositions of assets. We were in compliance with all of our debt covenants during fiscal years 2008, 2007 and 2006.

SHARE REPURCHASES

On February 22, 2008, our Board of Directors authorized a share repurchase program of up to $250.0 million of our outstanding common stock. On April 8, 2008, our Board of Directors authorized an additional $50.0 million of share repurchases as part of this share repurchase program. We ultimately completed the repurchases under the program on May 1, 2008. In total, we repurchased 6.7 million shares for $300.0 million at an average repurchase price of $44.51 per share.

On January 25, 2007, our Board of Directors authorized a share repurchase program of up to $1.0 billion of our outstanding common stock. In the first quarter of 2007, we repurchased $700.0 million of our outstanding common stock. We completed the repurchases under the program on May 8, 2007. In total, we repurchased 23.6 million shares for $1.0 billion at an average repurchase price of $42.34 per share.

DIVIDENDS

We did not declare or pay any cash dividends during 2008, 2007 or 2006. We currently intend to retain our earnings for use in the operation and expansion of our business and therefore do not anticipate paying any cash dividends in the foreseeable future.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We believe that our off-balance sheet arrangements do not have a material current or anticipated future effect on our consolidated earnings, financial position or cash flows. Our off-balance sheet arrangements principally consist of operating leases for various facilities and equipment, purchase commitments and contingent acquisition commitments.

In the normal course of business, we periodically enter into agreements that require us to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising out of our products or the negligence of our personnel or claims alleging that our products infringe third-party patents or other intellectual property. In addition, under our bylaws and indemnification agreements we have entered into with our executive officers and directors, we may be required to indemnify our executive officers and directors for losses arising from their conduct in an official capacity on behalf of St. Jude Medical. We may also be required to indemnify officers and directors of certain companies that we have acquired for losses arising from their conduct on behalf of their companies prior to the closing of our acquisition. Our maximum exposure under these indemnification obligations cannot be estimated, and we have not accrued any liabilities within our consolidated financial statements or included any indemnification provisions in our commitments table. Historically, we have not experienced significant losses on these types of indemnifications.

In addition to the amounts shown in the following table, our noncurrent liability for unrecognized tax benefits was $82.7 million as of January 3, 2009, and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, our liability for potential penalties and interest was $21.7 million as of January 3, 2009.

A summary of contractual obligations and other minimum commercial commitments as of January 3, 2009 is as follows (in thousands):

		Payments Due by Period			
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual obligations related to off-balance sheet arrangements:					
Operating leases	$ 95,597	$ 26,426	$ 35,691	$ 22,208	$11,272
Purchase commitments [a]	352,183	321,151	31,032	–	–
Contingent consideration payments [b]	311,695	152,926	51,131	87,555	20,083
Total	$ 759,475	$500,503	$ 117,854	$109,763	$31,355
Contractual obligations reflected in the balance sheet:					
Long-term debt [c]	1,175,046	117,333	1,057,713	–	–
Total	$1,934,521	$617,836	$1,175,567	$109,763	$31,355

(a) These amounts include commitments for inventory purchases and capital expenditures that do not exceed our projected requirements and are in the normal course of business. The purchase commitment amounts do not represent the entire anticipated purchases and capital expenditures in the future, but only those for which we are contractually obligated.

(b) These amounts include contingent commitments to acquire various businesses involved in the distribution of our products and other contingent acquisition consideration payments. In connection with certain acquisitions, we may agree to provide additional consideration payments upon the achievement of certain product development milestones, which may include but are not limited to: successful levels of achievement in clinical trials and certain product regulatory approvals. We may also provide for additional consideration payments to be made upon the achievement of certain levels of future product sales. While it is not certain if and/or when these payments will be made, we have included the payments in the table based on our best estimates of the dates when we expect the milestones and/or contingencies will be met.

(c) These amounts include scheduled interest and principal payments on our long-term debt. See Note 4 to the Consolidated Financial Statements for additional information on our long-term debt obligations.

MARKET RISK

We are exposed to foreign currency exchange rate fluctuations due to transactions denominated primarily in Euros, Japanese Yen, Canadian Dollars, Australian Dollars, Brazilian Reals, British Pounds, and Swedish Kronor. When the U.S. Dollar weakens against foreign currencies, the dollar value of sales denominated in foreign currencies increases. When the U.S. Dollar strengthens against foreign currencies, the dollar value of sales denominated in foreign currencies decreases. A hypothetical 10% change in the value of the U.S. Dollar in relation to our most significant foreign currency exposures would have had an impact of approximately $188 million on our 2008 net sales. This amount is not indicative of the hypothetical net earnings impact due to partially offsetting impacts on the related cost of sales and operating expenses in the applicable foreign currencies.

During 2008, we hedged a portion of our foreign currency exchange rate risk through the use of forward exchange contracts. The gains and losses on these contracts offset the losses and gains on the foreign currency exposure being managed. In 2008, we hedged over $400 million of currency exposures primarily related to intercompany receivables and payables arising from intercompany purchases of manufactured products. At January 3, 2009, we did not have a material amount of forward currency exchange contracts outstanding. We do not enter into contracts for trading or speculative purposes. Our policy is to enter into hedging contracts with major financial institutions that have at least an "A" (or equivalent) credit rating. Although we are exposed to credit loss in the event of nonperformance by counterparties on our outstanding derivative contracts, we do not anticipate nonperformance by any of the counterparties. We did not to enter into any hedging contracts during 2007 and 2006. We continue to evaluate our foreign currency exchange rate risk and the different mechanisms for use in managing such risk, including using derivative financial instruments and operational hedges, such as international manufacturing operations. Our derivative financial instruments accounting policy is discussed in detail in Note 1 to the Consolidated Financial Statements.

Although we have not entered into any derivative hedging contracts to hedge the net asset exposure of our foreign subsidiaries, we have elected to use natural hedging strategies in certain geographies. We have naturally hedged a portion of our Yen-denominated net asset exposure by issuing long-term Yen-denominated debt.

We are also exposed to fair value risk on our Yen Notes, which have a fixed interest rate of 1.02%. As of January 3, 2009, the fair value of these notes approximated their carrying value. A hypothetical 10% change in interest rates would have an impact of approximately $0.3 million on the fair value of the Yen Notes, which is not material to our consolidated earnings or financial position.

Our remaining debt principally consists of credit facility borrowings, 3-year term loans in both Japan and the United States and commercial paper borrowings, all of which bear interest at variable rates. Because we entered into these borrowing arrangements in December 2008, a hypothetical 10% change in interest rates would not have had a material impact on our 2008 interest expense. Assuming average outstanding borrowings of $1.0

billion during 2009, a hypothetical 10% change in interest rates (based upon a weighted average interest rate of 2.5% at January 3, 2009) would have an impact of approximately $0.5 million on our 2009 interest expense.

We are also exposed to equity market risk on our marketable equity security investments. We hold certain marketable equity securities of emerging technology companies. Our investments in these companies had a fair value of $22.1 million at January 3, 2009, which are subject to the underlying price risk of the public equity markets.

COMPETITION AND OTHER CONSIDERATIONS

We expect that market demand, government regulation and reimbursement policies, and societal pressures will continue to change the worldwide healthcare industry resulting in further business consolidations and alliances. We participate with industry groups to promote the use of advanced medical device technology in a cost-conscious environment.

The global medical technology industry is highly competitive and is characterized by rapid product development and technological change. Our products must continually improve technologically and provide improved clinical outcomes due to the competitive nature of the industry. In addition, competitors have historically employed litigation to gain a competitive advantage.

Competition is anticipated to continue to place pressure on pricing and terms, including a trend toward vendor-owned (consignment) inventory at hospitals. Also, healthcare reform is expected to result in further hospital consolidations over time with related pressure on pricing and terms.

The CRM market is highly competitive. Our two principal competitors in these markets are larger than us and have invested substantial amounts in R&D. Rapid technological change in these markets is expected to continue, requiring us to invest heavily in R&D and to effectively market our products.

The cardiovascular market is also highly competitive with numerous competitors. The majority of our sales is generated from our vascular closure devices and heart valve replacement and repair products. We continue to hold the number one market position in the vascular closure device market; however, the market for vascular closure devices is highly competitive and there are several companies in addition to St. Jude Medical that manufacture and market these products worldwide. The cardiovascular market also includes cardiac surgery products such as mechanical heart valves, tissue heart valves and valve repair products, which are also highly competitive. Cardiac surgery therapies continue to shift to tissue valves and repair products from mechanical heart valves.

The atrial fibrillation therapy area is broadening to include multiple therapy methods and treatments which include drugs, percutaneous delivery of diagnostic and ablation catheters, external electrical cardioversion and defibrillation, implantable defibrillators and open-heart surgery. As a result, we have numerous competitors in the emerging atrial fibrillation market. Larger competitors have begun to expand their presence in the atrial fibrillation market by leveraging their cardiac rhythm management capabilities and through acquisitions.

The neuromodulation market is one of medical technology's fastest growing segments. Competitive pressures will increase in the future as our two principal competitors attempt to secure and grow their positions in the neuromodulation market. Other companies are attempting and will attempt in the future to bring new products or therapies into this market. Barriers to entry for new competitors are high, due to a long and expensive product development and regulatory approval process as well as the intellectual property and patent positions existing in the market. However, other larger medical device companies may be able to enter the neuromodulation market by leveraging their existing medical device capabilities, thereby decreasing the time and resources required to enter the market.

We operate in an industry that is susceptible to significant product liability claims. These claims may be brought by individuals seeking relief for themselves or, increasingly, by groups seeking to represent a class. In addition, product liability claims may be asserted against us in the future relative to events that are not known to us at the present time. Our product liability insurance coverage is designed to help protect us against a catastrophic claim. Our product liability insurance coverage for the period June 15, 2008 through June 15, 2009 is $350 million, with a $50 million per occurrence deductible or a $100 million deductible if the claims are deemed an integrated occurrence under the policies.

Group purchasing organizations, independent delivery networks and large single accounts, such as the Veterans Administration in the United States, continue to consolidate purchasing decisions for some of our hospital customers. We have contracts in place with many of these organizations. In some circumstances, our inability to obtain a contract with such an organization could adversely affect our efforts to sell our products to that organization's hospitals.

CAUTIONARY STATEMENTS

In this discussion and in other written or oral statements made from time to time, we have included and may include statements that constitute "forward-looking statements" with respect to the financial condition, results of operations, plans, objectives, new products, future performance and business of St. Jude Medical, Inc. and its subsidiaries. Statements preceded by, followed by or that include words such as "may," "will," "expect," "anticipate," "continue," "estimate," "forecast", "project," "believe" or similar expressions are intended to identify some of the forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. These forward-looking statements involve risks and uncertainties. By identifying these statements for you in this manner, we are alerting you to the possibility that actual results may differ, possibly materially, from the results indicated by these forward-looking statements. We undertake no obligation to update any forward-looking statements. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the risks and uncertainties discussed in the previous section entitled *Off-Balance Sheet Arrangements and Contractual Obligations, Market Risk and Competition and Other Considerations* and in Part I, Item 1A, Risk Factors of our Annual Report on Form 10-K as well as the various factors described below. Since it is not possible to foresee all such factors, you should not consider these factors to be a complete list of all risks or uncertainties. We believe the most significant factors that could affect our future operations and results are set forth in the list below.

1. Any legislative or administrative reform to the U.S. Medicare or Medicaid systems or international reimbursement systems that significantly reduces reimbursement for procedures using our medical devices or denies coverage for such procedures, as well as adverse decisions relating to our products by administrators of such systems on coverage or reimbursement issues.
2. Assertion, acquisition or grant of key patents by or to others that have the effect of excluding us from market segments or requiring us to pay royalties.
3. Economic factors, including inflation, contraction in capital markets, changes in interest rates, and changes in foreign currency exchange rates.
4. Product introductions by competitors that have advanced technology, better features or lower pricing.
5. Price increases by suppliers of key components, some of which are sole-sourced.
6. A reduction in the number of procedures using our devices caused by cost-containment pressures or the development of or preferences for alternative therapies.
7. Safety, performance or efficacy concerns about our products, many of which are expected to be implanted for many years, leading to recalls and/or advisories with the attendant expenses and declining sales.
8. Declining industry-wide sales caused by product recalls or advisories by our competitors that result in loss of physician and/or patient confidence in the safety, performance or efficacy of sophisticated medical devices in general and/or the types of medical devices recalled in particular.
9. Changes in laws, regulations or administrative practices affecting government regulation of our products, such as FDA laws and regulations that increase the time and/or expense of obtaining approval for products or impose additional burdens on the manufacture and sale of medical devices.
10. Regulatory actions arising from concern over Bovine Spongiform Encephalopathy, sometimes referred to as "mad cow disease," that have the effect of limiting our ability to market products using bovine collagen, such as Angio-Seal™, or products using bovine pericardial material, such as our Bicor® and Epic™ tissue heart valves, or that impose added costs on the procurement of bovine collagen or bovine pericardial material.
11. Difficulties obtaining, or the inability to obtain, appropriate levels of product liability insurance or the refusal of our insurance carriers to pay for losses we incur.
12. The ability of our Silzone® product liability insurers to meet their obligations to us.
13. Severe weather or other natural disasters that cause damage to the facilities of our critical suppliers or one or more of our facilities, such as an earthquake affecting our facilities in California or a hurricane affecting our facilities in Puerto Rico.
14. Healthcare industry consolidation leading to demands for price concessions and/or limitations on, or the elimination of, our ability to sell in significant market segments.
15. Adverse developments in investigations and governmental proceedings, including the investigation of business practices in the cardiac rhythm management industry by the U.S. Attorney's Office in Boston.
16. Adverse developments in litigation, including product liability litigation, patent or other intellectual property litigation or shareholder litigation.
17. Inability to successfully integrate the businesses that we have acquired in recent years and that we plan to acquire.
18. Failure to successfully complete clinical trials for new indications for our products and/or failure to successfully develop markets for such new indications.
19. Changes in accounting rules that adversely affect the characterization of our results of operations, financial position or cash flows.
20. The disruptions in the financial markets and the economic downturn that adversely impact the availability and cost of credit and customer purchasing and payment patterns.

Management's Report on the Financial Statements

We are responsible for the preparation, integrity and objectivity of the accompanying financial statements. The financial statements were prepared in accordance with accounting principles generally accepted in the United States and include amounts which reflect management's best estimates based on its informed judgment and consideration given to materiality. We are also responsible for the accuracy of the related data in the annual report and its consistency with the financial statements.

Audit Committee Oversight

The adequacy of our internal accounting controls, the accounting principles employed in our financial reporting and the scope of independent and internal audits are reviewed by the Audit Committee of the Board of Directors, consisting solely of independent directors. The independent registered public accounting firm meets with, and has confidential access to, the Audit Committee to discuss the results of its audit work.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of the Company's management, including the CEO and the CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the CEO and CFO concluded that our internal control over financial reporting was effective as of January 3, 2009. Ernst & Young LLP, our independent registered public accounting firm, has also audited the effectiveness of the Company's internal controls over financial reporting as of January 3, 2009 as stated in their report which is included herein.



Daniel J. Starks
Chairman, President and Chief Executive Officer



John C. Heinmiller
Executive Vice President and Chief Financial Officer

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ST. JUDE MEDICAL, INC.

We have audited St. Jude Medical, Inc.'s internal control over financial reporting as of January 3, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). St. Jude Medical, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying report of management entitled Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on St. Jude Medical, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, St. Jude Medical, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 3, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of St. Jude Medical, Inc. and subsidiaries as of January 3, 2009 and December 29, 2007, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 3, 2009, and our report dated February 26, 2009, expressed an unqualified opinion thereon.


Ernst + Young LLP

Minneapolis, Minnesota
February 26, 2009

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ST. JUDE MEDICAL, INC.

We have audited the accompanying consolidated balance sheets of St. Jude Medical, Inc. and subsidiaries as of January 3, 2009 and December 29, 2007, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 3, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of St. Jude Medical, Inc. and subsidiaries at January 3, 2009 and December 29, 2007, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 3, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), St. Jude Medical Inc.'s internal control over financial reporting as of January 3, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2009, expressed an unqualified opinion thereon.

Ernst & Young LLP

Minneapolis, Minnesota
February 26, 2009

42 CONSOLIDATED STATEMENTS OF EARNINGS (in thousands, except per share amounts)

Fiscal Year Ended	January 3, 2009	December 29, 2007	December 30, 2006
Net sales	**$4,363,251**	$3,779,277	$3,302,447
Cost of sales:			
Cost of sales before special charges	**1,105,938**	1,003,302	898,405
Special charges	**64,603**	38,292	15,108
Total cost of sales	**1,170,541**	1,041,594	913,513
Gross profit	**3,192,710**	2,737,683	2,388,934
Selling, general and administrative expense	**1,636,526**	1,382,466	1,195,030
Research and development expense	**531,799**	476,332	431,102
Purchased in-process research and development charges	**319,354**	–	–
Special charges	**49,984**	85,382	19,719
Operating profit	**655,047**	793,503	743,083
Other income (expense), net	**(24,306)**	(49,198)	(22,442)
Earnings before income taxes	**630,741**	744,305	720,641
Income tax expense	**246,414**	185,267	172,390
Net earnings	**$ 384,327**	$ 559,038	$ 548,251
Net earnings per share:			
Basic	**$ 1.12**	$ 1.63	$ 1.53
Diluted	**$ 1.10**	$ 1.59	$ 1.47
Weighted average shares outstanding:			
Basic	**342,888**	342,103	359,252
Diluted	**349,722**	352,444	372,830

See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS (in thousands, except share amounts) 43

	January 3, 2009	December 29, 2007
ASSETS		
Current Assets		
Cash and cash equivalents	$ 136,443	$ 389,094
Accounts receivable, less allowances for doubtful accounts	1,101,258	1,023,952
Inventories	546,499	457,734
Deferred income taxes, net	137,042	110,710
Other	158,821	146,693
Total current assets	2,080,063	2,128,183
Property, Plant and Equipment		
Land, buildings and improvements	386,519	300,360
Machinery and equipment	918,254	760,061
Diagnostic equipment	371,206	338,983
Property, plant and equipment at cost	1,675,979	1,399,404
Less accumulated depreciation	(695,803)	(622,609)
Net property, plant and equipment	980,176	776,795
Other Assets		
Goodwill	1,984,566	1,657,313
Other intangible assets, net	493,535	498,700
Other	184,164	268,413
Total other assets	2,662,265	2,424,426
Total Assets	$5,722,504	$5,329,404
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Current portion of long-term debt	$ 75,518	$1,205,498
Accounts payable	238,310	188,210
Income taxes payable	17,608	16,458
Accrued expenses		
Employee compensation and related benefits	297,287	261,833
Other	399,801	177,230
Total current liabilities	1,028,524	1,849,229
Long-term debt	1,126,084	182,493
Deferred income taxes, net	112,231	107,011
Other liabilities	219,759	262,661
Total liabilities	2,486,598	2,401,394
Commitments and Contingencies (Notes 2 and 5)	–	–
Shareholders' Equity		
Preferred stock	–	–
Common stock (345,332,272 and 342,846,963 shares issued and outstanding at January 3, 2009 and December 29, 2007, respectively)	34,533	34,285
Additional paid-in capital	219,041	193,662
Retained earnings	2,977,630	2,600,905
Accumulated other comprehensive income (loss):		
Cumulative translation adjustment	(1,023)	86,754
Unrealized gain on available-for-sale securities	6,136	12,404
Unrealized loss on derivative financial instruments	(411)	–
Total shareholders' equity	3,235,906	2,928,010
Total Liabilities and Shareholders' Equity	$5,722,504	$5,329,404

See notes to the consolidated financial statements.

44 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands, except share amounts)

	Common Stock		Additional			Accumulated Other	Total
	Number of Shares	Amount	Paid-In Capital	Unearned Compensation	Retained Earnings	Comprehensive Income (Loss)	Shareholders' Equity
Balance at December 31, 2005	367,904,418	$ 36,790	$ 514,360	$(5,641)	$2,345,311	$ (7,775)	$ 2,883,045
Comprehensive income:							
Net earnings					548,251		548,251
Other comprehensive income:							
Unrealized gain on investments, net of taxes of $929						1,630	1,630
Foreign currency translation adjustment, net of taxes of $(2,179)						52,474	52,474
Other comprehensive income							54,104
Comprehensive income							602,355
Repurchases of common stock	(18,579,390)	(1,858)	(591,672)		(106,470)		(700,000)
Stock-based compensation			70,402				70,402
Reclassification upon adoption of SFAS 123(R)			(5,641)	5,641			–
Common stock issued under stock plans and other, net	4,606,972	461	76,901				77,362
Tax benefit from stock plans			35,823				35,823
Balance at December 30, 2006	353,932,000	35,393	100,173	–	2,787,092	46,329	2,968,987
Comprehensive income:							
Net earnings					559,038		559,038
Other comprehensive income (loss):							
Unrealized loss on investments, net of taxes of $(3,343)						(5,766)	(5,766)
Reclassification of realized gain to net earnings, net of taxes of $3,013						(4,916)	(4,916)
Foreign currency translation adjustment, net of taxes of $(4,227)						63,511	63,511
Other comprehensive income							52,829
Comprehensive income							611,867
Repurchases of common stock	(23,619,400)	(2,361)	(243,739)		(753,767)		(999,867)
Stock-based compensation			54,540				54,540
Common stock issued under stock plans and other, net	12,534,363	1,253	185,564				186,817
Tax benefit from stock plans			125,234				125,234
Cumulative effect adjustment to retained earnings related to the adoption of FIN 48					8,542		8,542
Purchase of call options, net of taxes of $(37,890)			(63,150)				(63,150)
Proceeds from the sale of warrants			35,040				35,040
Balance at December 29, 2007	342,846,963	34,285	193,662	–	2,600,905	99,158	2,928,010
Comprehensive income:							
Net earnings					**384,327**		**384,327**
Other comprehensive loss:							
Unrealized loss on available-for-sale securities, net of taxes of $(3,696)						**(6,268)**	**(6,268)**
Unrealized loss on derivative financial instruments, net of taxes of $(247)						**(411)**	**(411)**
Foreign currency translation adjustment, net of taxes of $(4,281)						**(87,777)**	**(87,777)**
Other comprehensive loss							**(94,456)**
Comprehensive income							**289,871**
Repurchases of common stock	**(6,763,888)**	**(674)**	**(291,724)**		**(7,602)**		**(300,000)**
Stock-based compensation			**52,935**				**52,935**
Common stock issued under stock plans and other, net	**8,319,532**	**832**	**165,182**				**166,014**
Common stock issued in connection with acquisition	**902,665**	**90**	**36,621**				**36,711**
Tax benefit from stock plans			**62,365**				**62,365**
Balance at January 3, 2009	**345,332,272**	**$34,533**	**$ 219,041**	**$ –**	**$2,977,630**	**$ 4,702**	**$3,235,906**

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands) 45

Fiscal Year Ended	January 3, 2009	December 29, 2007	December 30, 2006
Operating Activities			
Net earnings	**$ 384,327**	$ 559,038	$ 548,251
Adjustments to reconcile net earnings to net cash from operating activities:			
Depreciation	**132,308**	121,688	94,002
Amortization	**70,120**	75,977	72,810
Gain on sale of investment	**–**	(7,929)	–
Stock-based compensation	**52,935**	54,540	70,402
Excess tax benefits from stock-based compensation	**(48,995)**	(97,921)	(28,577)
Investment impairment charges	**12,902**	25,094	–
Purchased in-process research and development charges	**319,354**	–	–
Special charges	**114,587**	88,674	34,827
Deferred income taxes	**(31,698)**	(6,229)	(10,927)
Changes in operating assets and liabilities, net of business acquisitions:			
Accounts receivable	**(92,301)**	(91,964)	(54,945)
Inventories	**(87,533)**	(13,660)	(77,444)
Other current assets	**(20,032)**	(5,301)	(18,329)
Accounts payable and accrued expenses	**55,418**	20,815	(29,175)
Income taxes payable	**84,200**	142,747	47,916
Net cash provided by operating activities	**945,592**	865,569	648,811
Investing Activities			
Purchases of property, plant and equipment	**(343,912)**	(287,157)	(267,896)
Proceeds from the sale of investments	**–**	12,929	–
Business acquisition payments, net of cash acquired	**(490,027)**	(12,238)	(38,797)
Other investing activities, net	**(37,134)**	(19,849)	(18,946)
Net cash used in investing activities	**(871,073)**	(306,315)	(325,639)
Financing Activities			
Proceeds from exercise of stock options and stock issued	**166,014**	186,817	77,362
Excess tax benefits from stock-based compensation	**48,995**	97,921	28,577
Common stock repurchased, including related costs	**(300,000)**	(999,867)	(700,000)
Borrowings under debt facilities	**967,622**	8,045,869	4,949,101
Payments under debt facilities	**–**	(8,724,224)	(4,486,779)
Issuance (repayment) of convertible debentures	**(1,205,124)**	1,200,000	(654,502)
Purchase of call options	**–**	(101,040)	–
Proceeds from the sale of warrants	**–**	35,040	–
Net cash used in financing activities	**(322,493)**	(259,484)	(786,241)
Effect of currency exchange rate changes on cash and cash equivalents	**(4,677)**	9,436	8,389
Net increase (decrease) in cash and cash equivalents	**(252,651)**	309,206	(454,680)
Cash and cash equivalents at beginning of year	**389,094**	79,888	534,568
Cash and cash equivalents at end of year	**$ 136,443**	$ 389,094	$ 79,888
Supplemental Cash Flow Information			
Cash paid during the year for:			
Interest	**$ 21,712**	$ 32,686	$ 39,746
Income taxes	**$ 211,860**	$ 100,599	$ 140,799
Noncash investing activities:			
Issuance of stock in connection with EP MedSystems, Inc. acquisition	**$ 36,711**	$ –	$ –

See notes to the consolidated financial statements.

note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Overview: St. Jude Medical, Inc., together with its subsidiaries (St. Jude Medical or the Company) develops, manufactures and distributes cardiovascular medical devices for the global cardiac rhythm management, cardiology, cardiac surgery and atrial fibrillation therapy areas and implantable neurostimulation devices for the management of chronic pain. The Company's four operating segments are Cardiac Rhythm Management (CRM), Cardiovascular (CV), Atrial Fibrillation (AF) and Neuromodulation (Neuro). At the beginning of its 2007 fiscal year, the Company combined its former Cardiac Surgery and Cardiology operating segments to form the CV operating segment which focuses on both the cardiology and cardiac surgery therapy areas. The Company's principal products in each operating segment are as follows: CRM — tachycardia implantable cardioverter defibrillator systems (ICDs) and bradycardia pacemaker systems (pacemakers); CV — vascular closure devices, heart valve replacement and repair products and pressure measurement guidewires; AF — electrophysiology (EP) introducers and catheters, advanced cardiac mapping, navigation and recording systems and ablation systems; and Neuro — neurostimulation devices. The Company markets and sells its products primarily through a direct sales force. The principal geographic markets for the Company's products are the United States, Europe, Japan and Asia Pacific.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year: The Company utilizes a 52/53-week fiscal year ending on the Saturday nearest December 31st. Fiscal year 2008 consisted of 53 weeks and ended on January 3, 2009, and fiscal years 2007 and 2006 consisted of 52 weeks and ended on December 29, 2007 and December 30, 2006, respectively. The additional week in fiscal year 2008 has been reflected in the Company's fourth quarter.

Use of Estimates: Preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents: The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value. The Company's cash equivalents include bank certificates of deposit, money market funds and instruments and commercial paper investments. The Company performs periodic evaluations of the relative credit standing of the financial institutions and issuers of its cash equivalents and limits the amount of credit exposure with any one issuer.

Marketable securities: Marketable securities consist of publicly-traded equity securities that are classified as available-for-sale securities and investments in mutual funds that are classified as trading securities. On the balance sheet, available-for-sale securities and trading securities are classified as other current assets and other assets, respectively.

Available-for-sale securities are recorded at fair value based upon quoted market prices. Unrealized gains and losses, net of related incomes taxes, are recorded in accumulated other comprehensive income in shareholders' equity. The following table summarizes the components of the balance of the Company's available-for-sale securities (in thousands):

	January 3, 2009	December 29, 2007
Adjusted cost	**$12,187**	$11,920
Gross unrealized gains	**9,944**	20,553
Gross unrealized losses	**(66)**	(54)
Fair value	**$22,065**	$32,419

Realized gains (losses) from the sale of available-for-sale securities are recorded to other income (expense) and are computed using the specific identification method. Upon the sale of an available-for-sale security, the unrealized gain (loss) is reclassified out of other accumulated comprehensive income and reflected as a realized gain (loss) in net earnings. In 2007, the Company sold an available-for-sale security, recognizing a realized after-tax gain of $4.9 million. The total pre-tax gain of $7.9 million was recognized as other income (see Note 9). There were no realized gains (losses) from the sale of available-for-sale securities in 2008 or 2006. When the fair value of an available-for-sale security falls below its original cost and the Company determines that the corresponding unrealized loss is other-than-temporary, the Company recognizes an impairment loss to net earnings in the period the determination is made. In 2008, the Company recognized a pre-tax impairment charge of $0.7 million to other expense (see Note 9) related to a decline in the fair value of an available-for-sale security that was deemed other-than-temporary. No available-for-sale security impairment losses were recognized during fiscal years 2007 or 2006.

The Company's investments in mutual funds are recorded at fair market value based upon quoted market prices and are held in a rabbi trust, which is not available for general corporate purposes and is subject to creditor claims in the event of insolvency. These investments are specifically designated as available to the Company solely for the purpose of paying benefits under the Company's deferred compensation plan (see Note 11). The fair value of these investments totaled approximately $108 million at January 3, 2009 and approximately $139 million at December 29, 2007.

Accounts Receivable: The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. The allowance for doubtful accounts was $29.0 million at January 3, 2009 and $26.7 million at December 29, 2007.

Inventories: Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method. Inventories consisted of the following (in thousands):

	January 3, 2009	December 29, 2007
Finished goods	**$398,452**	$338,195
Work in process	**39,143**	32,889
Raw materials	**108,904**	86,650
	$546,499	$457,734

Property, Plant and Equipment: Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives, ranging from 15 to 39 years for buildings and improvements, three to seven years for machinery and equipment and three to five years for diagnostic equipment. Diagnostic equipment primarily consists of programmers that are used by physicians and healthcare professionals to program and analyze data from ICDs and pacemakers. The estimated useful lives of this equipment are based on anticipated usage by physicians and healthcare professionals and the timing and impact of expected new technology platforms and rollouts by the Company. To the extent the Company experiences changes in the usage of this equipment or introductions of new technologies to the market, the estimated useful lives of this equipment may change in a future period. Diagnostic equipment had a net carrying value of $205.3 million and $189.5 million at January 3, 2009 and December 29, 2007, respectively. Property, plant and equipment are depreciated using accelerated methods for income tax purposes.

Goodwill and Other Intangible Assets: Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangible assets consist of purchased technology and patents, customer lists and relationships, trademarks and tradenames, licenses and distribution agreements, which are amortized on a straight-line basis using lives ranging from 3 to 20 years.

Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142), requires that goodwill for each reporting unit be reviewed for impairment at least annually. The Company has four reporting units at January 3, 2009, consisting of its four operating segments (see Note 13). The Company tests goodwill for impairment using the two-step process prescribed in SFAS No. 142. In the first step, the Company compares the fair value of each reporting unit, as computed primarily by present value cash flow calculations, to its book carrying value, including goodwill. If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the Company would complete step 2 in order to measure the impairment loss. In step 2, the Company calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in step 1). If the implied fair value of goodwill is less than the carrying value of goodwill, the Company would recognize an impairment loss equal to the difference. During the fourth quarters of 2008, 2007 and 2006, the Company completed its annual goodwill impairment review and identified no impairment associated with the carrying values of goodwill.

The Company also reviews other intangible assets for impairment at least annually to determine if any adverse conditions exist that would indicate impairment. If the carrying value of other intangible assets exceeds the undiscounted cash flows, the carrying value is written down to fair value in the period identified. In assessing fair value, the Company generally utilizes present value cash flow calculations using an appropriate risk-adjusted discount rate. In 2008, the Company recorded a $37.0 million impairment charge to write down purchased technology intangible assets associated with its 2005 Velocimed LLC (Velocimed) acquisition and a $1.7 million impairment charge to write off Advanced Neuromodulation Systems, Inc. (ANS) tradename intangible assets. In 2007, the Company recorded a $23.7 million impairment charge to write down intangible assets associated with a distribution agreement. Refer to Note 8 for further detail regarding these impairment charges.

Product Warranties: The Company offers a warranty on various products; the most significant of which relate to pacemaker and ICD systems. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company's product warranty liability during fiscal years 2008 and 2007 were as follows (in thousands):

	2008	2007
Balance at beginning of year	**$16,691**	$12,835
Warranty expense recognized	**1,515**	6,412
Warranty credits issued	**(2,482)**	(2,556)
Balance at end of year	**$15,724**	$16,691

Litigation: The Company accrues a liability for costs related to claims, including future legal costs, settlements and judgments where it has assessed that a loss is probable and an amount can be reasonably estimated. The Company records a receivable from its product liability insurance carriers for amounts expected to be recovered.

Revenue Recognition: The Company sells its products to hospitals primarily through a direct sales force. In certain international markets, the Company sells its products through independent distributors. The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery of goods occurs through the transfer of title and risks and rewards of ownership, the selling price is fixed or determinable and collectability is reasonably assured. A portion of the Company's inventory is held by field sales representatives or consigned at hospitals. Revenue is recognized at the time the Company is notified that the inventory has been implanted or used by the customer. For products that are not consigned, revenue recognition occurs upon shipment to the hospital or, in the case of distributors, when title transfers under the contract. The Company offers sales rebates and discounts to certain customers. The Company records such rebates and discounts as a reduction of net sales in the same period revenue is recognized. The Company estimates rebates based on sales terms and historical experience.

Research and Development: Research and development costs are expensed as incurred.

Purchased In-Process Research and Development (IPR&D): When the Company acquires another entity, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets, tangible assets and goodwill. Determining the portion of the purchase price allocated to IPR&D requires the Company to make significant estimates.

The Company's policy defines IPR&D as the value assigned to those projects for which the related products have not yet reached technological feasibility and have no future alternative use. The primary basis for determining the technological feasibility of these projects is obtaining regulatory approval to market the underlying products in an applicable geographic region. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations* (SFAS No. 141), the value attributed to those projects is expensed in conjunction with the acquisition. The Company recorded IPR&D charges of $319.4 million in 2008. Any IPR&D acquired in a business acquisition in fiscal year 2009 and future periods will be subject to SFAS No. 141 (revised 2007), *Business Combinations* (SFAS No. 141(R)). Under these new accounting requirements, the fair value of IPR&D will be capitalized as indefinite-lived intangible assets until completion of the IPR&D project or abandonment. Upon completion of the development (generally when regulatory approval to market the product is obtained), acquired IPR&D assets would be amortized over their useful life. If the IPR&D projects are abandoned, the related IPR&D assets would likely be impaired and written down to their remaining fair value, if any. See the New Accounting Pronouncements section that follows for details on the adoption and new accounting provisions of SFAS No. 141(R).

The Company uses the income approach to establish the fair value of IPR&D as of the acquisition date. This approach establishes fair value by estimating the after-tax cash flows attributable to a project over its useful life and then discounting these after-tax cash flows back to a present value. The Company bases its revenue assumptions on estimates of relevant market sizes, expected market growth, and trends in technology as well as anticipated product introductions by competitors. In arriving at the value of the projects, the Company considers, among other factors, the stage of completion, the complexity of the work completed, the costs incurred, the projected cost of completion, the contribution of core technologies and other acquired assets, the expected introduction date and the estimated useful life of the technology. The discount rate used is determined at the time of acquisition and includes consideration of the assessed risk of the project not being developed to commercial feasibility. The Company believes that the IPR&D amounts recorded represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects.

Stock-Based Compensation: Effective January 1, 2006, the Company adopted the provisions of, and accounts for stock-based compensation in accordance with, SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS No. 123(R)). The Company elected the modified-prospective method of adopting SFAS No. 123(R), under which prior periods are not retroactively revised. Under the fair value recognition provisions of SFAS No. 123(R), the Company measures stock-based compensation cost at the grant date based on the fair value of the award and recognizes the compensation expense over the requisite service period, which is the vesting period. For the Company, the valuation provisions of SFAS No. 123(R) apply to awards granted after the January 1, 2006 effective date. Stock-based compensation expense for awards granted prior to the effective date but that remain unvested on the effective date is being recognized over the remaining service period using the compensation cost estimated for the SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123) pro forma disclosures.

Prior to adopting SFAS No. 123(R) on January 1, 2006, the Company used a graded attribution method, as described in Financial Accounting Standards Board (FASB) Interpretation No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans*, to recognize its pro forma stock-based compensation expense. Unrecognized stock-based compensation expense for awards granted prior to the adoption of SFAS No. 123(R) is recognized under the graded attribution method. Stock-based compensation expense for awards granted after the adoption of SFAS No. 123(R) is recognized under a straight-line attribution method.

The amount of stock-based compensation expense recognized during a period is based on the portion of the awards that are ultimately expected to vest. The Company estimates pre-vesting option forfeitures at the time of grant by analyzing historical data and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the total expense recognized over the vesting period will only be for those awards that vest. The Company's awards are not eligible to vest early in the event of retirement, however, the majority of the Company's awards vest early in the event of a change in control.

As a result of the adoption of SFAS No. 123(R), the Company's earnings before income taxes for fiscal years 2008, 2007 and 2006 were reduced by $52.9 million, $54.5 million and $70.4 million, respectively, and the Company's net earnings for the same periods were reduced by $37.8 million, $38.4 million and $49.4 million, respectively. Basic net earnings per share for fiscal years 2008, 2007 and 2006 were reduced by $0.11, $0.11 and $0.14, respectively, and the Company's diluted net earnings per share for the same periods were reduced by $0.11, $0.11 and $0.13, respectively.

The adoption of SFAS No. 123(R) also had a material impact on the Company's presentation of its consolidated statement of cash flows. Prior to the adoption of SFAS No. 123(R), stock option exercise tax benefits in excess of tax benefits from recognized stock-based compensation expense were reported as operating cash flows. Under SFAS No. 123(R), such excess tax benefits are reported as financing cash flows. Although total cash flows under SFAS No. 123(R) remain unchanged from what would have been reported under prior accounting standards, net operating cash flows are reduced and net financing cash flows are increased due to the adoption of SFAS No. 123(R). For fiscal years 2008, 2007 and 2006, there were excess tax benefits of $49.0 million, $97.9 million and $28.6 million, respectively, which were required to be classified as operating cash outflows and financing cash inflows.

Net Earnings Per Share: Basic net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares during the period, exclusive of restricted shares. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and dilutive securities.

The following table sets forth the computation of basic and diluted net earnings per share for fiscal years 2008, 2007 and 2006 (in thousands, except per share amounts):

	2008	2007	2006
Numerator:			
Net earnings	**$384,327**	$559,038	$548,251
Denominator:			
Basic-weighted average shares outstanding	**342,888**	342,103	359,252
Effect of dilutive securities:			
Employee stock options	**6,765**	10,249	13,481
Restricted stock	**69**	92	97
Diluted-weighted average shares outstanding	**349,722**	352,444	372,830
Basic net earnings per share	**$ 1.12**	$ 1.63	$ 1.53
Diluted net earnings per share	**$ 1.10**	$ 1.59	$ 1.47

Approximately 15.0 million, 12.0 million and 13.9 million shares of common stock subject to employee stock options and restricted stock were excluded from the diluted net earnings per share computation because they were not dilutive during fiscal years 2008, 2007 and 2006, respectively.

Diluted weighted average shares outstanding have also not been adjusted for the warrants the Company sold in April 2007. The potentially dilutive common shares to be issued under the warrants would only be included in diluted weighted average shares outstanding if the Company's average stock price was greater than the warrant exercise price of $60.73. The dilutive impact would be equal to the number of shares needed to satisfy the intrinsic value of the warrants, assuming exercise.

Foreign Currency Translation: Sales and expenses denominated in foreign currencies are translated at average exchange rates in effect throughout the year. Assets and liabilities of foreign operations are translated at period-end exchange rates. Gains and losses from translation of net assets of foreign operations, net of related income taxes, are recorded in accumulated other comprehensive income. Foreign currency transaction gains and losses are included in other income (expense).

Derivative Financial Instruments: The Company follows the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), as amended, in accounting for derivative instruments and hedging activities.

SFAS No. 133 requires all derivative financial instruments to be recognized on the balance sheet at fair value. Changes in the fair value of derivatives are recognized in net earnings or other comprehensive income depending on whether the derivative is designated as part of a qualifying hedging transaction under SFAS No. 133.

The Company uses forward exchange contracts to manage foreign currency exposures related to intercompany receivables and payables arising from intercompany purchases of manufactured products. These forward contracts are not designated as hedges and therefore, the changes in the fair values of these derivatives are recognized in net earnings and classified in other income (expense). The gains and losses on these contracts largely offset the losses or gains on the foreign currency exposures being managed. The amount of forward exchange contracts outstanding at January 3, 2009 and the related fair value was not material.

In 2008, the Company entered into an interest rate swap contract to convert the $400.0 million of variable-rate borrowings under the Company's long-term committed credit facility into fixed-rate borrowings. The Company designated this interest rate swap as a cash flow hedge under SFAS No. 133. At January 3, 2009, the Company recognized an unrealized after-tax loss of $0.4 million in other comprehensive income to recognize the fair value of this interest rate swap. Payments made or received under this interest rate swap contract are recorded to interest expense. The related net payments made in 2008 were not material.

New Accounting Pronouncements: The Company adopted the required provisions of SFAS No. 157, *Fair Value Measurements* (SFAS No. 157) at the beginning of fiscal year 2008 (see Note 12), resulting in no impact to the Company's consolidated financial statements. SFAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value and expands disclosures about fair-value measurements. In general, SFAS No. 157 applies to fair value measurements that are already required or permitted by other accounting standards and is expected to increase the consistency of those measurements. SFAS No. 157, as issued, was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position (FSP) SFAS No. 157-2, *Effective Date of FASB Statement No. 157* (FSP SFAS No. 157-2) which deferred the effective date of SFAS No. 157 for one year for certain nonfinancial assets and nonfinancial liabilities. The Company adopted the remaining provisions of SFAS No. 157 at the beginning of fiscal year 2009, which did not result in a material impact to the Company's financial statements.

In December 2007, the FASB issued SFAS No. 141(R), which amends SFAS No. 141 and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any noncontrolling interest in the acquiree. Some of the revised guidance of SFAS No. 141(R) includes initial capitalization of acquired IPR&D, expensing transaction costs, expensing acquired restructuring costs and recording contingent consideration payments at fair value with subsequent adjustments recorded to net earnings. It also provides expanded disclosure requirements to enable users of the financial statements to evaluate the nature and financial statement effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008 and will be applied prospectively to business combinations that are consummated after adoption of SFAS No. 141(R). The Company adopted SFAS No. 141(R) at the beginning of fiscal year 2009, and any acquisitions made by the Company in 2009 and future periods will be subject to this new accounting guidance.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS No. 161). SFAS No. 161 expands disclosures about derivative instruments and hedging activities to provide a better understanding of a company's use of derivatives and their effect on the financial statements. SFAS No. 161 is effective for fiscal years beginning on or after December 15, 2008. The Company's adoption of this standard at the beginning of fiscal year 2009 did not result in a material impact to the Company's consolidated financial statements.

In May 2008, the FASB issued FSP Accounting Principles Board (APB) Opinion No. 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* (FSP APB No. 14-1). The FSP requires the proceeds from the issuance of such convertible debt instruments to be allocated between a liability and an equity component in a manner that reflects the entity's nonconvertible debt borrowing rate when interest expense is recognized in subsequent periods. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. FSP APB No. 14-1 is effective in fiscal years beginning after December 15, 2008 and requires retrospective application to all prior periods presented. The Company's 2009 adoption will require historical financial statements for fiscal year 2005 through fiscal year 2008 to be adjusted to conform to the FSP's new accounting treatment for both the 1.22% Convertible Senior Debentures due 2008 (1.22% Convertible Debentures) and 2.80% Convertible Senior Debentures due 2035 (2.80% Convertible Debentures), which were issued in April 2007 and December 2005, respectively (see Note 4). The retrospective application of this new accounting treatment will primarily result in a non-cash increase to interest expense reported in the Company's historical financial statements. The Company currently estimates the retrospective annual increase to its 2008, 2007 and 2006 interest expense to be approximately $50 million, $34 million and $15 million, respectively. The exact impact on the Company's historical financial statements will be reflected in the comparative financial information that will be included in the Company's fiscal year 2009 financial statements.

note 2 ACQUISITIONS

The results of operations of businesses acquired have been included in the Company's consolidated results of operations since the dates of acquisition. Pro forma results of operations have not been presented for these acquisitions since the effects of these business acquisitions were not material to the Company either individually or in aggregate.

Fiscal Year 2008

EP MedSystems, Inc.: On July 3, 2008, the Company completed the acquisition of EP MedSystems, Inc. (EP MedSystems) for $95.7 million (consisting of $59.0 million in net cash consideration and direct acquisition costs and 0.9 million shares of St. Jude Medical common stock). EP MedSystems had been publicly traded on the NASDAQ Capital Market under the ticker symbol EPMD. EP MedSystems is based in West Berlin, New Jersey and develops, manufactures and markets medical devices for the electrophysiology market which are used for visualization, diagnosis and treatment of heart rhythm disorders. The Company acquired EP MedSystems to strengthen its portfolio of products used to treat heart rhythm disorders.

The goodwill recorded as a result of the EP MedSystems acquisition is not deductible for income tax purposes and was allocated entirely to the Company's Atrial Fibrillation operating segment. The goodwill represents the strategic benefits of growing our Atrial Fibrillation product portfolio and the expected revenue growth from increased market penetration from future product and customers. In connection with the acquisition of EP MedSystems, the Company recorded $17.0 million of developed and core technology intangible assets that have estimated useful lives of 7 to 10 years and $3.3 million of customer relationship intangible assets that have estimated useful lives of 7 to 10 years. The aggregate EP MedSystems purchase price was allocated on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.

Radi Medical Systems AB: On December 19, 2008, the Company completed the acquisition of Radi Medical Systems AB (Radi Medical Systems) for $248.9 million in net cash consideration, including direct acquisition costs. Radi Medical Systems is based in Uppsala, Sweden and develops, manufactures and markets products that provide precise measurements of intravascular pressure during a cardiovascular procedure and compression systems that arrest bleeding of the femoral and radial arteries following an intravascular medical device procedure. The Company acquired Radi Medical Systems to accelerate its cardiovascular growth platform in these two segments of the cardiovascular medical device market in which the Company previously had not participated.

The goodwill recognized as a result of the Radi Medical Systems acquisition is not deductible for income tax purposes and was allocated entirely to the Company's Cardiovascular operating segment. The goodwill represents the strategic benefits of growing our Cardiovascular product portfolio and the expected revenue growth from increased market penetration from future products and customers. In connection with the acquisition of Radi Medical Systems, the Company recorded $46.0 million of developed and core technology intangible assets that have estimated useful lives of 8 to 10 years. The aggregate Radi Medical Systems purchase price was allocated on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.

MediGuide, Inc.: On December 22, 2008, the Company completed the acquisition of MediGuide, Inc. (MediGuide) for $285.2 million in net consideration, which includes future estimated cash consideration payments of approximately $145 million and direct acquisition costs. The additional cash consideration payments consist of an estimated $111 million payment in November 2009 and an estimated $34 million payment in April 2010, which is being held as security for potential indemnification obligations of MediGuide. MediGuide was a development-stage company based in Haifa, Israel and has been focused on developing a Medical Positioning System (gMPS™) technology that provides localization and tracking capability for interventional medical devices. As MediGuide was a development-stage company, the excess of the purchase price over the fair value of the net assets acquired was allocated to IPR&D, the principal asset acquired.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as a result of the significant acquisitions made by the Company in fiscal year 2008 (in thousands):

	EP MedSystems	Radi Medical Systems	MediGuide	Total
Current assets	$ 8,506	$ 21,224	$ 132	$ 29,862
Goodwill	69,719	219,428	–	289,147
Other intangible assets	20,250	46,000	–	66,250
IPR&D	–	–	306,202	306,202
Deferred income taxes, net	17,213	–	–	17,213
Other long-term assets	1,101	6,629	408	8,138
Total assets acquired	$116,789	$293,281	$306,742	$716,812
Current liabilities	$ 21,084	$ 31,405	$ 21,580	$ 74,069
Deferred income taxes, net	–	12,930	–	12,930
Net assets acquired	$ 95,705	$248,946	$285,162	$629,813
Cash paid, net of cash acquired	$ 58,994	$248,946	$140,104	$448,044
Non-cash (SJM shares at fair value)	36,711	–	–	36,711
Future cash consideration	–	–	145,058	145,058
Net assets acquired	$ 95,705	$248,946	$285,162	$629,813

The Company also completed other acquisitions during 2008. On August 7, 2008, the Company's CV's segment acquired Datascope Corporation's (Datascope) vascular closure business and collagen operations for $21.8 million in cash consideration and direct acquisition costs. The Company is holding an additional $3.0 million as security for potential indemnification obligations of Datascope, which may become payable under the applicable asset purchase agreement entered into between Datascope and the Company. This holdback amount, less any amounts offset against it, will be paid to Datascope 18 months following the closing date of the transaction. During 2008, the Company made other acquisitions, primarily acquiring businesses involved in the distribution of the Company's products for aggregate cash consideration of $20.2 million, which was recorded within other intangible assets.

Fiscal Year 2007

During 2007, the Company acquired businesses involved in the distribution of the Company's products for aggregate cash consideration of $12.2 million, which was recorded within other intangible assets.

Fiscal Year 2006

Advanced Neuromodulation Systems, Inc.: During 2006, the Company finalized the purchase price allocation relating to the acquisition of ANS. The impacts of finalizing the purchase price allocation, individually and in the aggregate, were not material. Overall, the Company recorded a $2.9 million net increase to goodwill upon finalization of the purchase accounting.

During 2006, the Company also acquired businesses involved in the distribution of the Company's products for aggregate cash consideration of $38.8 million, which was recorded within other intangible assets.

note 3 GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for each of the Company's reportable segments for the fiscal years ended January 3, 2009 and December 29, 2007 were as follows (in thousands):

	CRM/Neuro	CV/AF	Total
Balance at December 30, 2006	$1,189,893	$459,688	$1,649,581
Foreign currency translation	7,079	653	7,732
Balance at December 29, 2007	1,196,972	460,341	1,657,313
Foreign currency translation	**10,679**	**(641)**	**10,038**
EP MedSystems	–	**69,719**	**69,719**
Radi Medical Systems	–	**219,428**	**219,428**
Other	**3,887**	**24,181**	**28,068**
Balance at January 3, 2009	**$1,211,538**	**$773,028**	**$1,984,566**

The following table provides the gross carrying amount of other intangible assets and related accumulated amortization (in thousands):

	January 3, 2009		December 29, 2007	
	Gross carrying amount	**Accumulated amortization**	Gross carrying amount	Accumulated amortization
Purchased technology and patents	**$494,796**	**$124,749**	$473,430	$102,119
Customer lists and relationships	**166,637**	**63,385**	153,388	51,055
Trademarks and tradenames	**22,651**	**4,789**	23,300	3,236
Licenses, distribution agreements and other	**5,529**	**3,155**	6,749	1,757
	$689,613	**$196,078**	$656,867	$158,167

Amortization expense of other intangible assets was $53.4 million, $53.9 million and $50.1 million for fiscal years 2008, 2007 and 2006, respectively. In 2008, the Company recorded a $37.0 million impairment charge to write down purchased technology intangible assets associated with its 2005 Velocimed acquisition and a $1.7 million impairment charge to write off ANS tradename intangible assets (see Note 8). In 2007, the Company recorded impairment charges of $23.7 million related to acquired intangible assets associated with a terminated distribution agreement (see Note 8). The gross carrying values and related accumulated amortization amounts for these impairment charges were written off in the respective periods.

The following table presents expected future amortization expense for amortizable intangible assets. Actual amounts of amortization expense may differ due to additional intangible assets acquired and foreign currency translation impacts.

Expected future amortization expense for amortizable intangible assets is as follows (in thousands):

	2009	2010	2011	2012	2013	After 2013
Amortization expense	$56,083	$55,892	$55,479	$53,081	$51,806	$221,194

note 4 DEBT

The Company's long-term debt consisted of the following (in thousands):

	January 3, 2009	December 29, 2007
Credit facility borrowings	**$ 500,000**	$ –
Commercial paper borrowings	**19,400**	–
Term loan due 2011	**360,000**	–
1.02% Yen-denominated notes due 2010	**230,088**	182,493
Yen-denominated term loan due 2011	**88,222**	–
1.22% Convertible senior debentures	**–**	1,200,000
2.80% Convertible senior debentures	**374**	5,498
Other	**3,518**	–
Total long-term debt	**1,201,602**	1,387,991
Less: current portion of long-term debt	**75,518**	1,205,498
Long-term debt	**$1,126,084**	$ 182,493

Credit facility borrowings: In December 2006, the Company entered into a 5-year, $1.0 billion committed credit facility that it may draw on for general corporate purposes and to support its commercial paper program. Borrowings under this facility bear interest at the United States Prime Rate (Prime Rate) or United States Dollar London InterBank Offered Rate (LIBOR) plus 0.235%, at the election of the Company. In the event over half of the facility is drawn upon, an additional five basis points is added to the elected Prime Rate or LIBOR rate. Additionally, the interest rate is subject to adjustment in the event of a change in the Company's credit ratings. In October 2008, the Company borrowed $500.0 million under this credit facility to fund the retirement of the Company's 1.22% Convertible Debentures in December 2008. There were no outstanding borrowings under this credit facility during fiscal years 2007 or 2006.

During the first quarter of 2007, the Company borrowed $350.0 million under an interim liquidity facility to finance a portion of common stock repurchases made during the first half of 2007. Borrowings under this liquidity facility bore interest at a weighted average effective interest rate of 5.7%. On April 25, 2007, this facility expired and the Company repaid the related outstanding borrowings using a portion of the proceeds from the issuance of the 1.22% Convertible Debentures.

Commercial paper borrowings: The Company's commercial paper program provides for the issuance of short-term, unsecured commercial paper with maturities up to 270 days. The Company had outstanding commercial paper borrowings of $19.4 million at January 3, 2009 and no outstanding commercial paper borrowings at December 29, 2007. During 2008 and 2007 the Company issued commercial paper at weighted average effective interest rates of 1.0% and 5.4%, respectively. Any future commercial paper borrowings would bear interest at the applicable then-current market rates. The Company classifies all of its commercial paper borrowings as long-term debt as the Company has the ability to repay any short-term maturity with available cash from its existing long-term, committed credit facility.

Term loan due 2011: On December 18, 2008, the Company entered into a 3-year, unsecured term loan totaling $360.0 million, which can be used for general corporate purposes or to refinance certain other outstanding borrowings of the Company. These borrowings bear interest at LIBOR plus 2.0%, although the Company may elect the Prime Rate plus 1.0%. The interest rates are subject to adjustment in the event of a change in the Company's credit ratings. The Company is required to make quarterly principal payments in the amount of 5% of the original outstanding borrowings. The Company had the option to make additional borrowings under this term loan, and in January 2009, the Company elected to borrow an additional $180.0 million resulting in total borrowings of $540.0 million under this 3-year term loan.

1.02% Yen-denominated notes due 2010: In May 2003, the Company issued 7-year, 1.02% unsecured notes totaling 20.9 billion Yen (the equivalent of $230.1 million at January 3, 2009 and $182.5 million at December 29, 2007). Interest payments are required on a semi-annual basis and the entire principal balance is due in May 2010. The principal amount recorded on the balance sheet fluctuates based on the effects of foreign currency translation. As of January 3, 2009, the fair value of this term loan approximated its carrying value.

Yen-denominated term loan due 2011: On December 9, 2008, the Company entered into a 3-year, Yen-denominated unsecured term loan in Japan (Yen Term Loan) totaling 8.0 billion Japanese Yen (the equivalent of $88.2 million at January 3, 2009). The borrowings bear interest at the Yen LIBOR plus 2.0%. Interest payments are required on a semi-annual basis and the entire principal balance is due in December 2011. The principal amount recorded on the balance sheet fluctuates based on the effects of foreign currency translation.

1.22% Convertible Senior Debentures: In April 2007, the Company issued $1.2 billion aggregate principal amount of 1.22% Convertible Debentures that matured on December 15, 2008. Interest on the 1.22% Convertible Debentures was payable on June 15 and December 15 of each year. Under certain circumstances, holders had the right to convert their 1.22% Convertible Debentures at an initial conversion rate of 19.2101 shares per $1,000 principal amount (equivalent to an initial conversion price of approximately $52.06 per share). Upon conversion, the Company was required to satisfy 100% of the principal amount of the 1.22% Convertible Debentures solely in cash, with any amounts above the principal amount to be satisfied in shares of the Company's common stock, cash or a combination of common stock and cash, at the Company's election. On December 15, 2008, the Company retired the 1.22% Convertible Debentures for cash, which was primarily funded by borrowings and cash from operations.

In connection with the issuance of the 1.22% Convertible Debentures, the Company had purchased a $101.0 million call option in a private transaction to receive shares of its common stock. The purchase of the call option was intended to offset potential dilution to the Company's common stock upon potential future conversion of the 1.22% Convertible Debentures. The call option was exercisable at approximately $52.06 per share and allowed the Company to receive the same number of shares and/or amount of cash from the counterparty as the Company would be required to deliver upon potential future conversion of the 1.22% Convertible Debentures. The call option was not exercised, and expired on December 15, 2008.

Separately, the Company also sold warrants for approximately 23.1 million shares of its common stock in a private transaction. Over a two-month period beginning in April 2009, the Company may be required to issue shares of its common stock to the counterparty if the average price of the Company's common stock during a defined period exceeds the warrant exercise price of approximately $60.73 per share. The Company received proceeds of $35.0 million from the sale of these warrants, which were recorded as an increase to shareholders' equity.

2.80% Convertible Senior Debentures: In December 2005, the Company issued $660.0 million aggregate principal amount of 30-year 2.80% Convertible Debentures. The Company has the right to redeem some or all of the 2.80% Convertible Debentures for cash at any time. Interest on the 2.80% Convertible Debentures is payable on June 15 and December 15 of each year. Holders of the 2.80% Convertible Debentures can require the Company to repurchase for cash some or all of the 2.80% Convertible Debentures on December 15 in the years 2006, 2008, 2010, 2015, 2020, 2025 and 2030. In December 2006 and December 2008, holders required the Company to repurchase $654.5 million and $5.1 million, respectively, of the 2.80% Convertible Debentures for cash. As of January 3, 2009, $0.4 million aggregate principal amount of the 2.80% Convertible Debentures remained outstanding. The remaining holders may convert each of the $1,000 principal amounts of the 2.80% Convertible Debentures into 15.5009 shares of the Company's common stock (an initial conversion price of approximately $64.51) under certain circumstances. The total number of contingently issuable shares that could be issued to satisfy conversion of the remaining $0.4 million aggregate principal amount of the 2.80% Convertible Debentures is not material.

note 5 COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases various facilities and equipment under noncancelable operating lease arrangements. Future minimum lease payments under these leases are as follows: $26.4 million in 2009; $20.5 million in 2010; $15.2 million in 2011; $12.0 million in 2012; $10.2 million in 2013; and $11.3 million in years thereafter. Rent expense under all operating leases was $28.6 million, $27.4 million and $24.6 million in fiscal years 2008, 2007 and 2006, respectively.

LITIGATION

The Company accrues a liability for costs related to claims, including future legal costs, settlements and judgments, where it has assessed that a loss is probable and an amount can be reasonably estimated. The Company also records a receivable from its product liability insurance carriers for amounts expected to be recovered.

Silzone® Litigation and Insurance Receivables: In July 1997, the Company began marketing mechanical heart valves which incorporated Silzone® coating. The Company later began marketing heart valve repair products incorporating Silzone® coating. Silzone® coating was intended to reduce the risk of endocarditis, a bacterial infection affecting heart tissue, which is associated with replacement heart valve surgery. In January 2000, the Company initiated a voluntary field action for products incorporating Silzone® coating after receiving information from a clinical study that patients with a Silzone®-coated heart valve had a small, but statistically significant, increased incidence of explant due to paravalvular leak compared to patients in that clinical study with heart valves that did not incorporate Silzone® coating.

Subsequent to the Company's voluntary field action, the Company has been sued in various jurisdictions beginning in March 2000 by some patients who received a product with Silzone® coating and, as of February 18, 2009, such cases are pending in the United States and Canada. Some of these claimants allege bodily injuries as a result of an explant or other complications, which they attribute to Silzone®-coated products. Others, who have not had their Silzone®-coated heart valve explanted, seek compensation for past and future costs of special monitoring they allege they need over and above the medical monitoring all other replacement heart valve patients receive. Some of the lawsuits seeking the cost of monitoring have been initiated by patients who are asymptomatic and who have no apparent clinical injury to date. The Company has vigorously defended against the claims that have been asserted and expects to continue to do so with respect to any remaining claims.

In 2001, the U.S. Judicial Panel on Multi-District Litigation (MDL) ruled that certain lawsuits filed in U.S. federal district court involving products with Silzone® coating should be part of MDL proceedings in the U.S. District Court in Minnesota (the District Court). As a result, actions in federal court involving products with Silzone® coating have been and will likely continue to be transferred to the District Court for coordinated or consolidated pretrial proceedings.

In October 2001, eight class-action complaints were consolidated into one class action case by the District Court. The Company requested the Eighth Circuit Court of Appeals (the Eighth Circuit) to review the District Court's initial class certification orders and, in October 2005, the Eighth Circuit issued a decision reversing the District Court's class certification rulings and directed the District Court to undertake further proceedings. In October 2006, the District Court granted plaintiffs' renewed motion to certify a nationwide consumer protection class under Minnesota's consumer protection statutes and Private Attorney General Act. The Company again requested the Eighth Circuit to review the District Court's class certification orders and, in April 2008, the Eighth Circuit again issued a decision reversing the District Court's October 2006 class certification rulings. The order by the Eighth Circuit returned the case to the District Court for continued proceedings. Plaintiffs have recently requested the District Court to certify a new class. The Company is vigorously defending against such certification.

On February 12, 2009, the District Court signed an order allowing two individuals to withdraw as representatives in the purported class action. Thus, as of February 18, 2009, there are three individual Silzone® cases pending in federal court. The plaintiffs in these cases are requesting damages in excess of $75 thousand. The complaint in the case that was most recently transferred to the MDL court was served upon the Company in December 2008.

There are eight individual state court suits concerning Silzone®-coated products pending as of February 18, 2009, involving eight patients. These cases are venued in Minnesota, Nevada and Texas. The complaints in these state court cases are requesting damages ranging from $10 thousand to $100 thousand and, in some cases, seek an unspecified amount. The most recent individual state court complaint was served upon the Company in February 2008. These state court cases are proceeding in accordance with the orders issued by the judges in those matters.

In addition, a lawsuit seeking a class action for all persons residing in the European Economic Union member jurisdictions who have had a heart valve replacement and/or repair procedure using a product with Silzone® coating was filed in Minnesota state court and served upon the Company in February 2004 by two European citizens who now reside in Canada. The complaint seeks damages in an unspecified amount for the class, and in excess of $50 thousand for each plaintiff. The complaint also seeks injunctive relief in the form of medical monitoring. The Company opposed the plaintiffs' pursuit of this case on jurisdictional, procedural and substantive grounds, and in April 2008, the Minnesota state court denied the plaintiffs' request for class certification. The time for appeal has expired. The class representatives in this matter have not dismissed their individual claims, and that case is one of eight pending individual state court actions mentioned previously.

In Canada, there are also four class-action cases and one individual case pending against the Company. In one such case in Ontario, the court certified that a class action involving Silzone® patients may proceed, and the trial of the initial phase of this matter may occur as early as April 2009. A second case seeking class action status in Ontario has been stayed pending resolution of the other Ontario class action. A case filed as a class action in British Columbia remains pending. A court in Quebec has certified a class action, and that matter is proceeding in accordance with that court's orders. Additionally, the Company has been served with lawsuits by the British Columbia Provincial health insurer and the Quebec Provincial health insurer to recover the cost of insured services furnished or to be furnished to class members in the class actions pending in British Columbia and Quebec, respectively. The complaints in the Canadian cases request damages ranging from 1.5 million to 2.0 billion Canadian Dollars (the equivalent to $1.2 million to $1.6 billion at January 3, 2009).

In France, one case involving one plaintiff was pending as of February 18, 2009. In November 2004, an Injunctive Summons to Appear was served, requesting damages in excess of 3 million Euros (the equivalent to $4.2 million at January 3, 2009).

The Company is not aware of any unasserted claims related to Silzone®-coated products. Company management believes that the final resolution of the Silzone® cases will take a number of years.

The Company has recorded an accrual for probable legal costs that it will incur to defend the various cases involving Silzone®-coated products, and the Company has recorded a receivable from its product liability insurance carriers for amounts expected to be recovered. The Company has not accrued for any amounts associated with settlements or judgments because potential losses cannot be reasonably estimated. Based on the Company's experience in these types of individual cases, the amount ultimately paid, if any, often does not bear any relationship to the amount claimed by the plaintiffs and is often significantly less than the amount claimed. Management expects that any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered by the Company's product liability insurance policies or existing reserves will not have a material adverse effect on the Company's consolidated financial position, although such costs may be material to the Company's consolidated earnings and cash flows of a future period. As of January 3, 2009, the Company's Silzone® litigation reserve was $22.3 million and its receivable from insurance carriers was $25.5 million.

A summary of the activity relating to the Silzone® litigation reserve for the fiscal years ended January 3, 2009 and December 29, 2007 is as follows (in thousands):

Balance at December 30, 2006	$39,494
Accrued costs adjustment	(9,000)
Cash payments	(3,591)
Balance at December 29, 2007	26,903
Cash payments	**(4,595)**
Balance at January 3, 2009	**$22,308**

The Company's remaining product liability insurance for Silzone® claims consists of two $50 million layers, each of which is covered by one or more insurance companies. The current $50 million layer of insurance is covered by American Insurance Company (AIC). In December 2007, AIC initiated a lawsuit in Minnesota Federal District Court seeking a court order declaring that it is not required to provide coverage for a portion of the Silzone® litigation defense and indemnity expenses that the Company may incur in the future. The Company believes the claims of AIC are without merit and plans to vigorously defend against the claims AIC has asserted. The insurance broker that assisted the Company in procuring the insurance with AIC has recently been added as a party to the case. For all Silzone® legal costs incurred, the Company records insurance receivables for the amounts that it expects to recover.

Part of the Company's final layer of insurance ($20.0 million of the final $50.0 million layer) is covered by Lumberman's Mutual Casualty Insurance, a unit of the Kemper Insurance Companies (collectively referred to as Kemper). Prior to being no longer rated by A.M. Best, Kemper's financial strength rating was downgraded to a "D" (poor). Kemper is currently in "run off," which means it is no longer issuing new policies, and therefore, is not generating any new revenue that could be used to cover claims made under previously-issued policies. In the event Kemper is unable to pay claims directed to it, the Company believes the other insurance carriers in the final layer of insurance will take the position that the Company will be directly liable for any claims and costs that Kemper is unable to pay. It is possible that Silzone® costs and expenses will reach the limit of the final Kemper layer of insurance coverage, and it is possible that Kemper will be unable to meet its full obligations to the Company. Therefore, the Company could incur an expense up to $20.0 million for which it would have otherwise been covered. While potential losses are possible, the Company has not accrued for any such losses as they are not reasonably estimable at this time.

Guidant 1996 Patent Litigation: In November 1996, Guidant Corporation (Guidant), which became a subsidiary of Boston Scientific Corporation in 2006, sued the Company in federal district court for the Southern District of Indiana alleging that the Company did not have a license to certain patents controlled by Guidant covering ICDs and alleging that the Company was infringing those patents.

Guidant's original suit alleged infringement of four patents by the Company. Guidant later dismissed its claim on the first patent and the district court ruled that the second patent was invalid, and this ruling was later upheld by the Court of Appeals for the Federal Circuit (CAFC). The third patent was found to be invalid by the district court. The fourth patent (the '288 patent) was initially found to be invalid by the district court judge, but the CAFC reversed this decision in August 2004. The case was returned to the district court in November 2004. The district court issued rulings on claims construction and a response to motions for summary judgment in March 2006. Guidant's special request to appeal certain aspects of these rulings was rejected by the CAFC. In March 2007, the district court judge responsible for the case granted summary judgment in favor of the Company, ruling that the only remaining patent claim (the '288 patent) asserted against the Company in the case was invalid. In April 2007, Guidant appealed the district court's March 2007 and March 2006 rulings. In December 2008, the CAFC upheld the March 2006 rulings of the district court but also reversed the district court's March 2007 ruling that the '288 patent was invalid. As such, based on that ruling, although the invalidity of the patent has now been overturned, the damages in the case going forward are limited to those relatively few instances prior to the expiration of the patent in 2003 when the cardioversion therapy method described in the only remaining claim of the '288 patent is actually practiced.

While the parties have filed requests with the CAFC requesting that the entire CAFC rehear some of the issues addressed in the December 2008 decision, the CAFC has not yet ruled on these requests.

The '288 patent expired in December 2003. Accordingly, the final outcome of the litigation involving the '288 patent cannot result in an injunction precluding the Company from selling ICD products in the future. Sales of the Company's ICD products in which Guidant asserts infringement of the '288 patent were approximately 18% and 16% of the Company's consolidated net sales during fiscal years 2003 and 2002, respectively. Additionally, based on a July 2006 agreement, in exchange for the Company's agreement not to pursue the recovery of attorneys' fees or assert certain claims and defenses, Guidant agreed it would not seek recovery of lost profits, prejudgment interest or a royalty rate in excess of 3% of net sales for any patents found to be infringed upon by the Company. This agreement had the effect of limiting the Company's financial exposure. However, any potential losses arising from any legal settlements or judgments could be material to the Company's consolidated earnings, financial position and cash flows. The Company has not accrued any amounts for legal settlements or judgments related to the Guidant 1996 patent litigation. Although the Company believes that the assertions and claims in the Guidant 1996 patent litigation are without merit, potential losses arising from any legal settlements or judgments are possible, but not reasonably estimable at this time.

Ohio OIG Investigation: In July 2007, the Company received a civil subpoena from the U.S. Department of Health and Human Services, Office of the Inspector General (OIG), requesting documents regarding the Company's relationships with ten Ohio hospitals during the period from 2003 through 2006. The Company has received follow-up requests from the U.S. Department of Justice and the U.S. Attorney's Office in Cleveland regarding this matter. The Company is cooperating with the investigation and is continuing to work with the OIG in responding to the subpoena.

Boston U.S. Attorney Investigation: In October 2005, the U.S. Department of Justice, acting through the U.S. Attorney's office in Boston, commenced an industry-wide investigation into whether the provision of payments and/or services by makers of ICDs and pacemakers to doctors or other persons constitutes improper inducements under the federal health care program anti-kickback law. As part of this investigation, the Company received a civil subpoena from the U.S. Attorney's office in Boston requesting documents created since January 2000 regarding the Company's practices related to ICDs, pacemakers, lead systems and related products marketed by the Company's Cardiac Rhythm Management segment. The Company understands that its principal competitors in the cardiac rhythm management therapy areas received similar civil subpoenas. The Company received an additional subpoena from the U.S. Attorney's office in Boston in September 2006, requesting documents created since January 2002 related to certain employee expense reports and certain ICD and pacemaker purchasing arrangements. The Company is cooperating with the investigation and has been producing documents and witnesses as requested. In December 2008, the U.S. Attorney's Office in Boston delivered a third subpoena issued by the Department of Health & Human Services Office of Inspector General requesting the production of documents relating to implantable cardiac rhythm device and pacemaker warranty claims.

In October 2008, the Company received a letter from the Civil Division of the U.S. Department of Justice stating that it was investigating the Company for potential False Claims Act and common law violations relating to the sale of the Company's Epicor surgical ablation devices. The Department of Justice is investigating whether companies marketed surgical ablation devices for off-label treatment of atrial fibrillation. Other manufacturers of medical devices used in the treatment of atrial fibrillation have reported receiving similar letters. The letter requests that we provide documents from January 1, 2005, to present relating to FDA approval and marketing of Epicor ablation devices.

French Competition Investigation: In January 2007, the French Council of Competition issued a Statement of Objections alleging that the Company's subsidiary, St. Jude Medical France, had agreed with other suppliers of certain medical devices in France to collectively refrain from responding to a 2001 tender conducted by a group of hospital centers in France. In December 2007, the French Council of Competition issued a finding that assessed a fine against the Company, the amount of which was not material to the Company's consolidated earnings, financial position and cash flows. The Company has paid the fine. Several of the parties to this proceeding have filed appeals.

Securities Class Action Litigation: In April and May 2006, five shareholders, each purporting to act on behalf of a class of purchasers during the period January 25 through April 4, 2006 (the Class Period), separately sued the Company and certain of its officers in federal district court in Minnesota alleging that the Company made materially false and misleading statements during the Class Period relating to financial performance, projected earnings guidance and projected sales of ICDs. The complaints, all of which seek unspecified damages and other relief, as well as attorneys' fees, have been consolidated. The Company filed a motion to dismiss, which was denied by the district court in March 2007. The discovery process concluded in September, and the Company has filed a motion for summary judgment which was argued before the Court on January 23, 2009. The Company expects the Court will issue a decision in 2009. The Company intends to vigorously defend against the claims asserted in these actions. The Company's directors and officers liability insurance provides $75 million of insurance coverage for the Company, the officers and the directors, after a $15 million self-insured retention level has been reached.

Derivative Action: In February 2007, a derivative action was filed in state court in Minnesota which purported to bring claims belonging to the Company against the Company's Board of Directors and various officers and former officers for alleged malfeasance in the management of the Company. The claims were based on substantially the same allegations as those underlying the securities class action litigation described above. The defendants (consisting of the Company's Board of Directors and various officers and former officers) filed a motion to dismiss, and in June 2007 the state court granted the motion, thus dismissing the derivative case for failure of the complainant to make a demand on the Board. In September 2007, the plaintiff sent a shareholder demand letter to the Board. The Board considered the letter at its October 25, 2007 Board meeting and requested that the complainant provide it with details to substantiate the allegations. In June 2008, the complainant filed a derivative action against the defendants again. The court denied the defendants' motion to dismiss concerning that complaint. To date, the complainant has not provided any material facts to support the allegations. The plaintiff has indicated that he plans to file an amended complaint, but has not done so as of February 18, 2009. The defendants intend to continue to vigorously defend against the claims raised in this action.

The Company is also involved in various other product liability lawsuits, claims and proceedings that arise in the ordinary course of business.

note 6 SHAREHOLDERS' EQUITY

Capital Stock: The Company's authorized capital consists of 25 million shares of $1.00 per share par value preferred stock and 500 million shares of $0.10 per share par value common stock. There were no shares of preferred stock issued or outstanding during 2008, 2007, or 2006.

Share Repurchases: On February 22, 2008, the Company's Board of Directors authorized a share repurchase program of up to $250.0 million of the Company's outstanding common stock. On April 8, 2008, the Company's Board of Directors authorized an additional $50.0 million of share repurchases as part of this share repurchase program. The Company completed the repurchases under the program on May 1, 2008. In total, the Company repurchased 6.7 million shares for $300.0 million at an average repurchase price of $44.51 per share.

In January 2007, the Company's Board of Directors authorized a share repurchase program of up to $1.0 billion of the Company's outstanding common stock. In the first quarter of 2007, the Company repurchased $700.0 million of its outstanding common stock. The Company completed the repurchases under the program on May 8, 2007. In total, the Company repurchased 23.6 million shares for $1.0 billion at an average repurchase price of $42.34 per share.

In April 2006, the Company's Board of Directors authorized a share repurchase program of up to $700.0 million of the Company's outstanding common stock. The $700.0 million share repurchase program replaced an earlier share repurchase program, under which the Company was authorized to repurchase up to $300.0 million of its outstanding common stock. No stock had been repurchased under the earlier program. In the second quarter of 2006, the Company repurchased 18.6 million shares for $700.0 million at an average repurchase price of $37.68 per share, which was recorded as a $593.5 million aggregate reduction of common stock and additional paid-in capital and a $106.5 million reduction in retained earnings.

note 7 STOCK-BASED COMPENSATION

STOCK COMPENSATION PLANS

The Company's stock compensation plans provide for the issuance of stock-based awards, such as restricted stock or stock options, to directors, officers, employees and consultants. Stock option awards under these plans have an exercise price equal to the fair market value on the date of grant, and generally, an eight-year contractual life and four-year vesting term. Since 2000, all stock option awards have been granted with an eight-year contractual term regardless of the maximum allowable under the plan. Restricted stock awards under these plans generally vest over a four-year period. During the vesting period, ownership of the shares cannot be transferred. Restricted stock is considered issued and outstanding at the grant date and has the same dividend and voting rights as other common stock. Directors can elect to receive half or their entire annual retainer in the form of a restricted stock grant with a six-month vesting term. At January 3, 2009, the Company had 16.8 million shares of common stock available for stock option grants under these plans. The Company has the ability to grant a portion of the remaining shares in the form of restricted stock. Specifically, in lieu of granting up to 15.8 million stock options under these plans, the Company may grant up to 7.0 million restricted stock awards (for certain grants of restricted stock awards, the number of shares available are reduced by 2.25 shares). Additionally, in lieu of granting up to 0.1 million stock options under these plans, the Company may grant up to 0.1 million restricted stock awards (for certain grants of restricted stock awards, the number of shares available are reduced by one share). The remaining 0.9 million shares of common stock are available for stock option grants.

The Company also has an Employee Stock Purchase Plan (ESPP) that allows participating employees to purchase newly issued shares of the Company's common stock at a discount through payroll deductions. The ESPP consists of a 12-month offering period whereby employees can purchase shares at 85% of the market value at either the beginning of the offering period or the end of the offering period, whichever price is lower. Employees purchased 0.7 million, 0.7 million and 0.5 million shares in 2008, 2007 and 2006, respectively. At January 3, 2009, 4.3 million shares of common stock were available for future purchases under the ESPP.

VALUATION ASSUMPTIONS

The Company uses the Black-Scholes standard option pricing model (Black-Scholes model) to determine the fair value of stock options and ESPP purchase rights. The determination of the fair value of the awards on the date of grant using the Black-Scholes model is affected by the Company's stock price as well as assumptions of other variables, including projected employee stock option exercise behaviors, risk-free interest rate, expected volatility of the Company's stock price in future periods and expected dividend yield. The weighted average fair values of ESPP purchase rights granted to employees during fiscal years 2008, 2007 and 2006 were $13.12, $12.07 and $10.12, respectively. The fair value of restricted stock is based on the Company's closing stock price on the date of grant. The weighted average fair values of restricted stock granted during fiscal years 2008, 2007 and 2006 were $40.52, $41.42 and $34.04, respectively.

The following table provides the weighted average fair value of stock options granted to employees during fiscal years 2008, 2007 and 2006 and the related weighted average assumptions used in the Black-Scholes model:

	2008	2007	2006
Fair value of options granted	**$9.99**	$13.13	$11.23
Assumptions used:			
Expected life (years)	**4.2**	4.2	4.1
Risk-free interest rate	**1.8%**	3.6%	4.5%
Volatility	**37.3%**	33.4%	27.8%
Dividend yield	**0%**	0%	0%

Expected life: The Company analyzes historical employee exercise and termination data to estimate the expected life assumption. For determining the fair value of stock options under SFAS No. 123(R), the Company uses different expected lives for the general employee population and officers and directors. In preparing to adopt SFAS No. 123(R), the Company examined its historical pattern of stock option exercises to determine if there was a discernable pattern as to how different classes of employees exercised their stock options. The Company's analysis showed that officers and directors held their stock options for a longer period of time before exercising compared to the rest of the employee population. Prior to adopting SFAS No. 123(R), the Company used the entire employee population for estimating the expected life assumptions.

Risk-free interest rate: The rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity equal to or approximating the expected life of the options.

Volatility: Beginning in the fourth quarter of 2008, the Company calculated its expected volatility assumption by blending the historical and implied volatility. The historical volatility is based on the daily closing prices of the Company's common stock over a period equal to the expected term of the option. Market-based implied volatility is based on utilizing market data of actively traded options on the Company's stock, from options at- or near-the-money, at a point in time as close to the grant date of the employee options as reasonably practical and with similar terms to the employee share option, or a remaining maturity of at least six months if no similar terms are available. The historical volatility of the Company's common stock price over the expected term of the option is a strong indicator of the expected future volatility. In addition, implied volatility takes into consideration market expectations of how future volatility will differ from historical volatility. The Company does not believe that one estimate is more reliable than the other, and as a result, the Company uses an equal weighting of historical volatility and market-based implied volatility. Prior to the fourth quarter of 2008, the Company calculated the expected volatility assumption exclusively on market-based implied volatility. The impact of changing the method of determining expected volatility was not material to fiscal year 2008 stock compensation expense. The Company changed the method of determining expected volatility to take into consideration how future volatility experience over the expected life of the option may differ from short-term volatility experience and thus provide a better estimate of expected volatility over the expected life of employee stock options.

Dividend yield: The Company does not anticipate paying any cash dividends in the foreseeable future and therefore a dividend yield of zero is assumed.

STOCK OPTION AND RESTRICTED STOCK ACTIVITY

The following table summarizes stock option activity under all stock compensation plans, including options assumed in connection with acquisitions, during the fiscal year ended January 3, 2009:

	Options (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 30, 2007	38,325	$30.63		
Granted	8,067	30.82		
Canceled	(1,413)	41.77		
Exercised	(7,658)	18.42		
Outstanding at January 3, 2009	**37,321**	**$32.76**	**4.8**	**$187,662**
Vested or expected to vest	**28,454**	**$33.08**	**3.9**	**$159,208**
Exercisable at January 3, 2009	**22,735**	**$31.08**	**3.3**	**$158,875**

The aggregate intrinsic value of options outstanding and options exercisable is based on the Company's closing stock price on the last trading day of the fiscal year for in-the-money options. The total intrinsic value of options exercised during fiscal years 2008, 2007 and 2006 was $182.6 million, $335.5 million and $105.6 million, respectively.

The following table summarizes restricted stock activity under all stock compensation plans, including restricted stock assumed in connection with acquisitions, during the year ended January 3, 2009:

	Restricted Stock (in thousands)	Weighted Average Grant Price
Unvested balance at December 29, 2007	142	$ 47.13
Granted	10	40.52
Vested	(74)	46.51
Canceled	(11)	47.94
Unvested balance at January 3, 2009	**67**	**$46.61**

In connection with the acquisition of ANS in November 2005, the Company issued 209,364 shares of replacement St. Jude Medical restricted stock at a weighted average grant price of $48.17, which vest over a four year period. The total fair value of restricted stock vested during fiscal years 2008, 2007 and 2006 was $3.1 million, $3.3 million and $0.6 million, respectively.

At January 3, 2009, there was $127.6 million of total unrecognized stock-based compensation expense, adjusted for estimated forfeitures, which is expected to be recognized over a weighted average period of 3.1 years and will be adjusted for any future changes in estimated forfeitures.

note 8 PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT (IPR&D) AND SPECIAL CHARGES (CREDITS)

IPR&D CHARGES

IPR&D is defined as the value assigned to those projects for which the related products have not yet reached technological feasibility and have no future alternative use. The primary basis for determining the technological feasibility of these projects at the time of acquisition is obtaining regulatory approval to market the underlying products in an applicable geographic region. The Company expenses the value attributed to these projects in conjunction with the related business acquisition or asset purchase.

MediGuide, Inc.: In December 2008, the Company acquired privately-held MediGuide, a development-stage company that has been focused on developing its Medical Positioning System (gMPS™) technology for localization and tracking capability for interventional medical devices. The acquisition will provide the Company with exclusive rights to use and develop MediGuide's gMPS™ technology. As MediGuide was a development-stage company, the excess of the purchase price over the fair value of the net assets acquired was allocated on a pro-rata basis to the net assets acquired. Accordingly, the excess purchase price was allocated to IPR&D, the principal asset acquired. At the date of acquisition, $306.2 million of the purchase price was expensed as IPR&D since technological feasibility of the underlying projects had not yet been reached and such technology had no future alternative use. The Company expects to incur up to approximately $30 million to bring the technology to commercial viability on a worldwide basis within two to three years.

Other: In December 2008, the Company also made an additional minority investment in a developmental-stage company and, in accordance with step-acquisition accounting treatment under the equity method of accounting, allocated the excess purchase price over the fair value of the investee's net assets to IPR&D, the principal asset acquired. At the December 2008 investment date, $11.6 million of IPR&D was expensed since technological feasibility of the underlying projects had not yet been reached and such technology had no future alternative use. Additionally, the Company recognized $1.6 million of IPR&D charges in 2008 related to the purchase of intellectual property in its CRM and CV segments since the related technological feasibility had not yet been reached and such technology had no future alternative use.

Savacor, Inc.: In December 2005, the Company acquired privately-held Savacor, Inc. (Savacor) to complement the Company's development efforts in heart failure diagnostic and therapy guidance products. As Savacor was a development-stage company, the excess of the purchase price over the fair value of the net assets acquired was allocated on a pro-rata basis to the net assets acquired. Accordingly, the majority of the excess purchase price was allocated to IPR&D, the principal asset acquired. At the date of acquisition, $45.7 million of the purchase price was expensed as IPR&D since technological feasibility of the underlying projects had not yet been reached and such technology had no future alternative use. Through January 3, 2009, the Company has incurred costs of approximately $16 million related to these projects. The Company expects to incur approximately $30 million to bring the device to commercial viability on a worldwide basis within four years.

Advanced Neuromodulation Systems, Inc.: In November 2005, the Company acquired ANS to expand the Company's implantable microelectronics technology programs and provide the Company a presence in the neuromodulation segment of the medical device industry. At the date of acquisition, $107.4 million of the purchase price was expensed as IPR&D related to projects that had not yet reached technological feasibility and had no future alternative use. The majority of the IPR&D acquired relates to in-process projects for next-generation implantable pulse generator (IPG) devices as well as next-generation leads that deliver electrical impulses to targeted nerves that are causing pain. Through January 3, 2009, the Company has incurred costs of approximately $13 million related to these projects. The Company expects to incur approximately $6 million within the next three years to bring these devices to commercial viability on a worldwide basis.

SPECIAL CHARGES

Fiscal Year 2008

Impairment Charges: In September 2004, the Company completed making payments under a technology license agreement and was granted a fully paid-up license that provided access to patents covering technology used in its CRM devices. In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* whenever events or changes in circumstances indicate that a long-lived asset's carrying amount may not be recoverable, the Company tests the asset for impairment. In 2008, the Company determined that a large portion of the technology under the license agreement was no longer fully utilized in the Company's products and that certain of the patents under the license were no longer valid based upon recent patent law developments. Based upon these developments and changes in circumstances, the Company recognized an impairment charge of $43.5 million to cost of sales to write the technology license agreement down to its fair value.

In 2008, the Company experienced lower than forecasted sales of certain products in the Cardiovascular division associated with its 2005 acquisition of Velocimed. Based upon the recent unfavorable sales performance as well as termination of a clinical trial, the Company reduced the future revenue and cash flow projections relating to these products. Accordingly, the Company tested the related purchased technology intangible assets for impairment in the fourth quarter of 2008 and recognized a $37.0 million impairment charge to write down the related intangible assets to their remaining fair value. The Company also recognized other impairment charges of $5.8 million in 2008 primarily related to assets in the Cardiovascular division that will no longer be utilized.

In December 2008, the Company discontinued the use of the ANS tradename. The Company had acquired ANS in November 2005 and used the related tradename through its discontinuance in December 2008. Accordingly, the Company wrote off the ANS tradename intangible assets and recognized a $1.7 million impairment charge.

Inventory-related Charges: In 2008, the Company entered into purchase contracts in the normal course of business for certain raw material commodities that are used in the manufacture of its products. Favorable decreases in commodity prices in the fourth quarter of 2008 resulted in the Company's electing to terminate and exit the contracts, paying $10.7 million in termination costs, which was recorded as a special charge in cost of sales.

The Company also recognized inventory obsolescence charges related to inventory that is not expected to be sold due to the termination of a distribution agreement in Japan. When the Company elected to terminate the distribution agreement in December 2007, the Company recorded a $4.0 million special charge in 2007 related to inventory that it estimated would not be sold. The Company increased this estimate in 2008 and recorded an additional $3.0 million special charge in cost of sales.

Other Charges: In 2008, the Company launched its Merlin™ @home wireless patient monitoring system and committed to provide this system without charge to existing St. Jude Medical CRM patients. In connection with the completion of this roll-out in the fourth quarter of 2008, the Company recorded a $7.4 million special charge in cost of sales to accrue for the related costs. The Company also recognized $5.5 million of other unrelated costs.

In order to enhance segment comparability and reflect management's focus on the ongoing operations of the Company, the 2008 special charges have not been recorded in the individual reportable segments.

Fiscal Year 2007

Patent Litigation: In June 2007, the Company settled a patent litigation matter with Guidant (a subsidiary of Boston Scientific) and Mirowski Family Ventures, L.L.C. and recorded a special charge of $35.0 million.

Restructuring Activities: In December 2007, Company management continued its efforts to streamline its operations and implemented additional restructuring actions primarily focused at international locations. As a result, the Company recorded special charges totaling $29.1 million in 2007 consisting of employee termination costs ($17.9 million) and other costs ($11.2 million). Of the total $29.1 million charge, $5.9 million was recorded in cost of sales. Employee termination costs related to severance and benefit costs for approximately 200 individuals identified for employment termination. These costs were recorded after management determined that such severance and benefits were probable and estimable, in accordance with SFAS No. 112, *Employers' Accounting for Postemployment Benefits.* Other costs primarily represented contract termination costs. The majority of actions and related payments for these restructuring activities were completed by January 3, 2009; the remaining accrual balance is immaterial.

Impairment Charges: In 2007, the Company recognized impairment charges of $23.7 million related to acquired intangible assets associated with a distribution agreement with a supplier of medical products to the Company's Japanese distribution subsidiary. In December 2007, the Company provided notice to the supplier that it was terminating the distribution agreement, effective in June 2008. As a result, the Company recognized an impairment charge to state the related intangible assets at their remaining fair value. The Company had acquired these intangible assets as part of its acquisition of Getz Bros. Co., Ltd. (Getz Japan) in April 2003. The distribution agreement was terminated in June 2008.

Additionally, in connection with the Company completing its United States roll-out of the Merlin™ programmer platform for its ICDs and pacemakers, the Company recorded an $11.8 million special charge in cost of sales to write off the remaining carrying value of older model programmer diagnostic equipment. The Company also recognized $6.0 million of asset write-offs relating to the carrying value of assets that will no longer be utilized, of which $2.5 million was recorded in cost of sales.

Discontinued Inventory: In 2007, the Company recorded a $14.1 million special charge in cost of sales relating to inventory that would be scrapped in connection with the Company's decision to terminate certain product lines in its CV and AF divisions that were redundant with other existing products lines. Additionally, in connection with the Company's decision to terminate a distribution agreement in Japan (see *Impairment Charges* discussed previously), the Company recorded a $4.0 million special charge in cost of sales to write off the related inventory that will not be sold.

In order to enhance segment comparability and reflect management's focus on the ongoing operations of the Company, the 2007 special charges have not been recorded in the individual reportable segments.

Fiscal Year 2006

Restructuring Activities: During the third quarter of 2006, Company management performed a review of the organizational structure of the Company's former Cardiac Surgery and Cardiology divisions and its international selling organization. In August 2006, Company management approved restructuring plans to streamline operations within its former Cardiac Surgery and Cardiology divisions, combining them into one new Cardiovascular division and also implemented changes in its international selling organization to enhance the efficiency and effectiveness of sales and customer service operations in certain international geographies.

As a result of these restructuring plans, the Company recorded special charges totaling $34.8 million in 2006 consisting of employee termination costs ($14.7 million), inventory write-downs ($8.7 million), asset write-downs ($7.3 million) and other exit costs ($4.1 million). Of the total $34.8 million special charge, $15.1 million was recorded in cost of sales. The employee termination costs consisted of severance and benefit costs for approximately 140 individuals. The charges for employee termination costs were recorded after management determined that such severance and benefits were probable and estimable, in accordance with SFAS No. 112, *Employers' Accounting for Postemployment Benefits.* Inventory write-downs represented the net carrying value of inventory related to product lines discontinued in connection with the reorganization. Asset write-downs represented the net book value of assets that will no longer be utilized as a result of the reorganization and restructuring, including $4.2 million of trademarks acquired in connection with the Company's 2003 acquisition of Getz Japan as well as other assets related to product lines discontinued in connection with the reorganization. Other exit costs primarily represented contract termination costs. All actions related to these restructuring activities were completed in 2006 and 2007.

In order to enhance segment comparability and reflect management's focus on the ongoing operations of the Company, the 2006 special charges have not been recorded in the individual reportable segments.

note 9 OTHER INCOME (EXPENSE), NET

The Company's other income (expense) consisted of the following (in thousands):

	2008	2007	2006
Interest income	**$ 16,315**	$ 4,374	$ 9,266
Interest expense	**(22,581)**	(38,229)	(33,883)
Other	**(18,040)**	(15,343)	2,175
Other income (expense), net	**$(24,306)**	$(49,198)	$(22,442)

In the fourth quarter of 2008, the Company recognized $12.9 million of investment impairment charges as other expense. The Company evaluated the fair values of the related investments and determined that the impairments were other-than-temporary based upon the magnitude and length of time that the investments' fair values had declined in 2008.

In 2007, the Company determined that its cost method equity investment in ProRhythm, Inc. (ProRhythm) was impaired and that this impairment was other-than-temporary. The Company had previously invested an aggregate total of $25.1 million in 2005 and 2006 with a total ownership interest of 18%. The Company also had the exclusive right, but not the obligation, to acquire the remaining capital stock of ProRhythm for $125.0 million in cash. ProRhythm filed for Chapter 11 Bankruptcy protection in December 2007. Prior to declaring bankruptcy, based on its understanding of ProRhythm's efforts to raise additional capital, the Company expected that the carrying amount of its investment would be recoverable upon a liquidation or sale of ProRhythm. As a result of the bankruptcy proceedings, the Company's exclusive right to acquire ProRhythm, in addition to other rights, were rejected. The resulting changes in the Company's shareholder rights in ProRhythm changed the Company's expectations that the carrying amount of its investment in ProRhythm would be recoverable. Given these events, the Company evaluated the fair value of its investment and concluded that it was impaired. The total impairment charge of $25.1 million was recognized as other expense. The Company also recognized a realized gain of $7.9 million as other income related to the sale of the Company's Conor Medical, Inc. common stock investment.

note 10 INCOME TAXES

The Company's earnings before income taxes were generated from its U.S. and international operations as follows (in thousands):

	2008	2007	2006
U.S.	$580,816	$550,522	$554,581
International	49,925	193,783	166,060
Earnings before income taxes	$630,741	$744,305	$720,641

Income tax expense consisted of the following (in thousands):

	2008	2007	2006
Current:			
U.S. federal	$198,179	$141,997	$144,115
U.S. state and other	26,863	12,421	12,121
International	53,070	37,078	27,081
Total current	278,112	191,496	183,317
Deferred	(31,698)	(6,229)	(10,927)
Income tax expense	$246,414	$185,267	$172,390

The tax effects of the cumulative temporary differences between the tax bases of assets and liabilities and their respective carrying amounts for financial statement purposes were as follows (in thousands):

	2008	2007
Deferred income tax assets:		
Net operating loss carryforwards	$ 26,411	$ 9,524
Tax credit carryforwards	53,412	45,584
Inventories	106,055	97,930
Stock-based compensation	45,556	35,232
Accrued liabilities and other	119,052	109,047
Deferred income tax assets	350,486	297,317
Deferred income tax liabilities:		
Unrealized gain on available-for-sale securities	(2,792)	(8,095)
Property, plant and equipment	(132,470)	(92,731)
Intangible assets	(190,413)	(192,792)
Deferred income tax liabilities	(325,675)	(293,618)
Net deferred income tax assets	$ 24,811	$ 3,699

The Company has not recorded any valuation allowance for its deferred tax assets as of January 3, 2009 or December 29, 2007 as the Company believes that its deferred tax assets, including the net operating and capital loss carryforwards, will be fully realized based upon its estimates of future taxable income.

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

	2008	2007	2006
U.S. Federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:			
U.S. state income taxes, net of federal tax benefit	3.0	2.0	2.0
International taxes at lower rates	(9.1)	(7.9)	(6.4)
Tax benefits from extraterritorial income exclusion	–	–	(1.3)
Tax benefits from domestic manufacturer's deduction	(1.6)	(0.7)	(0.7)
Research and development credits	(5.5)	(3.8)	(3.5)
Non-deductible IPR&D charges	17.7	–	–
Other	(0.4)	0.3	(1.0)
Effective income tax rate	39.1%	24.9%	23.9%

The Company's 2008 effective tax rate compared to 2007 and 2006 was unfavorably impacted by 17.7 percentage points relating to non-deductible IPR&D charges. The Company's effective income tax rate is favorably impacted by Puerto Rican tax exemption grants, which result in Puerto Rico earnings being partially tax exempt through the year 2018.

At January 3, 2009, the Company had $67.7 million of U.S. federal net operating and capital loss carryforwards and $1.1 million of U.S. tax credit carryforwards that will expire from 2012 through 2027 if not utilized. The Company also has state net operating loss carryforwards of $26.1 million that will expire from 2012 through 2015 and tax credit carryforwards of $80.4 million that have an unlimited carryforward period. These amounts are subject to annual usage limitations. The Company's net operating loss carryforwards arose primarily from acquisitions.

The Company has not recorded U.S. deferred income taxes on $1,025.2 million of its non-U.S. subsidiaries' undistributed earnings because such amounts are intended to be reinvested outside the United States indefinitely.

The Company records all income tax accruals in accordance with FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes*, and SFAS No. 109, *Accounting for Income Taxes.* At January 3, 2009, the liability for unrecognized tax benefits was $82.7 million, and the accrual for interest and penalties was $21.7 million. The Company recognizes interest and penalties related to income tax matters in income tax expense. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

The following table summarizes the activity related to the Company's unrecognized tax benefits (in thousands):

	2008	2007
Balance at beginning of year	**$95,260**	$83,082
Increases related to current year tax positions	**5,136**	10,236
Increases related to prior year tax positions	**5,043**	7,571
Reductions related to prior year tax positions	**(22,667)**	(409)
Reductions related to settlements / payments	**-**	(1,130)
Expiration of the statute of limitations for the assessment of taxes	**(80)**	(4,090)
Balance at end of year	**$82,692**	**$95,260**

The Company is subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for all tax years through 2001. Additionally, substantially all material foreign, state, and local income tax matters have been concluded for all tax years through 1999. The U.S. Internal Revenue Service (IRS) completed an audit of the Company's 2002-2005 tax returns, and proposed adjustments in its audit report issued in November 2008. The Company intends to vigorously defend its positions and initiated defense of these adjustments at the IRS appellate level in January 2009. An unfavorable outcome could have a material negative impact on the Company's effective income tax rate in future periods.

note 11 RETIREMENT PLANS

Defined Contribution Plans: The Company has a 401(k) profit sharing plan that provides retirement benefits to substantially all full-time U.S. employees. Eligible employees may contribute a percentage of their annual compensation, subject to IRS limitations, with the Company matching a portion of the employees' contributions. The Company also contributes a portion of its earnings to the plan based upon Company performance. The Company's matching and profit sharing contributions are at the discretion of the Company's Board of Directors. In addition, the Company has defined contribution programs for employees in certain countries outside the United States. Company contributions under all defined contribution plans totaled $63.2 million, $54.9 million and $47.1 million in 2008, 2007 and 2006, respectively.

The Company has a non-qualified deferred compensation plan that provides certain officers and employees the ability to defer a portion of their compensation until a later date. The deferred amounts and earnings thereon are payable to participants, or designated beneficiaries, at specified future dates upon retirement, death or termination from the Company. The deferred compensation liability, which is classified as other liabilities, was approximately $108 million and $139 million at January 3, 2008 and December 29, 2007, respectively.

Defined Benefit Plans: The Company has funded and unfunded defined benefit plans for employees in certain countries outside the United States. The Company had an accrued liability totaling $25.5 million and $26.8 million at January 3, 2009 and December 29, 2007, respectively, which approximated the actuarially calculated unfunded liability. The related pension expense was not material.

note 12 FAIR VALUE MEASUREMENTS

As discussed in Note 1, the Company adopted the provisions of SFAS No. 157 at the beginning of fiscal year 2008. The adopted provisions of SFAS No. 157 apply to all financial assets and liabilities that are being measured at fair value on a recurring basis. The Company will adopt the remaining provisions of SFAS No. 157 in fiscal year 2009, which apply to all non-financial assets and liabilities that are being measured at fair value on a non-recurring basis.

SFAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value and expands disclosures about fair-value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement that should be determined using assumptions that market participants would use in pricing an asset or liability. SFAS No. 157 establishes a valuation hierarchy for disclosure of fair value measurements. The categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The categories within the valuation hierarchy are described as follows:

- Level 1 — Financial instruments with quoted prices in active markets for identical assets or liabilities. The Company's Level 1 financial instruments consist of publicly-traded equity securities that are classified as available-for-sale securities and investments in mutual funds that are classified as trading securities.
- Level 2 — Financial instruments with quoted prices in active markets for similar assets or liabilities. Level 2 fair value measurements are determined using either prices for similar instruments or inputs that are either directly or indirectly observable, such as interest rates. The Company's Level 2 financial instruments include foreign currency exchange contracts and interest rate swap contracts.
- Level 3 — Inputs to the fair value measurement are unobservable inputs or valuation techniques. The Company does not have any financial assets or liabilities being measured at fair value that are classified as level 3 financial instruments.

A summary of financial assets and liabilities measured at fair value on a recurring basis is as follows (in thousands):

	Total at January 3, 2009	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Trading marketable securities	$107,913	$107,913	$ –	$ –
Available-for-sale marketable securities	22,065	22,065	–	–
Foreign currency exchange contracts	418	–	418	–
Total	$130,396	$129,978	$418	$ –
Liabilities				
Interest rate swap contracts	658	–	658	–
Total	$ 658	$ –	$658	$ –

note 13 SEGMENT AND GEOGRAPHIC INFORMATION

Segment Information: The Company's four operating segments are Cardiac Rhythm Management (CRM), Cardiovascular (CV), Atrial Fibrillation (AF), and Neuromodulation (Neuro). The primary products produced by each operating segment are: CRM — ICDs and pacemakers; CV — vascular closure devices, heart valve replacement and repair products and pressure measurement guidewires; AF — EP introducers and catheters, advanced cardiac mapping, navigation and recording systems and ablation systems; and Neuro — neurostimulation devices.

The Company has aggregated the four operating segments into two reportable segments based upon their similar operational and economic characteristics: CRM/Neuro and CV/AF. Net sales of the Company's reportable segments include end-customer revenues from the sale of products they each develop and manufacture or distribute. The costs included in each of the reportable segments' operating results include the direct costs of the products sold to end-customers and operating expenses managed by each of the reportable segments. Certain operating expenses managed by the Company's selling and corporate functions, including all stock-based compensation expense, impairment charges and special charges have not been recorded in the individual reportable segments. As a result, reportable segment operating profit is not representative of the operating profit of the products in these reportable segments. Additionally, certain assets are managed by the Company's selling and corporate functions, principally including end-customer receivables, inventory, corporate cash and cash equivalents and deferred income taxes. For management reporting purposes, the Company does not compile capital expenditures by reportable segment; therefore, this information has not been presented as it is impracticable to do so.

The following table presents certain financial information by reportable segment (in thousands):

	CRM/Neuro	CV/AF	Other	Total
Fiscal Year 2008				
Net sales	**$2,955,603**	**$1,407,648**	**$ –**	**$4,363,251**
Operating profit	**1,824,023**	**763,979**	**(1,905,955)**	**655,047**
Depreciation and amortization expense	**93,397**	**38,743**	**70,288**	**202,428**
Total assets	**2,018,478**	**1,267,290**	**2,436,736**	**5,722,504**
Fiscal Year 2007				
Net sales	$ 2,577,975	$ 1,201,302	$ –	$ 3,779,277
Operating profit	1,576,439	579,325	(1,362,261)	793,503
Depreciation and amortization expense	96,764	35,731	65,170	197,665
Total assets	1,977,174	769,194	2,583,036	5,329,404
Fiscal Year 2006				
Net sales	$ 2,235,128	$ 1,067,319	$ –	$ 3,302,447
Operating profit	1,337,479	502,244	(1,096,640)	743,083
Depreciation and amortization expense	86,563	33,232	47,017	166,812
Total assets	1,893,200	800,907	2,095,687	4,789,794

Net sales by class of similar products for the respective fiscal years were as follows (in thousands):

Net Sales	**2008**	2007	2006
Cardiac rhythm management	**$2,701,463**	$2,368,081	$2,055,765
Cardiovascular	**862,136**	790,630	741,612
Atrial fibrillation	**545,512**	410,672	325,707
Neuromodulation	**254,140**	209,894	179,363
	$4,363,251	$3,779,277	$3,302,447

Geographic Information: The Company markets and sells its products primarily through a direct sales force. The principal geographic markets for the Company's products are the United States, Europe, Japan and Asia Pacific. The Company attributes net sales to geographic markets based on the location of the customer. Other than the United States, Europe, Japan and Asia Pacific no one geographic market is greater than 5% of consolidated net sales.

Net sales by significant geographic market based on customer location for the respective fiscal years were as follows (in thousands):

Net Sales	**2008**	2007	2006
United States	**$2,319,645**	$2,107,015	$1,920,623
International			
Europe	**1,152,601**	936,526	763,526
Japan	**387,648**	321,826	289,716
Asia Pacific	**234,073**	192,793	148,953
Other	**269,284**	221,117	179,629
	2,043,606	1,672,262	1,381,824
	$4,363,251	$3,779,277	$3,302,447

The amounts for long-lived assets by significant geographic market include net property, plant and equipment by physical location of the asset. Prior periods have been reclassified to conform to the current year presentation. Long-lived assets by significant geographic market were as follows (in thousands):

Long-Lived Assets	**January 3, 2009**	December 29, 2007	December 30, 2006
United States	**$775,205**	$602,352	$492,277
International			
Europe	**84,266**	84,892	75,267
Japan	**16,001**	1,774	10,059
Asia Pacific	**17,087**	7,183	5,157
Other	**87,617**	80,594	35,091
	204,971	174,443	125,574
	$980,176	$776,795	$617,851

note 14 QUARTERLY FINANCIAL DATA (Unaudited)

Quarterly financial data for 2008 and 2007 were as follows (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2008				
Net sales	**$1,010,738**	**$1,135,760**	**$1,084,136**	**$1,132,617**
Gross profit	**750,251**	**848,069**	**810,210**	**784,180[(a)]**
Net earnings	**184,781**	**201,059**	**192,943**	**(194,456)[(b)]**
Basic net earnings per share	**$ 0.54**	**$ 0.59**	**$ 0.56**	**$ (0.56)**
Diluted net earnings per share	**$ 0.53**	**$ 0.58**	**$ 0.55**	**$ (0.56)**
Fiscal Year 2007				
Net sales	$ 886,978	$ 947,336	$ 926,840	$1,018,123
Gross profit	648,001	694,313	681,981	713,388
Net earnings	145,725	134,800[(c)]	160,239	118,274[(d)]
Basic net earnings per share	$ 0.42	$ 0.40	$ 0.47	$ 0.35
Diluted net earnings per share	$ 0.41	$ 0.39	$ 0.46	$ 0.34

(a) Includes pre-tax special charges of $43.5 million associated with the impairment of a license agreement relating to technology no longer fully utilized in the Company's products; $13.7 million of inventory charges related to the termination of a supply agreement and inventory obsolescence charges associated with a terminated distribution agreement; and $7.4 million related to the Company providing its remote patient monitoring system without charge to existing St. Jude Medical CRM patients.

(b) Includes $319.4 million of IPR&D charges primarily associated with the acquisition of MediGuide; after-tax special charges of $72.7 million, which consist of the following: $59.3 million primarily associated with the impairment of a technology license agreement and the impairment of purchased technology intangible assets related to the Company's 2005 Velocimed acquisition; $8.7 million of inventory-related charges; and $4.7 million related to the Company providing its remote patient monitoring system without charge to existing St. Jude Medical CRM patients. Additionally, the Company recorded $22.2 million of after-tax contribution expenses to non-profit organizations including the St. Jude Medical Foundation, and $8.0 million of after-tax investment impairment charges. Partially offsetting these charges to net earnings, the Company recorded an $18.1 million income tax benefit related to the federal research and development tax credit extended in the fourth quarter of 2008 retroactive to the beginning of the year.

(c) Includes an after-tax special charge of $21.9 million related to the settlement of a patent litigation matter.

(d) Includes after-tax special charges of $21.4 million related to initiatives to streamline the Company's operations, primarily internationally; $14.9 million of impairment charges related to acquired intangible assets associated with a terminated distribution agreement; $11.5 million of inventory write-offs for discontinued products; and $7.5 million associated with the write-off of the remaining carrying value of older model programmer diagnostic equipment. The Company also recorded an after-tax impairment charge of $15.7 million associated with its investment in ProRhythm.

Officer Certifications

The Company has filed as exhibits to its Annual Report on Form 10-K for its fiscal year ended January 3, 2009, the Chief Executive Officer and Chief Financial Officer certifications required by section 302 of the Sarbanes-Oxley Act. The Company has also submitted the required annual Chief Executive Officer certifications to the New York Stock Exchange.

Stock Transfer Agent

Requests concerning the transfer or exchange of shares, lost stock certificates, duplicate mailings or change of address should be directed to the Company's transfer agent at:

Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, Minnesota 55164-0874
+1 800 468 9716
www.wellsfargo.com/shareownerservices
Hearing Impaired #TDD: +1 651 450 4144

Annual Meeting of Shareholders

The annual meeting of shareholders will be held at 8:30 a.m. on Friday, May 8, 2009, at the Minnesota History Center, 345 Kellogg Boulevard West, St. Paul, Minnesota, 55102.

Investor Contact

To obtain information about the Company, call the Investor Relations Department at +1 800 328 9634, visit St. Jude Medical's Web site, **sjm.com**, or write to:

Investor Relations
St. Jude Medical, Inc.
One St. Jude Medical Drive
St. Paul, Minnesota 55117

The Investor Relations (IR) section on St. Jude Medical's Web site includes all SEC filings, a list of analysts who cover the Company, webcasts and presentations, financial information and a calendar of upcoming earnings announcements and IR events.

Company Stock Splits

2:1 on 4/27/79, 1/25/80, 9/30/86, 3/15/89, 4/30/90, 6/10/02 and 11/22/04. 3:2 on 11/16/95.

Stock Exchange Listings

New York Stock Exchange
Symbol: STJ

The range of high and low prices per share for the Company's common stock for fiscal 2008 and 2007 is set forth below. As of February 18, 2009, the Company had 2,690 shareholders of record.

	Fiscal Year			
	2008		2007	
Quarter	**High**	**Low**	High	Low
First	**$44.65**	**$38.51**	$43.46	$34.90
Second	**$45.77**	**$39.58**	$44.91	$37.26
Third	**$48.49**	**$40.06**	$48.10	$40.50
Fourth	**$44.04**	**$24.98**	$47.02	$36.90

CUMULATIVE TOTAL SHAREHOLDER RETURNS


■ St. Jude Medical
● S&P 500 Health Care Equipment
◆ S&P 500
(in dollars)
$175
$150
$125
$100
163.7
136.7
134.7
142.1
132.5
110.9
116.3
119.2
124.9
107.5
116.4
108.3
101.7
96.4
89.5
03
04
05
06
07
08

The graph above compares the cumulative total shareholder returns for St. Jude Medical common stock for the last five years with the Standard & Poor's 500 Health Care Equipment Index and the Standard & Poor's 500 Index weighted by market value at each measurement point. The comparison assumes that $100 was invested on December 31, 2003, in St. Jude Medical common stock and in each of these Standard & Poor's indexes and assumes the reinvestment of any dividends.

Trademarks

All product names appearing in this document are trademarks owned by, or licensed to, St. Jude Medical, Inc.





Arne Larsson (center, pictured in 1994), the world's first implantable pacemaker patient, celebrates with Dr. Rune Elmqvist (left), who developed the breakthrough device, and Dr. Åke Senning (right), who performed the groundbreaking surgery in 1958 in Stockholm, Sweden.


ST. JUDE MEDICAL
ZEPHYR DR
5820 DDDR



Near right: A replica of the original implantable pacemaker next to St. Jude Medical's most advanced Zephyr™ pacemaker.

Far right: Employees in Järfälla, Sweden, hosted a 50-year anniversary celebration with Sweden's Minister for Health and Social Affairs and other dignitaries.

Celebrating 50 Years of Pacing Innovations

In 2008, St. Jude Medical proudly celebrated the 50th anniversary of the first implantable pacemaker, a significant milestone in medical-technology history.

In 1958, a Swedish man named Arne Larsson received the world's first implantable pacemaker in a pioneering operation in Stockholm. The groundbreaking technology was developed by a Swedish company — Elema Schönander — that eventually became part of St. Jude Medical. Mr. Larsson lived a long and vigorous life, passing away at the age of 86 from causes unrelated to his cardiac health.

The first implantable pacemaker was the size of a hockey puck and contained only two transistors. Today's pacemakers can be as small as a half-dollar, yet contain sophisticated aerospace and computer technology. Building on that early pacing technology, St. Jude Medical has developed increasingly sophisticated cardiac devices like cardiac resynchronization therapy devices for heart failure and implantable defibrillators, which provide life-saving therapy to people experiencing sudden cardiac arrest.

About St. Jude Medical

St. Jude Medical develops medical technology and services that focus on putting more control into the hands of those who treat cardiac, neurological and chronic pain patients worldwide. The company is dedicated to advancing the practice of medicine by reducing risk wherever possible and contributing to successful outcomes for every patient. Headquartered in St. Paul, Minn., St. Jude Medical employs approximately 14,000 people worldwide and has five major focus areas that include: cardiac rhythm management, atrial fibrillation, cardiac surgery, cardiology and neuromodulation. For more information, please visit sjm.com.

St. Jude Medical Inc.
Global Headquarters
One St. Jude Medical Drive
St. Paul, Minnesota 55117
+1 651 756 2000
+1 651 756 4310 Fax

Atrial Fibrillation Division
One St. Jude Medical Drive
St. Paul, Minnesota 55117
+1 651 756 2000
+1 651 756 2290 Fax

Cardiac Rhythm Management Division
15900 Valley View Court
Sylmar, California 91342
+1 818 362 6822
+1 818 364 5814 Fax

Cardiovascular Division
177 East County Road B
St. Paul, Minnesota 55117
+1 651 756 4470
+1 651 756 4466 Fax

Neuromodulation Division
6901 Preston Road
Plano, Texas 75024
+1 972 309 8000
+1 972 309 8150 Fax

St. Jude Medical Brasil Ltda.
Rua Frei Caneca, 1380
7° ao 9° andares
01307-002 – São Paulo (SP)
Brazil
+55 11 5080 5400
+55 11 5080 5423 Fax

St. Jude Medical
European Coordination Center
The Corporate Village
Figueras Building
Avenue Da Vinci Laan 11 Box F1
B-1935 Zaventem
Belgium
+32 2 774 68 11
+32 2 772 83 84 Fax

St. Jude Medical (Hong Kong) Ltd.
Unit 2701-07, 27/F
COSCO Tower
Grand Millennium Plaza
183 Queen's Road
Central, Hong Kong
+852 2996 7688
+852 2956 0622 Fax

St. Jude Medical International Division
One Lillehei Plaza
St. Paul, Minnesota 55117
+1 651 756 2000
+1 651 756 2291 Fax

St. Jude Medical Japan Co., Ltd.
Avex Bldg., 4F
3-1-30, Minami-Aoyama, Minato-ku
Tokyo 107 0062
Japan
+81 3 3423 6451
+81 3 3402 5586 Fax

U.S. Division
807 Las Cimas Parkway
Suite 400
Austin, Texas 78746
+1 512 732 7400
+1 512 732 2418 Fax

ATRIAL FIBRILLATION CARDIAC RHYTHM MANAGEMENT CARDIAC SURGERY CARDIOLOGY NEUROMODULATION

sjm.com



ST. JUDE MEDICAL™
MORE CONTROL. LESS RISK.

2008 William G. Hendrickson Technical Achievement Award Winner



Sergey Safarevich, Ph.D.

Dr. Sergey Safarevich, a senior principal engineer at the Cardiac Rhythm Management Division (CRMD), was honored with the company's 2008 William G. Hendrickson Technical Achievement Award.

The award is presented to an individual or team making a significant technical contribution that enhances the company's business performance. It is named after William G. Hendrickson, Ph.D., chairman of St. Jude Medical's Board of Directors from 1981 to 1993, whose commitment to technical excellence was critical to the company's early success.

Dr. Safarevich is responsible for CRMD's manufacturing welding processes, a complicated and critical part of developing pacemakers, implantable defibrillators and leads. Dr. Safarevich is committed to innovation, solving critical technical problems, and developing new procedures to improve the quality and reliability of St. Jude Medical devices.

Dr. Safarevich has established himself as an international expert in the field of laser welding. He holds 18 patents and has published 20 international articles related to precision welding technology. Dr. Safarevich holds a Ph.D. in laser technology and an M.S. in mechanical/metallurgical welding.